5/7



03050472

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Shun Tak Holdings Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______



**NEW ADDRESS ______

FILE NO. 82- 3357 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

*OICF/BY:* dlw

*DATE* : 5/8/03





# Shun Tak Holdings Limited

# 信德集團有限公司

Annual Report 2002 年報



# Contents



BOARD OF DIRECTORS

**Dr. Stanley Ho**
*Group Executive Chairman*

**Sir Roger Lobo**
*Independent Non-Executive Director*

**Mr. Robert Kwan**
*Independent Non-Executive Director*

**Dr. Cheng Yu Tung**
*Non-Executive Director*

**Mrs. Mok Ho Yuen Wing, Louise**
*Non-Executive Director*

**Ms. Pansy Ho**
*Managing Director*

**Ms. Daisy Ho**
*Deputy Managing Director*

**Dr. Ambrose So**
*Executive Director*

**Mr. Patrick Huen**
*Executive Director*

**Mr. Andrew Tse**
*Executive Director*

**Mr. Anthony Chan**
*Executive Director*

**Ms. Maisy Ho**
*Executive Director*

AUDIT COMMITTEE

**Mr. Robert Kwan**
*Chairman of the Audit Committee*

**Sir Roger Lobo**

**Mrs. Mok Ho Yuen Wing, Louise**

COMPANY SECRETARY

**Dr. Ambrose So**

REGISTERED OFFICE

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

AUDITORS

H.C. Watt & Company Limited

SOLICITORS

Johnson, Stokes and Master

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
BNP Paribas, Hong Kong Branch
Citibank, N.A.
Credit Agricole Indosuez
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
The Hongkong and Shanghai Banking Corporation Limited
WestLB AG, Hong Kong Branch

SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York

SHARE LISTING

The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States.

Shun Tak Holdings Limited, established in 1972 and listed on the Hong Kong Stock Exchange since 1973, is a leading Hong Kong-based conglomerate operating three core businesses - shipping, hospitality and property.

The Group's shipping division is historically the foundation of its growth. The Group's origins date back to 1961 when its major shareholder, Shun Tak Shipping Company, Limited (STS), was founded. In a pioneering move, STS inaugurated ferry service between Hong Kong and Macau the following year, after the Macau government granted an exclusive casino franchise to Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Shun Tak Enterprises Corporation (STE), forerunner of the present company, was formed in 1972 to operate high-speed vessels on the route through its subsidiary, Far East Hydrofoil Co., Ltd.

In response to the growth of the economies in southern China and Hong Kong in the 1980s, STE initiated a long-term programme of diversification, first into tourism-related industries, such as hotels and restaurants, and then into real estate. Through its interest in major commercial, residential and retail property ventures, including The Belcher's and Liberté development projects, the Group established a quality portfolio in the Hong Kong property market.

In 1990, STE changed its name to Shun Tak Holdings Limited to better reflect the diversity of its activities. Two years later, the Group acquired a 5% stake in STDM, the enterprise behind Macau's dynamic development. In 2002, the Group strategically increased its interest in STDM to approximately 11.48% by sharing its shipping operations with STDM in order to optimise its shipping operations and hospitality development in the long term. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A., which was awarded a gaming licence by the Macau SAR government when the gaming industry in Macau was opened in early 2002.

In a strategic move to strengthen its shipping division and expand market share, the Group successfully merged its shipping operations with those of CTS-Parkview Holdings Limited in 1999. The combined entity is operated and managed by the joint venture company Shun Tak-China Travel Shipping Investments Ltd., under the trade name "TurboJET."

Today, the Group owns one of the largest fleets of high-speed passenger ferries in Asia. The fleet provides passengers with fast, comfortable and reliable service between Hong Kong and Macau, and to a growing network of Pearl River Delta destinations including Shenzhen and Guangzhou.

Shun Tak employs more than 2,000 people in Hong Kong and Macau and has established itself as one of the leading conglomerates operating in the Pearl River Delta.

# SHIPPING



- TurboJET
- Shipyards

# HOSPITALITY



- Macau Tower Convention & Entertainment Centre
- Hotel Investment
- Hotel Management
- Private Clubs

# PROPERTY



- Development
- Investment
- Management

**Dr. Stanley Ho**
*O.B.E.*
*Group Executive Chairman*
*aged 81*

The Group's founder and executive chairman, Dr. Ho has been a Director of the Company since its incorporation in 1972. He is also a director of Shun Tak Shipping Company, Limited* and chairman of the publicly-listed Melco International Development Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also chairman of the board of directors of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court and Council of The University of Hong Kong and a member of the Court of The Hong Kong Polytechnic University.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L. and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM — Macau International Airport Company Limited, chairman of Seng Heng Bank Limited, chairman of Macau Jockey Club, member of Economic Council of Macau SAR and Trustee of Macau Foundation.

Dr. Ho is a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference.

**Sir Roger Lobo**
*C.B.E., LL.D., J.P.*
*Independent Non-Executive Director*
*aged 80*

Sir Roger Lobo was appointed independent non-executive director in 1994. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Roger is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

**Mr. Robert Kwan**
*M.A. (CANTAB), F.C.A.,*
*F.H.K.S.A., retired C.P.A., J.P.*
*Independent Non-Executive Director*
*aged 66*

Mr. Kwan was appointed independent non-executive director in 1994. He was chairman of Deloitte Touche Tohmatsu, Certified Public Accountants.

**Dr. Cheng Yu Tung**
*Non-Executive Director*
*aged 77*

Dr. Cheng has served as a director of the Company since 1982 and is also a director of Shun Tak Shipping Company, Limited*. He is vice president of The Real Estate Developers Association of Hong Kong and a director of the Chinese Gold & Silver Exchange Advisory Committee. Dr. Cheng is chairman of New World Development Company Limited, chairman of Chow Tai Fook Jewellery Company Limited, a director of Hang Seng Bank Limited and a member of the board of trustees of The Better Hong Kong Foundation.

* Shun Tak Shipping Company, Limited is a substantial shareholder of the Company.

### Mrs. Mok Ho Yuen Wing, Louise

*Non-Executive Director*
*aged 74*

Mrs. Mok, sister of the Group executive chairman, Dr. Stanley Ho, was appointed non-executive director in March 1999. Mrs. Mok is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L. as well as a Supervisory Committee Member.

### Ms. Pansy Ho

*Managing Director*
*aged 40*

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, was appointed executive director when she joined the Group in January 1995. Ms. Ho was appointed Managing Director in June 1999. She is also a director of Shun Tak Shipping Company, Limited*.

In addition to serving as executive director of Air Macau Company Limited, she is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L. and chairman of Macau Tower Convention & Entertainment Centre. She is also a committee member of The Chinese People's Political Consultative Conference of Beijing, member of the executive committee of All-China Federation of Industry & Commerce, executive vice president of Guangdong Chamber of Foreign Investors, founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development and Research and advisory council member of The Better Hong Kong Foundation.

Besides overseeing the overall strategic development and management of the Group, she is also the chief executive officer and director of Shun Tak – China Travel Shipping Investments Limited and is directly in charge of the Group's shipping operations.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

### Ms. Daisy Ho

*Deputy Managing Director*
*aged 38*

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in January 1994 and was appointed executive director in October of the same year. She became the Group's deputy managing director in June 1999 and chief financial officer the following October. She is also a director of Shun Tak Shipping Company, Limited*.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong and Hong Kong Advisor to The Dean's Advisory Board of University of Toronto.

* Shun Tak Shipping Company, Limited is a substantial shareholder of the Company.

### Dr. Ambrose So

*Executive Director*
*aged 52*

Dr. Ambrose So joined the Group in 1975 and was appointed executive director in 1991. He is also a founding honorary director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 10th National Committee of the Chinese People's Political Consultative Conference.

As an associate member of the Institute of Chartered Secretaries and Administrators, Dr. So is the Group's company secretary with responsibility of activities relating to Group administration and corporate development.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

### Mr. Patrick Huen

*Executive Director*
*aged 61*

Mr. Huen joined the Group in 1979 and was appointed executive director in 1991. He is responsible for the Group's strategic planning, corporate development, finance and investment-related activities.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited, an executive director of CAM — Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is an associate member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute.

### Mr. Andrew Tse

*Executive Director*
*aged 50*

Mr. Tse joined the Group in 1981 and was appointed executive director in 1991.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Helicopters Hong Kong Limited.

### Mr. Anthony Chan

*Executive Director*
*aged 55*

Mr. Chan joined the Group in 1987 and was appointed executive director in 1991.

A director of The Real Estate Developers Association of Hong Kong, Mr. Chan is president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development and investment activities.

### Ms. Maisy Ho

*Executive Director*
*aged 35*

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in September 1996 and was appointed executive director in June 2001.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division. She is a member of the Hong Kong Institute of Real Estate Administration, International Professional Security Association, Federation of Hong Kong Industries as well as an associate member of the Hong Kong Institute of Facility Management.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University.

# Significant Events

- ☐ In April, the Group acquired the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau. In November, the Group entered into a strategic joint venture agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), to transfer a 20% interest in the site's development rights to STDM.

- ☐ In April, TurboJET inaugurated a new ferry route between Macau and Shenzhen.

- ☐ Phase II of The Belcher's luxurious residential development in Hong Kong's Western Mid-Levels was completed in April and the sold units were smoothly handed over to homebuyers as scheduled.

- ☐ Pre-sale of Phases I and II of the Liberté, a luxurious residential development in West Kowloon, was successfully launched in April and May, with positive market response.

- ☐ The Group successfully raised approximately HK$388.5 million in May through a rights issue designed to enhance its financial flexibility.

- ☐ To prepare for the inauguration of TurboJET's new passenger ferry services between the Hong Kong International Airport in Chek Lap Kok and several Pearl River Delta destinations, the shipping division formed a joint venture in June 2002 to undertake renovation, operation and management of a cross-boundary passenger ferry terminal at the airport; the new services are scheduled to launch in June 2003.

- ☐ Reflecting the quality and professionalism of the Group's property management services, the division was accredited with an ISO 9001:2000 designation by the internationally recognized Hong Kong Quality Assurance Agency in October.

- ☐ As an extension of the commitment to provide lifestyle concept services, the Group opened a concept store named Living Matters in Shun Tak Centre in October, offering a distinctive collection of furniture, home accessories and dining ware.

- ☐ In November, the Group entered into a strategic shipping joint venture agreement, under which STDM agreed to participate in the Group's shipping business and the Group increased its stake in STDM from 5% to approximately 11.48%. The venture will optimise the Group's shipping operations and strengthen the alliance with STDM for future business opportunities in Macau.

- ☐ In February 2003, the Group entered into a conditional agreement to dispose of its 15% minority beneficial interest in the City Center of Shanghai in order to strategically re-deploy its resources in its core shipping and hospitality businesses, with an emphasis on Macau.

## FINANCIAL HIGHLIGHTS

| | 2002 (HK$'000) | (Restated) 2001 (HK$'000) |
|---|---|---|
| Turnover | **5,014,688** | 5,338,650 |
| Profit attributable to shareholders | **382,566** | 276,304 |
| Shareholders' equity | **6,272,496** | 5,661,832 |
| Earnings per share (HK cents) | | |
| – basic | **20.8** | 16.5 |
| – diluted | **20.7** | N/A |
| Dividends per share (HK cents) | **7.0** | 5.0 |
| Net asset value per share (HK$) | **3.2** | 3.6 |

The calculation of basic earnings per share is based on the weighted average number of 1,843,202,631 shares (2001: 1,674,141,933 shares, as restated for the rights issue) in issue during the year. The calculation of diluted earnings per share is based on the weight average number of 1,846,842,345 shares in issue after adjusting for the effects of all dilutive potential ordinary shares. For the year ended 31 December 2001, the diluted earnings per share was not shown as there was no dilutive effect.

## DIVIDEND SCHEDULE

| | |
|---|---|
| Announcement of final dividend | 26 March 2003 |
| Deadline for lodging of all transfers | 5 June 2003 – 4:00pm |
| Closure of register of members | 6 June to 11 June 2003 |
| Annual General Meeting | 11 June 2003 |
| Posting of dividend warrant to shareholders | 20 June 2003 |



The Group achieved several important milestones in 2002, as a result of both strategic consolidation and promising initiatives in our core businesses of shipping, hospitality and property. Our businesses benefited generally from renewed interest in travel to Macau and China, and the Group capitalised on opportunities to strengthen its position as a premier provider of travel and hospitality services in the Pearl River Delta area.

The Group's profit attributable to shareholders for the year ended 31 December 2002 was HK$382.6 million, an increase of 38.5% over 2001 profits of HK$276.3 million. Turnover amounted to HK$5,014.7 million, a decrease of 6.1% from HK$5,338.7 million in the previous year. Basic earnings per share were HK 20.8 cents (2001: HK 16.5 cents).

Subject to approval by our shareholders at the Annual General Meeting on 11 June 2003, the Directors recommend a final dividend of HK 3.5 cents per share (2001: HK 3 cents per share). In addition to the interim dividend of HK 3.5 cents per share previously paid (2001: HK 2 cents per share), the total dividend for the year amounted to HK 7 cents per share (2001: HK 5 cents per share).

Our market leadership on the Hong Kong-Macau passenger ferry route is well-established and unsurpassed.

Increasing growth in passenger volume on our shipping division's ferry routes to Shenzhen and Guangzhou, together with effective cost control efforts, buoyed earnings for Shun Tak-China Travel Shipping Investments Ltd., the Group's joint venture with China Travel International Investment Hong Kong Limited. The Group anticipates that the economic growth of the Pearl River Delta will continue to attract both business and leisure travel there, to the continued benefit of our shipping business.

Reflecting our confidence in Hong Kong's position as a convenient transit hub to Mainland China, the shipping division will introduce new ferry services between the Hong Kong International Airport in Chek Lap Kok and several Pearl River Delta destinations in June 2003. To prepare for the new services, the shipping division formed Hong Kong International Airport Ferry Terminal Services Limited in June 2002 to undertake renovation, management and operation of a cross-boundary passenger ferry terminal at the airport. The new routes and services will effectively expand the Group's shipping services network to a wider and more international traveler base.

The Group believes that the Macau economy will continue to expand in the coming years, as its popularity as a leisure and business destination for travelers grows. In a mutually beneficial alliance, the Group entered into a strategic shipping joint venture, shared as to 60% and 40% by the Group and Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), respectively, in November 2002. The new shipping joint venture optimises our shipping operations and increases the Group's effective shareholding in STDM to approximately 11.48%, solidifying our partnership. At the same time, the Group entered into another strategic joint venture with STDM, shared as to 80% and 20% by the Group and STDM, respectively, to develop a 99,000-square-metre hotel and commercial site in Taipa, Macau. With these new strategic joint ventures with STDM, which has been operating in Macau's leisure and tourism sector for many years, the Group will further explore and develop expansion opportunities in Macau.

The Group is also proud to have been awarded a 20-year operational and property management agreement for the Macau Tower Convention and Entertainment Centre in late 2001. Over the past year, our hospitality division has gained valuable experience in managing the many major meetings, conventions and exhibitions that are hosted at the Centre.

With the continued revival of Macau tourism, the Mandarin Oriental Macau significantly increased its net profit over the prior year. The Westin Resort Macau recorded slight decreases in average room rate and occupancy rate over the prior year, due to a refurbishment programme which is scheduled for completion in the second quarter of 2003. The refurbishment programme includes interior decoration of guest rooms, which will enhance the comfort and enjoyment of hotel guests.

The portfolio of the property management division, which specializes in providing value-added property services for residents and tenants, continued to expand. The division has been appointed as property manager of the Liberté upon its completion. Hence, the Group anticipates an increasing contribution from its property management services.

During the year, the Group generated substantial cash inflow and earnings from the sale of its quality property developments, namely The Belcher's and Liberté, and enhanced its financial position. In addition, the Group successfully raised approximately HK$388.5 million through a rights issue in May, which further enhanced the financial flexibility of the Group. Accordingly, the Group's gearing ratio has significantly improved. In view of the sound financial position of the Group, together with the year's strategic joint ventures with STDM, the Board is confident that the Group is well-poised to pursue new business opportunities and long-term hospitality development, particularly in Macau.

The Group continues to review and restructure its existing operations and focus on the business development of its shipping and hospitality divisions. In February 2002, the Group strategically disposed of its 20% stake in an air-cargo business, AHK Air Hong Kong Limited, for HK$194 million, at a gain of HK$177.8 million. In February 2003, the Group entered into a conditional sale agreement to dispose of its 15% stake in a Shanghai property development, City Center of Shanghai, for HK$342 million, at an estimated gain of approximately HK$29.7 million.

The Group is gratified that the process of consolidation begun in recent years is unfolding positively and profitably. The Group is committed to become the leading travel and hospitality operator in the region and we will continue to seek premium opportunities, which complement our traditional business activities and strengthen our interests in Macau and the Pearl River Delta.

I extend appreciation to all the Group's constituencies, including employees, managers and shareholders, whose continuing efforts contributed to our positive performance in the past year. Together we move forward to build on our past achievements.



**Stanley Ho**
*Group Executive Chairman*
26 March 2003



# An Impressive Journey...

New alliance, new routes and plans for new services..., the **shipping division's** strategy for future expansion takes shape.

> "A key component in the shipping division's blueprint for growth was the completion of a shipping joint venture with Sociedade de Turismo e Diversões de Macau, S.A.R.L.."







The launch of a new passenger ferry route, increased popularity of existing routes and plans for new airport ferry services characterized a year of progress for the shipping division, in which its strategy for future expansion took shape.

A significant development of the division was the completion of a strategic shipping joint venture, shared as to 60% and 40% by the Group and its strategic partner, Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), respectively, in December 2002. Through the venture, STDM agreed to participate in the Group's 71%-owned shipping investment arm, Shun Tak-China Travel Shipping Investments Ltd. (STCTS), and the Group increased its attributable interest in STDM from 5% to approximately 11.48%. The shipping joint venture optimises the shipping operations for the benefit of both parties, and strengthens the Group's strategic alliance with STDM for future business opportunities in Macau.

Operating under the trade name TurboJET, STCTS is one of the largest high-speed ferry operators in Asia, with a fleet of 31 vessels. The only operator of 24-hour ferry services between Hong Kong and Macau, the Group's shipping division has been the market leader on the Macau route for nearly four decades. It served approximately 9.7 million passengers on its Hong Kong-Macau route in 2002.

Growth in passenger traffic on routes to the People's Republic of China (PRC) increased significantly during the year due to more airport-bound passengers and group travelers. Traffic on the Hong Kong-Shenzhen and Hong Kong-Guangzhou



routes grew approximately 23% in 2002. Despite the volatility of fuel prices in 2002, the shipping division reduced operating costs and improved load factors through the continual monitoring of sailing schedules and vessel deployment. To optimise utilization of resources, STCTS strategically chartered one of its jetfoils to an Asian company, providing the Group with a stable income.

In line with the Group's strategy of expanding its maritime transportation network in the Pearl River Delta, which includes exploring new PRC routes and other business development opportunities, the shipping division launched a new route between Shenzhen and Macau in April, responding to rapid economic growth in the area and the opening up of the PRC tourism market.

To prepare for the inauguration of TurboJET's new passenger ferry services between the Hong Kong International Airport (HKIA) in Chek Lap Kok and several Pearl River Delta destinations, the shipping division formed Hong Kong International Airport Ferry Terminal Services Limited, a joint venture with an independent third party, to undertake renovation, management and operation of a cross-boundary passenger ferry terminal at the HKIA. With the new service, which is scheduled to commence in June 2003, transit passengers will not







be required to undergo Hong Kong customs and immigration formalities. This innovative multi-modal transit arrangement offers travelers a seamless and efficient air-sea transit service and expands the Group's shipping services network to a wider and more international traveler base.

The introduction of both the new Macau-Shenzhen route and the new HKIA routes reflects the Group's commitment to exploring business development opportunities that complement its existing passenger ferry services and capitalise on growth in the Pearl River Delta region.


Guangzhou Baiyun International Airport
Guangzhou
East River Guangzhou
Shenzhen Baoan International Airport
Fu Yong (Shenzhen Airport), Shenzhen
Macau International Airport
Hong Kong International Airport
Macau
Chek Lap Kok
Hong Kong



# A Dynamic Experience...

New venture, new network..., the **hospitality division's** strategy for further expansion in Macau solidifies.

> "These varied hospitality-related activities and commitments reflect the Group's goal of becoming the leading hospitality and travel operator in the region."







In anticipation of increasing tourism interest in Macau, the Group acquired the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau, for HK$500 million in April. In November, the Group entered into a strategic joint venture agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM) to transfer to STDM a 20% interest in the site's development rights for approximately HK$100 million. The new venture will further energize the Group's hospitality expansion prospects in Macau and pave the way for its future cooperative initiatives with this strategic partner in Macau.

Reflecting its continuing confidence in the prospects of Macau, particularly in the tourism industry, the Group entered into a strategic joint venture agreement with STDM to increase its stake in STDM from 5% to approximately 11.48% in November 2002. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A., one of three companies awarded gaming licenses by the Macau SAR Government in early 2002. In addition, STDM has interests in eight Macau hotels, the Nam Van Lakes reclamation project, Nova Taipa Gardens, the Macau International Airport and Air Macau, the enclave's flag carrier. Ordinary dividends received from STDM for the original 5% stake in 2002 were HK$18.3 million (2001: HK$14.3 million).

In another opportunity to extend its expertise, the Group was awarded a 20-year operational and property management agreement for the Macau Tower Convention and Entertainment Centre (MTCEC), which is owned by STDM, in late 2001. Among the well-attended and significant public events held in the MTCEC during 2002 were the 7th Macau International Trade & Investment Fair, the 16th Macau



International Music Festival, the 10th Election of Macao S.A.R. Representative for the National's People Congress, the 53rd Anniversary of National Day Celebration, an Exhibition of the Dinosaurs of Inner Mongolia and Macau's annual Countdown Carnival, which attracted more than 40,000 visitors.

In managing the MTCEC for the past year, the hospitality division has gained valuable expertise in the meetings, conventions and exhibition sector, and groomed an experienced management team of more than 300 staff.

The Group has interests in two hotels in Macau. The Mandarin Oriental Macau recorded a significant increase in net profit over 2001 due to improved operating profit and reduced interest expenses. The Westin Resort Macau (Westin) recorded slight decreases in average room rate and occupancy rate over the prior year, due to a refurbishment programme that is scheduled for completion in the second quarter of 2003. The refurbishment programme includes interior decoration of guest rooms, which will enhance the comfort and enjoyment of hotel guests.

Reflecting its excellent reputation as Macau's premier golf club, the Macau Golf & Country Club (MGCC), adjacent to the Westin, achieved an increase in net profit over 2001. MGCC hosted the Macau Open golf tournament in October for the fifth consecutive year. The Westin, together with MGCC, is the only resort in Hong Kong and Macau that offers an international standard 18-hole golf facility.







To maximise sales and marketing opportunities, the hospitality division is developing a business unit to serve travelers to the region, particularly those who are interested in Macau's world-class facilities for meetings and conventions. It aims to consolidate the products and services of the Group's various hospitality business units as well as to synergize the sales and marketing initiatives. The new unit will be an important milestone in extending the Group's hospitality expertise to the travel trade sector.

These varied hospitality-related activities and investments reflect the Group's commitment of becoming the leading hospitality and travel operator in the region. The Group will continue to seek complementary investment opportunities that create synergy with its existing businesses and enable the Group to capitalize on its significant expertise in travel and tourism.




A Quality Lifestyle...

Strong sales of the Group's quality residential developments, coupled with enhanced property management services, dovetails the **property division's** performance of the year.

> "The property division contributed earnings for the year with the completion and sales of Phase II units at The Belcher's and pre-sale of both phases of the Liberté."







Strong sales at the property division's major residential developments, Liberté and The Belcher's, along with increased demand for quality property management services, contributed significantly to earnings for the year.

## Liberté

The Liberté in West Kowloon, developed jointly with Sun Hung Kai Properties Limited, features seven residential towers, comprising 2,434 quality units, with a clubhouse and a landscaped garden of over 170,000 square feet. It will also include a commercial complex. The total development area will be approximately 1.8 million square feet.

The Liberté is being developed in two phases. Superstructure work for Phase I, comprising five residential towers with 1,834 units, is scheduled for completion in the third quarter of 2003. Phase II, comprising the remaining two residential towers with 600 units and a commercial podium, is scheduled for completion by the end of 2003. Unit sizes are from approximately 500 to 1,470 square feet.

Pre-sale of both Phase I and Phase II residential units was launched in April and May 2002, respectively, and was well-received by the market.

The Liberté is easily accessible by public transportation and within walking distance of a Mass Transit Railway (MTR) station.

## The Belcher's

The Belcher's luxurious development in the Western Mid-Levels comprises six residential towers on a 220,000-square-foot commercial podium, The Westwood, and a 190,000-square-foot residents' clubhouse and landscaped garden. The shopping complex, clubhouse and gardens are the largest in the Mid-Levels.

The development is divided into two phases. Phase I, completed in 2001, contains three residential towers comprising 1,093 units and The Westwood. The remaining three residential towers in Phase II, comprising 1,120 units, was completed in April 2002 and sold units were smoothly handed over to



homebuyers as scheduled. The units range in size from approximately 850 to 3,340 square feet.

The Belcher's convenient location is easily accessible by public transportation. It is planned that a new MTR station, named Belcher, will provide direct access to the project's commercial podium.

### Other Properties

In Macau, Phase I of Nova Taipa Gardens on Taipa Island, comprising 13 residential blocks, was launched in stages and approximately 86% of the units were sold by the end of 2002. Foundation work for Phase II, which comprises 13 residential blocks, was completed. The remaining phases of the residential development project, one of the largest in Macau, are in planning.

The Shun Tak Business Centre in Guangzhou comprises a 32-storey office tower and a six-storey shopping arcade. Since its completion in April 2000, sales and leasing of the development has progressed satisfactorily.

The City Center of Shanghai, comprising two 25-storey office towers and a six-storey retail and entertainment podium, was completed in late 2002. In order to strategically re-deploy the Group's resources in its core shipping and hospitality businesses, with an emphasis on Macau, the Group entered into a conditional agreement in February 2003 to dispose of its entire 15% beneficial interest in the development project for HK$342 million, at an estimated profit of approximately HK$29.7 million.

### Property Services

The portfolio of the Group's property management division continues to expand to meet demand for its comprehensive range of professional services to residential, commercial and industrial properties.

New properties under the division's management in 2002 include Phase II of The Belcher's in Hong Kong and Shun Tak House in Macau. In Hong Kong and Macau, the division currently manages 5.3 million and 3.4 million square feet,







respectively, of commercial, retail and residential properties. Properties under management range in size and type from single-owned residential units to retail shopping arcades.

In addition, the division has been appointed as property manager of the Liberté in West Kowloon, starting from late 2003. The division's property management portfolio will extend to over 10 million square feet then.

The division's Living Matters Company Limited, inaugurated in 2001, provides lifestyle concept services, including personal and value-added home services that increase convenience for residents and enhance their living environment. As an extension of the commitment to quality living, the Group opened a concept store named Living Matters in Shun Tak Centre in October 2002, offering a contemporary collection of ready-made and customized furniture, home accessories, dining ware and decorative pieces.

Reflecting the quality and professionalism of the Group's property management services, the division was accredited with an ISO 9001:2000 designation by the internationally recognized Hong Kong Quality Assurance Agency in October. In addition, Shun Tak Property Management Limited was also awarded the Caring Company Award by the Hong Kong Council of Social Service for its demonstration of good corporate citizenship and contribution to the community.



## PROPERTIES FOR DEVELOPMENT AND/OR SALE

| | Approx. Total Gross Floor Area for the Project (Sq. m) | Approx. Total Site Area for the Project (Sq. m) | Primary Use | Group's Interest | Development Progress as of Dec 2002 | Estimated Completion Date |
|---|---|---|---|---|---|---|
| **Hong Kong** | | | | | | |
| The Belcher's | | 30,125 | Residential | | | |
| Phase I | 112,619 | | | 51% | Works completed | – |
| Phase II | 138,162 | | | 51% | Works completed | – |
| Chatham Gardens | – | 3,786 | – | 51% | Under planning | – |
| Liberté | | 18,912 | Residential/ Commercial | | | |
| Phase I | 130,438 | | | 64.56% | Superstructure works | 2003 |
| Phase II | 43,872 | | | 64.56% | Superstructure works | 2003 |
| 124 Pok Fu Lam Road | – | 1,684 | Residential | 100% | Under planning | – |
| YTM Lots 30 & 31, Yau Tong | – | 1,858 | – | 50% | Land bank | – |
| **Macau** | | | | | | |
| NAPE (Outer Harbour New Reclamations) Lot No. 3 (A2/i) | – | 2,916 | Hotel/ Commercial | 20% | Land bank | – |
| Nova Taipa Gardens | | | Residential/ Commercial/ Hotel | | | |
| Phase I | 292,602 | 29,555 | | 25% | Works completed | – |
| Phase II | 292,912 | 29,547 | | 25% | Foundation completed | 2006 |
| Phase III | 64,890 | 15,277 | | 25% | Land bank | – |
| Phase IV | 47,149 | 5,225 | | 25% | Land bank | – |
| Phase V | 112,825 | 24,829 | | 25% | Land bank | – |
| **Mainland China** | | | | | | |
| City Center of Shanghai, Hongqiao District, Shanghai | | | | | | |
| Phase I | 173,215 | 17,664 | Commercial | 15% | Works completed | – |

## INVESTMENT AND HOTEL PROPERTIES

| | Approx. Total Gross Floor Area (Sq. m) | Approx Total Site Area (Sq. m) | Primary Use | Group's Interest | Occupancy Rate as of Dec 2002 | Average Rental Rate for the year 2002 | Approx. Lettable Floor Area (Sq. m) | Development Progress as of Dec 2002 | Year of Lease Expiry |
|---|---|---|---|---|---|---|---|---|---|
| The Westwood, 8 Belcher's Street, Hong Kong | 20,724 | - | Commercial | 51% | 85% | HK$379 psm | 14,682 | - | 2030 |
| The Belcher's, 89 Pok Fu Lam Road, Hong Kong | 601 motor car parking spaces | - | Carpark | 51% | 96.6% | HK$3,200 per carpark per month | - | - | 2030 |
| | 33 motorcycle parking spaces | - | Carpark | 51% | 9.1% | HK$1,100 per carpark per month | - | - | 2030 |
| Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong | 974 | 900 | Commercial | 100% | 100% | HK$390 psm | 822 | - | 2858 |
| Seymour Place, G/F, 1/F-3/F, 60 Robinson Road, Hong Kong | 26 parking spaces | - | Carpark | 100% | 69.2% | HK$3,150 per carpark per month | - | - | 2858 |
| Monmouth Place, L1-L4, 9L Kennedy Road, Hong Kong | 18 parking spaces | - | Carpark | 100% | 50% | HK$3,000 to 3,500 per carpark per month | - | - | 2047 |
| Starhouse Plaza, Shop no. 5B on G/F, and portion of shop in Basement, Star House, excluding shop A, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong | 2,643 | - | Commercial Shopping Arcade | 100% | 95.5% | HK$248 psm | 2,643 | - | 2863 |
| Mandarin Oriental Macau, Avenida da Amizade, Macau | 46,453 | 8,486 | Hotel | 50% | - | - | - | - | 2007 renewable to 2032 |
| Extension in the Outer Harbour New Reclamation Zone, Macau | 1,327 | 15,176 | Resort | 50% | - | - | - | - | 2007 renewable to 2049 |
| Shun Tak House, 11 Largo do, Senado, Macau | 2,695 | - | Food Court | 100% | 100% | HK$133 psm | 2,510 | - | Freehold |
| The Westin Resort Macau and Macau Golf & Country Club, Hac Sa Beach, Coloane, Macau | 46,644 (including carparks) | 767,373 | Hotel/ Golf Course | 34.9% | - | - | - | - | 2003 renewable to 2049 |
| Shun Tak Business Centre 246, Zhongshan Road 4, Guangzhou, PRC | 28,971 | - | Office | 60% | 79% | RMB59 psm | 28,971 | - | 2045 |
| | 5,722 | - | Commerical Shopping Arcade | 60% | 40% | RMB106 psm | 3,888 | - | 2035 |
| | 51 car parking spaces | - | Carpark | 60% | - | - | - | - | 2045 |

## PROPERTIES UNDER PLANNING

| | Approx. Total Gross Floor Area (Sq. m) | Approx Total Site Area (Sq. m) | Primary Use | Group's Interest | Occupancy Rate as of Dec 2002 | Average Rental Rate for the year 2002 | Approx. Lettable Floor Area (Sq. m) | Development Progress as of Dec 2002 | Year of Lease Expiry |
|---|---|---|---|---|---|---|---|---|---|
| Baia de Nossa Senhora de Esperança, Taipa, Macau | - | 99,000 | Hotel/ Commercial | 100% | - | - | - | Land bank | 2049* |
| Rawai Beach, Phuket, Thailand | - | 36,800 | Hotel | 50% | - | - | - | Land bank | Freehold |

## PROPERTIES HELD BY THE GROUP FOR OWN USE

| | Approx. Total Gross Floor Area (Sq. m) | Approx Total Site Area (Sq. m) | Primary Use | Group's Interest | Occupancy Rate as of Dec 2002 | Average Rental Rate for the year 2002 | Approx. Lettable Floor Area (Sq. m) | Development Progress as of Dec 2002 | Year of Lease Expiry |
|---|---|---|---|---|---|---|---|---|---|
| Penthouse 39th Floor, West Tower Shun Tak Centre, 200 Connaught Road Central, H.K. | 1,823 | - | Office Premises | 100% | - | - | - | - | 2055 renewable to 2130 |
| 83 and 95, Hing Wah Street West, Kowloon | 19,320 | 19,139 | Shipyards | 42.6% | - | - | - | - | 2051 |
| Macau International Centre, Macau 2/F to 4/F (whole floor) and Flats A, B, C of 5/F, Block 12 | 2,894 | - | Staff Quarters | 100% | - | - | - | - | 2006 renewable to 2049 |
| Flats E of 8-11/F, Block 13 | 473 | - | Staff Quarters | 42.6% | - | - | - | - | 2006 renewable to 2049 |

* *Subject to issuance of land grant document*

## TURNOVER ANALYSIS

Turnover by Division


2002
Property
69.6%
Investment
and others
0.5%
Hospitality
1.7%
Shipping
28.2%


2001
Property
73.0%
Investment
and others
0.3%
Hospitality
1.3%
Shipping
25.4%

| (HK$ million) | 2002 | 2001 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Shipping | 1,414 | 1,358 | 56 | 4 | The rise is mainly attributable to the increased ticket revenue from both the Hong Kong - Macau and Hong Kong - Shenzhen routes. |
| Property | 3,491 | 3,896 | (405) | (10) | The drop is largely due to the reduced revenue from sales recognition of residential units for The Belcher's compensated by pre-sale of the Liberté during the year. |
| Hospitality | 84 | 70 | 14 | 20 | The increase is mainly due to the combined result of increase in revenue from travel agency services and management fee received from Macau hotels offset by the reduction in revenue from Greater China Club. |
| Investment and others | 26 | 15 | 11 | 73 | The variance is mainly due to the increase in dividends received from STDM and other investments. |
| Total | 5,015 | 5,339 | (324) | (6) | |

Turnover by Geographical Area

| (HK$ million) | 2002 | 2001 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Hong Kong | 4,268 | 4,625 | (357) | (8) | The decrease is largely due to the reduced revenue from sales recognition of residential units for The Belcher's during the year. |
| Macau | 661 | 655 | 6 | 1 | The slight increase is mainly due to the increase in dividends received from STDM and other investments. |
| Others | 86 | 59 | 27 | 46 | The variance mainly represents the rise in ticket income for the Hong Kong - Shenzhen route and rental income received from property in Guangzhou. |
| Total | 5,015 | 5,339 | (324) | (6) | |

# PROFIT AND LOSS ANALYSIS

## Operating Profit by Division


2002
Property
64.1%
Investment
and others
3.4%
Hospitality
1.0%
Shipping
31.5%
2001
Property
72.6%
Investment
and others
1.8%
Hospitality
0.8%
Shipping
24.8%

| (HK$ million) | 2002 | 2001 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Shipping | 192 | 165 | 27 | 16 | The favourable variance mainly represents the increase in ticket income and improved cost control. |
| Property | 391 | 483 | (92) | (19) | The decrease is mainly due to the drop in profit recognised from sales of residential units in The Belcher's compensated by pre-sale of the Liberté during the year. |
| Hospitality | 6 | 5 | 1 | 20 | The difference is mainly attributable to the increase in management fee received from Macau hotels. |
| Investment and others | 21 | 12 | 9 | 75 | The rise is mainly due to increase in dividends received from STDM and other investments. |
| Unallocated net expenses | (35) | (11) | (24) | (218) | The variance is largely due to decrease in interest income. |
| Operating profit | 575 | 654 | (79) | (12) | |
| Finance costs | (101) | (123) | 22 | 18 | The decrease is the combined effect of reduced interest rates and outstanding loans offset by absorbing interest expenses in the profit and loss account since issuance of occupation permit for The Belcher's. |
| Net investment gain | 72 | – | 72 | – | This represents the combined result of profit on disposal of AHK Air Hong Kong, impairment loss on investments and impairment loss on goodwill of a jointly controlled entity. |
| Share of results of associates | 21 | 13 | 8 | 62 | The variance is principally due to the contribution from Nova Taipa Gardens development project offset by the share of loss for AHK Air Hong Kong prior to its disposal. |
| Share of results of jointly controlled entities | 2 | (18) | 20 | 111 | The improvement principally represents the increase in share of profit from a property joint venture. |
| Profit before taxation | 569 | 526 | 43 | 8 | |
| Taxation | (25) | (75) | 50 | 67 | |
| Profit after taxation | 544 | 451 | 93 | 21 | |
| Minority interests | (161) | (175) | 14 | 8 | This mainly represents the interests of minority shareholders in The Belcher's and shipping division. |
| Profit attributable to shareholders | 383 | 276 | 107 | 39 | |

PROFIT AND LOSS ANALYSIS *(continued)*
Operating Profit by Geographical Area

| **(HK$ million)** | **2002** | 2001 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Hong Kong | **432** | 500 | (68) | (14) | The variance is mainly the combined result of reduced contribution from sales of residential units in The Belcher's offset by additional profit recognised from pre-sale of the Liberté. |
| Macau | **139** | 150 | (11) | (7) | The variance is mainly attributable to the fall in interest income compensated by increase in dividends received from STDM and other investments. |
| Others | **4** | 4 | – | – | |
| Total | **575** | 654 | (79) | (12) | |

ANALYSIS ON SHARE OF RESULTS OF ASSOCIATES

| **(HK$ million)** | **2002** | 2001 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Property | **5** | (14) | 19 | 136 | The difference is mainly due to the improved result from Nova Taipa Gardens development project. |
| Hospitality | **19** | 16 | 3 | 19 | The increase is due to Mandarin Oriental in Macau continuously recorded favourable operating results. |
| Investment and others | **(3)** | 11 | (14) | (127) | The decrease is mainly attributable to the share of loss for AHK Air Hong Kong prior to its disposal. |
| Total | **21** | 13 | 8 | 62 | |

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE
Cash inflow for 2002 was HK$7,846 million comprising mainly the aggregated result of HK$4,425 million from operations, HK$2,668 million from loans, HK$388 million from proceeds on issuance of shares under the rights issue, HK$194 million from proceeds on disposal of interest in an associate, HK$60 million from interest received, HK$44 million from associates, HK$25 million from dividends of associates and HK$25 million from dividends of investments.

Cash outflow for 2002 was HK$7,536 million mainly attributable to HK$5,000 million for repayments of loans, HK$907 million for mortgage loans receivable, HK$640 million for purchase of fixed assets, HK$401 million for interest paid, HK$271 million for repurchase of convertible guaranteed bonds, HK$126 million for dividends paid to shareholders, HK$68 million for taxation, HK$52 million for dividends paid to minority shareholders, HK$33 million for investments and HK$30 million for joint ventures.

## LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE *(continued)*

| Cash Flow Variance Analysis (HK$ million) | 2002 | (Restated) 2001 | Variance |
|---|---|---|---|
| Operating activities | 4,357 | 3,087 | 1,270 |
| Investing activities | (1,246) | (871) | (375) |
| Financing activities | (2,801) | (2,501) | (300) |
| Net increase / (decrease) in cash and cash equivalents | 310 | (285) | 595 |

The cash and cash equivalents were HK$898 million at 31 December 2002, a substantial increase of HK$310 million from last year end date.

During the year, the Group enlarged its share capital by way of a rights issue with a subscription of 388,486,782 shares at HK$1.00 per share. The net proceeds (after deduction of expenses) of approximately HK$382 million were applied to reduce the Group's debts.

At 31 December 2002, total loan facilities and other financing available to the Group amounted to HK$5,221 million, of which HK$2,721 million remained undrawn. The facilities outstanding at the year end comprised HK$2,187 million in bank loans, HK$308 million in convertible guaranteed bonds and HK$5 million in other loans. 15% of the outstanding bank loans was secured by charges on certain assets of the Group. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2002 is set out below:

### MATURITY PROFILE

| Within 1 year | 1-2 years | 2-5 years | Total |
|---|---|---|---|
| 13% | 17% | 70% | 100% |

Based on a net borrowings of HK$1,601 million at the year end, the Group's gearing ratio was 14.6% (2001: 31.9%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

## FINANCIAL RISK

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 14% of our Group's long-term borrowings. Only 25% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

## HUMAN RESOURCES

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2002.

GROUP ACTIVITIES

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 76 to 77.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 27 to the financial statements on pages 73 to 75.

GROUP FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2002 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 41 to 77.

PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 76 to 77.

DIVIDENDS

An interim dividend of 3.5 HK cents per share was paid in October 2002. The directors now recommend the declaration of a final dividend of 3.5 HK cents per share in respect of the year ended 31 December 2002 payable to shareholders on the record on 11 June 2003.

FIXED ASSETS

The movements in fixed assets of the Group during the year are shown in note 10 to the financial statements on pages 59 to 60.

PARTICULARS OF PROPERTIES

Particulars regarding the properties held by the Group for own use, investment, development and sale are shown on pages 24 to 25.

SHARE CAPITAL

The movements in share capital of the Company during the year are shown in note 18 to the financial statements on page 64.

CONVERTIBLE GUARANTEED BONDS

Details of the convertible guaranteed bonds of the Group are shown in note 20 to the financial statements on page 67.

RESERVES

The movements in reserves during the year are shown in note 19 to the financial statements on pages 65 and 66.

DONATIONS

During the year, the Group made donations for charitable and community purposes amounted to HK$70,000 (2001: HK$133,800).

GROUP BORROWINGS

Details of borrowings repayable within one year and long-term loans are shown in notes 20 and 21 to the financial statements on pages 67 and 68.

FINANCE COSTS CAPITALISED

Finance costs capitalised by the Group during the year amounted to HK$80,163,000 (2001: HK$322,393,000).

MAJOR CUSTOMERS AND SUPPLIERS

It is the policy of the Group to have several suppliers for any item of materials required so as to avoid over-reliance on a single source of supply.

The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, the Group's turnover attributable to the Group's five largest customers accounted for less than 30% of the Group's total turnover. 62% of the Group's purchases was attributable to the Group's five largest suppliers combined with the largest supplier accounting for 35% of the Group's total purchases.

Dr. Stanley Ho and Dr. Cheng Yu Tung have beneficial interests in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), one of the five largest customers and suppliers of the Group. Save as disclosed, no other directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's issued share capital) were interested at any time in the year in the Group's five largest customers or suppliers.

## DIRECTORS

The directors of the Company are listed on page 2.

Sir Roger Lobo, Dr. Cheng Yu Tung and Mr. Patrick Huen are due to retire in accordance with Article 77 of the Company's Articles of Association, and being eligible, offer themselves for re-election.

## DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

1. Dr. Stanley Ho, Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are directors of STDM.

   Dr. Stanley Ho and Dr. Cheng Yu Tung have beneficial interests in STDM and Sociedade de Jogos de Macau S.A. (SJM).

   Dr. Ambrose So is a director of and has beneficial interest in SJM. SJM, a subsidiary of STDM, is a franchised holder of casinos in Macau.

   During the year, the Group had the following transactions with the STDM Group:

   i. The Group received management and incentive fees of HK$21.7 million from STDM for managing hotels owned by STDM.

   ii. The Group purchased fuel for its Macau shipping operations amounting to HK$80.5 million from the STDM Group, which also loaded the fuel into the vessels. The Group received reimbursements of HK$1.2 million for technical services rendered to the STDM Group in relation to the loading of fuel.

   iii. During the year, TurboJET tickets in the aggregate amount of HK$344.1 million were sold by the Group to the STDM Group. In return, discount and commission charges in the aggregate amount of HK$43.1 million were paid by the Group to the STDM Group in respect of the TurboJET tickets sold by the STDM Group acting as agent or purchased by the STDM Group for its own account.

   iv. During the year, the Group continued to reimburse the STDM Group amounting to HK$149.9 million on a dollar for dollar basis for payments made by the STDM Group on behalf of the Group in settlement of expenses incurred in connection with the operations of the Macau wharf and the provision of wharf services for the TurboJET operations.

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS *(continued)*

v. The Group chartered passenger ferries to STDM and operated on its behalf a low-fare passenger ferry service between the China Ferry Terminal in Kowloon and Macau. Hire charges in the aggregate amount of HK$106.7 million were received by the Group during the year.

vi. The Group received management and incentive fees totalling HK$2.9 million relating to the operational and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

vii. The Group maintained certain current and savings accounts with Seng Heng Bank Limited, a wholly owned subsidiary of STDM. As at 31 December 2002, the total balance amounted to HK$6.9 million.

viii. The Group and STDM subscribed for 60% and 40% of the issued share capital of Interdragon Limited (Interdragon) respectively. The consideration comprised the transfer by the Group to Interdragon of its 71% issued share capital of Shun Tak-China Travel Shipping Investments Limited (ST-CTSI) and the transfer by STDM to Interdragon of 10.8% of the issued share capital of STDM.

ix. On 14 November 2002, the Group entered into a conditional agreement with STDM for the sale to STDM of its 20% interest in a subsidiary, whose sole asset comprises the development rights of a 99,000 square metre hotel and commercial site in Taipa, Macau. The consideration comprised cash payments by STDM to the Group of (i) MOP200,000 (HK$194,000) for the 20% equity interest in the subsidiary and (ii) HK$100 million for the assignment by the Group to STDM of 20% (by value) of the outstanding shareholder loan owed by the subsidiary to the Group totalling HK$500 million.

2. During the year, the Group paid commissions of HK$25.2 million to China Travel Services (Hong Kong) Limited (CTSHK) as a joint general sales agent of ST-CTSI for sale of ferry tickets. CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited (CTII) which is a substantial shareholder of ST-CTSI, a subsidiary of the Group.

3. The Group received reimbursements of HK$37.7 million from Shun Tak Shipping Company, Limited (STS), STDM and its associates for expenses and resources shared by them including staff and other administrative expenses arising from the secondment of staff, or services provided, to them. Dr. Stanley Ho, Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho were directors of STS. Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in STS. STS is a substantial shareholder of the Company.

4. The Group received rental income and related fee of HK$4.7 million from Future Bright Property Management Company Limited in which STDM, Dr. Stanley Ho and Dr. Ambrose So have beneficial interests.

5. The Group received property management income of HK$7.8 million from the owners of a commercial property known as Shun Tak Centre in Sheung Wan. One of the owners was Shun Tak Centre Limited (STC), a company

beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited (NWD). An amount of HK$3.9 million was paid by the Group to a NWD group company by way of consultancy fees. The Group also received HK$1.1 million from STC for management of the shopping mall at the Shun Tak Centre owned by STC. The Group also paid rentals and related expenses to STC of HK$3.3 million for the rental of terminal space at Shun Tak Centre.

6. During the year, Ranex Investments Limited (Ranex), a 51% subsidiary of the Group, paid rentals in the aggregate amount of HK$0.3 million to STC for office and retail units leased for use as sales office and show-suites for the sale of residential units in The Belcher's. Ranex also paid sales commission of HK$8.9 million to a subsidiary of Sun Hung Kai Properties Limited (SHK), a substantial shareholder of Ranex, for the sale of residential units in The Belcher's.

7. Iconic Palace Limited (Iconic) and Solar Kingdom Limited, wholly owned subsidiaries of the Group and SHK respectively (the Developers), are tenants in common of a residential and commercial property development known as the Liberté located in the district of Cheung Sha Wan (the Project). Pursuant to a project management agreement, Iconic as joint developer paid to Sun Hung Kai Real Estate Agency Limited (SHKREA), a wholly owned subsidiary of SHK, project management fees of HK$2.1 million. This amount represents Iconic's portion of the fees due to SHKREA. Pursuant to the sales agency agreement, sales commission of HK$12.7 million was accrued and payable to SHKREA. In connection with the setting up of a sales office and show-suites, the Developers leased certain office and retail units from Kimrose Investment Limited (Kimrose), a subsidiary of SHK. During the year, related charges totalling HK$5.8 million were paid by the Developers to Kimrose. Pursuant to the shareholders' agreement, the Group received management fees of HK$3.1 million from Shun Tak Yee Fai Construction JV Limited (STYF), a 50-50 joint venture company beneficially equally owned by the Group and SHK.

8. By an agreement dated 20 February 2002, the Group sold to Cathay Pacific Airways Limited its 25% shareholding in AHK Air Hong Kong Limited (AHK), a company which provides air cargo transportation services, at a consideration of HK$194 million. The Group's interest in AHK was held by a subsidiary, Stabilo Limited, in which Dr. Stanley Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Mr. Anthony Chan also have beneficial interests.

9. The Group granted financial assistance to several companies or ventures in which it is a shareholder or equity participant together with other connected parties:

    i. Nova Taipa Urbanizacoes Limitada (NTU) is owned as to 25% by the Group, 25% by STDM and 50% by Hopewell Holdings Limited. All shareholders have extended loans to NTU totalling HK$1,037.7 million in proportion to their respective shareholdings on an interest-free basis.

    ii. South Light Limited (South Light) is owned as to 40% by the Group, 10% by Dr. Stanley Ho, 20% by STDM and 30% by independent investors. All shareholders have extended loans to South Light totalling HK$3.7 million in proportion to their respective shareholdings on an interest-free basis.

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS *(continued)*

iii. Shun Tak Cultural Centre Limited (STCC) is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. All shareholders have extended shareholder loans to STCC totalling HK$342.8 million on an interest-free basis, such loans being in proportion to their respective shareholdings in STCC.

iv. STYF is owned as to 50% by the Group and 50% by SHK. Pursuant to the shareholders' agreement of STYF, the Group provided a guarantee in respect of liquidated damages and undertook to provide financing to STYF in the ratio of 50% for amounts up to HK$2 million and 3% of net value of works respectively. For amounts exceeding these thresholds, the Group and SHK shall provide the guarantee and financing in the Developers' proportion, that is 64.56% and 35.44% respectively. The Group and SHK have extended shareholder loans of HK$5 million each to STYF on an interest-free basis.

v. Ranex is owned as to 51% by the Group, 29% by SHK, 10% each by NWD and Liu Chong Hing Investment Limited (LCH). The Group, SHK, NWD and LCH extended shareholder loans of HK$1,649 million, HK$937.7 million, HK$323.3 million and HK$323.3 million respectively to Ranex which bore interest at the rate of HIBOR plus 0.58% per annum. The interest accrued for the year ended 31 December 2002 to the account of the Group was HK$48.9 million.

vi. Treasure Peninsula Limited (TPL) is owned as to 51% by the Group, 29% by SHK, 10% each by NWD and LCH. All shareholders have extended shareholder loans totalling HK$1,174 million on an interest-free basis to TPL, such loans being in proportion to their respective shareholdings in TPL.

vii. Onluck Finance Limited (OFL) is owned as to 64.56% by the Group and 35.44% by SHK. All shareholders have extended shareholder loans totalling HK$398.7 million on an interest-free basis to OFL, such loans being in proportion to their respective shareholdings in OFL.

viii. DFS Macau Limited (DFS) is owned as to 50% by the Group and 50% by Duty Free Shoppers (Hong Kong) Limited (DFSHK). The Group and DFSHK each extended a shareholder loan of HK$21 million on an interest-free basis to DFS, such loans being in proportion to their respective shareholdings in DFS. DFSHK is a substantial shareholder of a subsidiary of the Group.

ix. Up to 30 December 2002, ST-CTSI was owned as to 71% by a wholly owned subsidiary of the Group and 29% by CTII. The Group and CTII had provided guarantees to the bankers in respect of the term loan facilities obtained by a subsidiary of ST-CTSI in proportion to their respective shareholdings in ST-CTSI. Pursuant to the formation of Interdragon as mentioned in item 1 (viii) above, the effective shareholding of the Group in ST-CTSI was reduced to 42.6%. Consequently, the aforesaid guarantees were amended on

31 December 2002 so that the guarantee provided by the Group was reduced to 42.6% and the guarantees provided by STDM and CTII were 28.4% and 29% respectively, each in accordance with their effective shareholdings in ST-CTSI. The term loan facilities as at 31 December 2002 were HK$327.5 million.

Under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Stock Exchange), the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

The Company's independent non-executive directors have reviewed the above transactions and confirmed the transactions were in the ordinary and usual course of business of the Group, on normal commercial terms and fair and reasonable as far as the shareholders of the Company are concerned.

In respect of items 1 (ii) to (iv), (vi) & (vii) and 2 to 6, the independent non-executive directors have further confirmed that the transactions were maintained within the amounts and in accordance with the conditions relating to the transactions as agreed with the Stock Exchange.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the year and up to the date of this report, the following directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group were as follows:

Dr. Stanley Ho is a director and has direct and / or indirect beneficial interests in Melco International Development Limited, STC and STDM, which are also engaged in the businesses of property investment and / or hospitality. Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are also directors of STDM.

Dr. Cheng Yu Tung is a director and / or has direct and / or indirect beneficial interests in NWD group, Chow Tai Fook Enterprises Limited, Aberdeen Restaurant Enterprises Limited, STC and STDM, which are also engaged in the businesses of property investment, development, ferry services and / or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho and Mr. Andrew Tse are directors of STC, which is also engaged in the business of property investment.

As the Board of Directors of the Company is independent of the board of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

## DISCLOSURE OF INTERESTS

As at 31 December 2002, the interests of the directors of the Company in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance) which have been notified to The Stock Exchange of Hong Kong Limited (the Stock Exchange) and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which are deemed or taken to have under Section 31 or Part I of the Schedule of the SDI Ordinance, or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) *Interests of directors in the Company*

| | Ordinary shares of HK$0.25 each | | |
|---|---|---|---|
| **Name of Director** | **Personal Interests** | **Family Interests** | **Corporate Interests** |
| Stanley Ho | 240,517,502 | 6,144,725 | 36,285,523 |
| Sir Roger Lobo | – | – | – |
| Robert Kwan | – | – | – |
| Cheng Yu Tung | – | – | – |
| Mok Ho Yuen Wing, Louise | 323,627 | – | – |
| Pansy Ho | 12,555,806 | – | 97,820,707 |
| Daisy Ho | 11,562,252 | – | 97,820,707 |
| Ambrose So | 10,406,250 | – | – |
| Patrick Huen | 62,500 | – | – |
| Andrew Tse | 2,325,000 | – | – |
| Anthony Chan | 10,031,250 | – | – |
| Maisy Ho | – | – | 23,066,918 |

b) Interests of directors in subsidiaries

| Name of Director | Name of Subsidiaries | Personal Interests | Corporate Interests |
|---|---|---|---|
| Stanley Ho | Shun Tak Cultural Centre Limited | – | 4 ordinary shares (or 40%) |
| | Stabilo Limited | 560 ordinary shares (or 11.2%) | – |
| Ambrose So | Stabilo Limited | 72 ordinary shares (or 1.44%) | – |
| Patrick Huen | Stabilo Limited | 68 ordinary shares (or 1.36%) | – |
| Andrew Tse | Stabilo Limited | 68 ordinary shares (or 1.36%) | – |
| Anthony Chan | Stabilo Limited | 32 ordinary shares (or 0.64%) | – |

Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Andrew Tse and Mr. Patrick Huen in trust for the Company or its subsidiaries.

c) Interests of directors in an associate

Dr. Stanley Ho owned 1 ordinary share (representing 10% interest) in South Light Limited as his personal interest.

d) Share options

As at 31 December 2002, details of share options granted to directors or employees under the old share option scheme (as hereinafter defined) of the Company are as follows:

| Grantee | Date of Grant | Exercise/ Vesting Period | Exercise Price per Share [i] | Number of Share Options As at 1 January 2002 | As at 31 December 2002 [i] |
|---|---|---|---|---|---|
| Stanley Ho | 10 June 1993 | 10 June 1993 to 9 June 2003 | HK$4.98 | 30,000,000 | 31,204,819 |
| Pansy Ho | 24 March 1995 | 24 March 1995 to 23 March 2005 | HK$3.35 | 2,500,000 | 2,597,015 |
| | 3 January 2000 | 3 January 2000 to 2 January 2010 | HK$1.15 | 10,000,000 | 10,434,783 |
| Daisy Ho | 24 March 1995 | 24 March 1995 to 23 March 2005 | HK$3.35 | 2,700,000 | 2,804,776 |
| | 3 January 2000 | 3 January 2000 to 2 January 2010 | HK$1.15 | 10,000,000 | 10,434,783 |
| Maisy Ho | 3 January 2000 | 3 January 2000 to 2 January 2010 | HK$1.15 | 3,000,000 | 3,130,435 |
| Aggregate total of employees | 3 January 2000 | 3 January 2000 to 2 January 2005 | HK$1.15 | 1,600,000 | 1,669,564 |

*Notes*

i) *The exercise prices and the numbers of options have been adjusted due to the rights issue of the Company with effect from 21 May 2002 pursuant to the old share option scheme.*

ii) *The share option scheme of the Company adopted on 18 May 1993 (the old share option scheme) was terminated on 31 May 2002 and a new share option scheme was adopted on 31 May 2002. During the year ended 31 December 2002, no options to subscribe for ordinary shares in the Company were granted under both the old and new share option schemes.*

iii) *No share option was exercised, cancelled or lapsed during the year ended 31 December 2002.*

iv) *The accounting policy adopted for share options is set out in note 1(v) to the financial statements.*

v) *Save as described above, as at 31 December 2002, none of the directors or their spouse or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.*

vi) *Information on the new and old share option schemes*

*Summary of the share option schemes, disclosed in accordance with the Listing Rules was as follows:*

| | | *New Share Option Scheme* | *Old Share Option Scheme* |
|---|---|---|---|
| *1)* | *Purpose of the share option schemes* | *To attract and retain the best quality personnel, to provide additional incentives to participants and to promote the long-term financial success of the Group* | *As incentive to employees* |

DISCLOSURE OF INTERESTS *(continued)*

| | | New Share Option Scheme | Old Share Option Scheme |
|---|---|---|---|
| 2) | *Participants of the share option schemes* | *(a) any employee or any business related consultant, agent, representative or advisor of the Company or any affiliate;*<br>*(b) any person who provides goods or services to the Company or any affiliate;*<br>*(c) any customer of the Company or any affiliate; or*<br>*(d) any business ally or joint venture partner of the Company or any affiliate* | *Eligible employees including executive directors* |
| 3) | *Total number of shares available for issue under the share option schemes and % on issued share capital as at 31 December 2002* | *194,243,391 shares (10%)* | *N/A* |
| 4) | *Maximum entitlement of each participant under the share option schemes* | *In any 12-month period:*<br>*(a) 1% of the issued share capital (excluding substantial shareholders and independent non-executive directors)*<br>*(b) 0.1% of the issued share capital and not exceed HK$5 million in aggregate value (for substantial shareholders and independent non-executive directors)* | *25% of the aggregate of all shares subject to the share option scheme* |
| 5) | *The period within which the shares must be taken up under an option* | *The board of directors may in its absolute discretion determine save that such period shall not expire later than 10 years from the date of grant* | *Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of grant* |
| 6) | *The minimum period for which an option must be held before it can be exercised* | *N/A* | *N/A* |
| 7) | *The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid* | *Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 28 days from the date of offer* | *Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer* |
| 8) | *The basis of determining the exercise price* | *The exercise price is determined by the directors and being not less than the higher of:*<br>*(a) the closing price of the shares on the date of offer;*<br>*(b) the average closing prices of the existing shares for the 5 trading days immediately preceding the date of offer; and*<br>*(c) the nominal value thereof* | *The exercise price is determined by the directors and being not less than the greater of:*<br>*(a) 80% of the average closing prices of the shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and*<br>*(b) the nominal value thereof* |
| 9) | *The remaining life of the share option schemes* | *The scheme remains in force until 31 May 2012* | *The share option scheme was terminated on 31 May 2002* |

e) Substantial shareholders

As at 31 December 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Stanley Ho, whose interests are set out above, the following shareholder was interested in 10% or more of the issued share capital of the Company:

| **Name of Shareholder** | **No. of Ordinary Shares held** |
|---|---|
| Shun Tak Shipping Company, Limited and its subsidiaries *(Note)* | 598,030,322 |

*Note: Dr. Stanley Ho, Dr. Cheng Yu Tung, and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Company, Limited.*

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Group repurchased and cancelled certain of its convertible guaranteed bonds. Details of these are set out in note 20 to the financial statements.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2002.

## DIRECTORS' RIGHT TO ACQUIRE SHARES OR DEBENTURES

Except for the above mentioned share option schemes, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## SERVICE CONTRACT OF DIRECTORS

No director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

## MANAGEMENT CONTRACT

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

## CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms. The Audit Committee was established in March 1999. The members of the Audit Committee are Mr. Robert Kwan (Chairman), Sir Roger Lobo and Mrs. Mok Ho Yuen Wing, Louise. The Audit Committee met twice during the financial year to consider the effectiveness of the systems of internal control and compliance, the nature and scope of audit reviews and the interim and annual reports.

## SUMMARY OF THE RESULTS, ASSETS AND LIABILITIES

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on page 78.

## SIGNIFICANT SUBSEQUENT EVENTS

Details of significant subsequent events are set out in note 28 to the financial statements.

## AUDITORS

The financial statements for the year were audited by H. C. Watt & Company Limited, who will retire at the conclusion of the forthcoming annual general meeting and, being eligible, will offer themselves for re-appointment.



**Stanley Ho**
*Group Executive Chairman*
26 March 2003

# TO THE SHAREHOLDERS OF SHUN TAK HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability)*

We have audited the financial statements on pages 41 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.



**H.C. Watt & Company Limited**
Certified Public Accountants
Room 1903 New World Tower
18 Queen's Road Central
Hong Kong

**Henry C. H. Chui, Auditor**
*Practising Certificate Number P599*
*26 March 2003*

# Consolidated Profit and Loss Account



For the year ended 31 December

| | Note | 2002 (HK$'000) | (Restated) 2001 (HK$'000) |
|---|---|---|---|
| **Turnover** | 2 | **5,014,688** | 5,338,650 |
| Other revenues | 2 | **64,966** | 124,969 |
| Other income | | **30,628** | 21,652 |
| | | **5,110,282** | 5,485,271 |
| Cost of properties sold | | **(2,959,431)** | (3,350,722) |
| Other operating costs | | **(1,575,559)** | (1,480,517) |
| Operating profit | 3 | **575,292** | 654,032 |
| Finance costs | 5 | **(101,399)** | (122,740) |
| Net investment gain | 6 | **71,521** | — |
| Share of results of associates | | **21,324** | 12,920 |
| Share of results of jointly controlled entities | | **1,975** | (17,916) |
| **Profit before taxation** | | **568,713** | 526,296 |
| Taxation | 7 | **(24,744)** | (75,056) |
| **Profit after taxation** | | **543,969** | 451,240 |
| Minority interests | | **(161,403)** | (174,936) |
| **Profit attributable to shareholders** | | **382,566** | 276,304 |
| Dividends | 8 | **147,625** | 77,697 |
| Earnings per share (HK cents) | 9 | | |
| - basic | | **20.8** | 16.5 |
| - diluted | | **20.7** | N/A |

The notes on pages 47 to 77 form an integral part of these financial statements. The Report of the Auditors is on page 40.

# Consolidated Balance Sheet

At 31 December

| | Note | 2002 (HK$'000) | (Restated) 2001 (HK$'000) |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | 10 | **4,296,655** | 3,450,594 |
| Associates | 12 | **960,498** | 1,024,143 |
| Joint ventures | 13 | **73,014** | 422,544 |
| Investments | 14 | **994,859** | 482,836 |
| Mortgage loans receivable | | **1,555,743** | 651,903 |
| | | **7,880,769** | 6,032,020 |
| **Current assets** | | | |
| Properties under development | | **2,093,629** | 6,621,296 |
| Inventories | 15 | **3,432,569** | 1,239,122 |
| Sale proceeds of properties held by stakeholders | | **780,846** | 311,480 |
| Trade & other debtors, deposits and prepayments | 16 | **290,069** | 1,125,971 |
| Time deposits | | **809,510** | 523,204 |
| Cash and bank balances | | **89,534** | 64,150 |
| | | **7,496,157** | 9,885,223 |
| **Current liabilities** | | | |
| Current portion of long-term borrowings | 20 | **323,271** | 506,417 |
| Trade & other creditors, deposits and accrued charges | 16 | **1,731,909** | 686,410 |
| Provision for employee benefits | 17 | **28,700** | 31,221 |
| Taxation | | **89,998** | 93,373 |
| | | **2,173,878** | 1,317,421 |
| **Net current assets** | | **5,322,279** | 8,567,802 |
| **Total assets less current liabilities** | | **13,203,048** | 14,599,822 |
| **Non-current liabilities** | | | |
| Long-term borrowings | 20 | **2,176,692** | 3,560,195 |
| Provision for premium on redemption of convertible guaranteed bonds | | **69,239** | 86,440 |
| Deferred tax | 7 | **18,860** | 58,707 |
| | | **2,264,791** | 3,705,342 |
| Minority interests and loans | 21 | **4,665,761** | 5,232,648 |
| **Net assets** | | **6,272,496** | 5,661,832 |
| **Shareholders' equity** | | | |
| Share capital | 18 | **485,608** | 388,486 |
| Reserves | 19 | **5,718,903** | 5,226,728 |
| Proposed dividends | | **67,985** | 46,618 |
| | | **6,272,496** | 5,661,832 |



**Stanley Ho**
Director



**Cheng Yu Tung**
Director

The notes on pages 47 to 77 form an integral part of these financial statements. The Report of the Auditors is on page 40.

# Balance Sheet

At 31 December

| | Note | 2002 (HK$'000) | (Restated) 2001 (HK$'000) |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | 10 | **1,207** | 1,373 |
| Subsidiaries | 11 | **4,727,898** | 4,105,715 |
| Associates | 12 | **2,632** | 10,382 |
| Investments | 14 | **240,913** | 255,477 |
| | | **4,972,650** | 4,372,947 |
| **Current assets** | | | |
| Trade & other debtors, deposits and prepayments | 16 | **10,595** | 7,183 |
| Time deposits | | **187,613** | 154,390 |
| Cash and bank balances | | **15,051** | 11,728 |
| | | **213,259** | 173,301 |
| **Current liabilities** | | | |
| Trade & other creditors, deposits and accrued charges | 16 | **26,319** | 26,083 |
| Provision for employee benefits | 17 | **2,594** | 2,010 |
| | | **28,913** | 28,093 |
| **Net current assets** | | **184,346** | 145,208 |
| **Net assets** | | **5,156,996** | 4,518,155 |
| **Shareholders' equity** | | | |
| Share capital | 18 | **485,608** | 388,486 |
| Reserves | 19 | **4,603,403** | 4,083,051 |
| Proposed dividends | | **67,985** | 46,618 |
| | | **5,156,996** | 4,518,155 |



**Stanley Ho**
Director



**Cheng Yu Tung**
Director

The notes on pages 47 to 77 form an integral part of these financial statements. The Report of the Auditors is on page 40.

# Consolidated Cash Flow Statement

For the year ended 31 December

| | 2002 (HK$'000) | (Restated) 2001 (HK$'000) |
|---|---|---|
| **Operating activities** | | |
| Profit before taxation | **568,713** | 526,296 |
| Adjustments for: | | |
| Amortisation and depreciation | **152,401** | 157,709 |
| Finance costs | **101,399** | 122,740 |
| Interest income | **(21,776)** | (50,122) |
| Dividends from investments | **(25,174)** | (14,693) |
| Net investment gain | **(71,521)** | — |
| Share of results of associates | **(21,324)** | (12,920) |
| Share of results of jointly controlled entities | **(1,975)** | 17,916 |
| Loss on disposal of interest in a jointly controlled entity | **131** | — |
| Loss/(profit) on disposal of fixed assets | **923** | (848) |
| Capital reserve released upon realisation of assets | **(39,400)** | — |
| Deficit/(surplus) on revaluation of investment properties | **35,024** | (2,367) |
| Gain on repurchase of convertible guaranteed bonds | **(6,444)** | — |
| **Operating profit before working capital changes** | **670,977** | 743,711 |
| Decrease in properties under development and inventories of properties, excluding net finance costs capitalised | **2,337,054** | 2,378,835 |
| Decrease/(increase) in other inventories | **7,918** | (4,883) |
| Decrease/(increase) in trade & other debtors, deposits and prepayments | **832,867** | (328,059) |
| (Increase)/decrease in sale proceeds of properties held by stakeholders | **(469,366)** | 212,737 |
| Increase in trade & other creditors, deposits and accrued charges | **1,047,980** | 91,431 |
| Decrease in provision for employee benefits | **(2,521)** | — |
| **Cash generated from operations** | **4,424,909** | 3,093,772 |
| Hong Kong profits tax paid | **(66,661)** | (6,312) |
| Overseas tax paid | **(1,252)** | (504) |
| **Net cash from operating activities** | **4,356,996** | 3,086,956 |

| | Note | **2002 (HK$'000)** | (Restated) 2001 (HK$'000) |
|---|---|---|---|
| **Investing activities** | | | |
| Purchase of fixed assets, excluding net finance costs capitalised | | **(640,359)** | (374,806) |
| Advances to associates | | **(78)** | — |
| Repayments from associates | | **54,495** | 41,724 |
| Repayments to associates | | **(10,000)** | (10,000) |
| Acquisition of interests in jointly controlled entities | | **(10,770)** | (15,580) |
| Advances to jointly controlled entities | | **(18,977)** | (18,998) |
| Acquisition of investments | | **—** | (19,891) |
| Advances to investee companies | | **(36,916)** | — |
| Advances from investee companies | | **4,104** | — |
| Repayments from investee companies | | **126** | 74 |
| New mortgage loans | | **(919,232)** | (633,775) |
| Repayments of mortgage loans | | **12,801** | 11,169 |
| Proceeds on disposal of interest in an associate | | **193,806** | — |
| Proceeds on disposal of interest in a jointly controlled entity | | **1,636** | — |
| Proceeds on disposal of fixed assets | | **1,260** | 74,213 |
| Acquisition of interest in a subsidiary (net of cash and cash equivalents acquired) | 22(a) | **13,482** | — |
| Time deposits pledged to a bank | | **(1,200)** | — |
| Interest received | | **60,278** | 35,667 |
| Dividends received from investments | | **25,174** | 14,693 |
| Dividends received from associates | | **24,521** | 24,290 |
| **Net cash used in investing activities** | | **(1,245,849)** | (871,220) |
| **Financing activities** | | | |
| New loans | | **2,667,871** | 1,970,831 |
| Repayments of loans | | **(5,000,356)** | (4,122,522) |
| Proceeds from issuance of shares under the rights issue | | **388,487** | — |
| Expenses paid on issuance of shares | | **(6,272)** | — |
| Repurchase of convertible guaranteed bonds | | **(271,329)** | — |
| Contribution by minority shareholders | | **4** | — |
| Interest paid | | **(400,591)** | (269,033) |
| Dividends paid to shareholders | | **(126,148)** | (77,750) |
| Dividends paid to minority shareholders | | **(52,320)** | (2,501) |
| **Net cash used in financing activities** | | **(2,800,654)** | (2,500,975) |
| **Net increase/(decrease) in cash and cash equivalents** | | **310,493** | (285,239) |
| **Effect of foreign exchange rates changes** | | **(3)** | — |
| **Cash and cash equivalents at 1 January** | | **587,354** | 872,593 |
| **Cash and cash equivalents at 31 December** | 22(b) | **897,844** | 587,354 |

The notes on pages 47 to 77 form an integral part of these financial statements. The Report of the Auditors is on page 40.

# Consolidated Statement of Changes in Equity

For the year ended 31 December 2002

| | Share capital (HK$'000) | Share premium account (HK$'000) | Capital redemption reserve account (HK$'000) | Capital reserve account (HK$'000) | Investment property revaluation reserve account (HK$'000) | Exchange reserve account (HK$'000) | Profit and loss account (HK$'000) | Proposed dividends (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|---|---|---|
| **At 1 January 2002** | | | | | | | | | |
| **- as originally stated** | **388,486** | **3,510,565** | **5,019** | **130,302** | **8,758** | **4,389** | **1,590,980** | **46,618** | **5,685,117** |
| **- effect of adopting SSAP 34** | **—** | **—** | **—** | **—** | **—** | **—** | **(23,285)** | **—** | **(23,285)** |
| **- as restated** | **388,486** | **3,510,565** | **5,019** | **130,302** | **8,758** | **4,389** | **1,567,695** | **46,618** | **5,661,832** |
| **Shares issued under the rights issue** | **97,122** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **97,122** |
| **Premium on shares issued under the rights issue** | **—** | **291,365** | **—** | **—** | **—** | **—** | **—** | **—** | **291,365** |
| **Expenses on issuance of shares** | **—** | **(6,272)** | **—** | **—** | **—** | **—** | **—** | **—** | **(6,272)** |
| **Restatement of goodwill previously charged upon dilution of interests in subsidiaries** | **—** | **—** | **—** | **22,748** | **—** | **—** | **—** | **—** | **22,748** |
| **Released upon realisation of assets** | **—** | **—** | **—** | **(39,400)** | **—** | **—** | **—** | **—** | **(39,400)** |
| **Deficit on revaluation** | **—** | **—** | **—** | **—** | **(8,758)** | **—** | **—** | **—** | **(8,758)** |
| **Exchange translation differences** | **—** | **—** | **—** | **—** | **—** | **(2,449)** | **—** | **—** | **(2,449)** |
| **Profit for the year** | **—** | **—** | **—** | **—** | **—** | **—** | **382,566** | **—** | **382,566** |
| **2001 final dividend for the rights shares** | **—** | **—** | **—** | **—** | **—** | **—** | **(11,655)** | **11,655** | **—** |
| **2001 final dividend** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **(58,273)** | **(58,273)** |
| **2002 interim dividend** | **—** | **—** | **—** | **—** | **—** | **—** | **(67,985)** | **—** | **(67,985)** |
| **2002 final dividend** | **—** | **—** | **—** | **—** | **—** | **—** | **(67,985)** | **67,985** | **—** |
| **At 31 December 2002** | **485,608** | **3,795,658** | **5,019** | **113,650** | **—** | **1,940** | **1,802,636** | **67,985** | **6,272,496** |

For the year ended 31 December 2001

| | Share capital (HK$'000) | Share premium account (HK$'000) | Capital redemption reserve account (HK$'000) | Capital reserve account (HK$'000) | Investment property revaluation reserve account (HK$'000) | Exchange reserve account (HK$'000) | Profit and loss account (HK$'000) | Proposed dividends (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|---|---|---|
| At 1 January 2001 | | | | | | | | | |
| - as originally stated | 388,486 | 3,510,565 | 5,019 | 125,569 | — | 4,294 | 1,221,591 | 46,618 | 5,302,142 |
| - effect of adopting | | | | | | | | | |
| SSAP 34 | — | — | — | — | — | — | (23,285) | — | (23,285) |
| SSAP 18 (revised) | — | — | — | — | — | — | (14,322) | — | (14,322) |
| SSAP 28 | — | — | — | — | — | — | 189,837 | — | 189,837 |
| SSAP 31 | — | — | — | 4,733 | — | — | (4,733) | — | — |
| - as restated | 388,486 | 3,510,565 | 5,019 | 130,302 | — | 4,294 | 1,369,088 | 46,618 | 5,454,372 |
| Surplus on revaluation | — | — | — | — | 11,125 | — | — | — | 11,125 |
| Reversal of deficit on revaluation previously charged to profit and loss account | — | — | — | — | (2,367) | — | — | — | (2,367) |
| Exchange translation differences | — | — | — | — | — | 95 | — | — | 95 |
| Profit for the year | — | — | — | — | — | — | 276,304 | — | 276,304 |
| 2000 final dividend | — | — | — | — | — | — | — | (46,618) | (46,618) |
| 2001 interim dividend | — | — | — | — | — | — | (31,079) | — | (31,079) |
| 2001 final dividend | — | — | — | — | — | — | (46,618) | 46,618 | — |
| At 31 December 2001 | 388,486 | 3,510,565 | 5,019 | 130,302 | 8,758 | 4,389 | 1,567,695 | 46,618 | 5,661,832 |

# NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

**a) Basis of preparation**

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA). The financial statements are prepared under the historical cost convention as modified by the revaluation of investment properties and certain fixed assets.

The following new and revised Statements of Standard Accounting Practice (SSAPs) issued by the HKSA have been adopted for the first time in the preparation of the current year's financial statements together with a summary of their major effects.

| | | |
|---|---|---|
| SSAP 1 (revised) | : | Presentation of financial statements |
| SSAP 11 (revised) | : | Foreign currency translation |
| SSAP 15 (revised) | : | Cash flow statements |
| SSAP 34 | : | Employee benefits |

(i) *SSAP 1 (revised): Presentation of financial statements*
Certain presentational changes have been made upon the adoption of SSAP 1 (revised).

(ii) *SSAP 11 (revised): Foreign currency translation*
On adoption of SSAP 11 (revised), the profit and loss accounts of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the weighted average exchange rates during the year. This is a change in accounting policy from previous years where these were translated at the rates of exchange ruling at the balance sheet date. The new accounting policy has been adopted prospectively and the effects of the change relating to prior years and current year are not significant.

(iii) *SSAP 15 (revised): Cash flow statements*
In accordance with SSAP 15 (revised), the cash and cash equivalents are presented by means of cash flow statement which classifies cash flows during the year according to operating, investing and financing activities. Consolidated cash flow statement for the year ended 31 December 2001 has been presented on a consistent basis.

(iv) *SSAP 34: Employee benefits*
In accordance with SSAP 34, cost of accumulating compensated absences is recognised as an expense and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date. This change in accounting policy has been applied retrospectively and accordingly, the Group's and the Company's opening retained profits as at 1 January 2002 and 1 January 2001 have been both decreased by HK$23,285,000 and HK$2,010,000 respectively. Consequently, a corresponding increase in the Group's and the Company's provision under current liabilities as at 31 December 2002 by HK$28,700,000 (2001: HK$31,221,000) and HK$2,594,000 (2001: HK$2,010,000) respectively and also a decrease in minority interests as at 31 December 2002 by HK$13,459,000 (2001: HK$7,936,000). There is no significant impact on the profit attributable to shareholders for both years presented.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

**b) Basis of consolidation**

*(i)* The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year.

*(ii)* Results of subsidiaries acquired or disposed of during the year are included from the dates of acquisition or up to the dates of disposal respectively. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

**c) Goodwill or negative goodwill**

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. In respect of subsidiaries, goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses. In respect of associates and jointly controlled entities, cost of goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of interests in associates or jointly controlled entities.

Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. In respect of subsidiaries, any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as goodwill. In respect of associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

All goodwill and negative goodwill arising from earlier acquisitions before 1 January 2001 continued to be held in reserve and no reinstatement has been made.

On disposal of interests in subsidiaries, associates and jointly controlled entities, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in reserve is included in the calculation of the profit and loss on disposal.

**d) Subsidiaries**

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in subsidiaries are stated at cost less any impairment loss.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

**e) Associates**

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its associates for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in associates are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of the associates. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in associates are stated at cost less any impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

**f) Joint ventures**

A joint venture is a contractual arrangement whereby the Group and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

*(i) Jointly controlled entities*

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its jointly controlled entities for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in jointly controlled entities are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of the jointly controlled entities. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment loss.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

*(ii) Jointly controlled assets*

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) **Revenue recognition**

Major categories of revenue are recognised in the financial statements on the following bases:

Revenues from ship passenger operations are recognised upon the departure of each trip of vessel. Revenue from the sale of fuel is recognised upon delivery to the customer. Revenues from club operations and repairing services are recognised upon provision of services. Management fees, rental income, subsidies from travel services and interest income are recognised on the accrual basis. Dividend income is recognised when the right to receive payment is established. Revenue and profit from sale of completed properties are recognised upon execution of the sale agreements. Revenue and profit on properties under development are recognised under a percentage of completion method when construction has progressed beyond the preliminary stages. The percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis is limited to the amount of sale proceeds received.

h) **Fixed assets**

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

(ii) *Other assets*

Land and buildings are stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. Surplus on revaluation is transferred to capital reserve account. The Group has placed reliance on the provision as permitted by SSAP 17 and therefore regular revaluations on land and buildings stated at valuation are not made. Vessels and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

The gain or loss arising from the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserve.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

**h) Fixed assets (continued)**

*(iii) Depreciation*

No amortisation or depreciation is provided on investment properties with an unexpired lease of over 20 years or property held on freehold since the valuation takes into account the state of each building at the date of valuation.

Land held on long-term or medium-term lease is amortised over the unexpired term of the lease. Buildings are depreciated on a straight line basis over 50 years or the remaining term of the lease, if shorter.

Vessels and other fixed assets are depreciated over their anticipated useful lives on a straight line basis as follows:

| | Annual rates |
|---|---|
| Vessels and pontoons | 5% - 16.7% |
| Other assets | 6.7% - 33.3% |

**i) Investment securities**

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are recognised as assets from the date on which the Group is bound by the contract which gives rise to them and are included in the balance sheet at cost less provision for impairment loss which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

**j) Properties under development**

Properties under development for long-term purposes are shown as fixed assets and are stated at cost less any accumulated impairment losses. No depreciation is provided on properties under development. Properties under development are included under current assets when they are developed for sale and are stated at cost less provision for any anticipated losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

**k) Convertible guaranteed bonds**

Convertible guaranteed bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible guaranteed bonds, are recognised in the profit and loss account so as to produce a constant periodic rate of charge on the remaining balance of the convertible guaranteed bonds for each accounting period.

If any of the convertible guaranteed bonds are repurchased and cancelled prior to the bondholders' redemption date, any such redemption premium previously provided in respect of the convertible guaranteed bonds repurchased will be taken to the profit and loss account. The gain or loss on repurchase of convertible guaranteed bonds is recognised in the profit and loss account.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) **Inventories**

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to the unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis and on the weighted average method. In the case of work-in-progress, cost compises direct material, labour and overheads attributable to bringing the work-in-progress to its present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

m) **Trade debtors**

Provision is made against trade debtors to the extent that they are considered to be doubtful. Trade debtors in the balance sheet are stated net of such provision.

n) **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

o) **Deferred tax**

Deferred tax is provided using the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

p) **Operating leases**

Rental income and expenses under operating leases are credited or charged to the profit and loss account on a straight line basis over the terms of the leases. Contingent rental income and expenses are credited or charged to the profit and loss account in the financial year in which they are earned or incurred.

q) **Capitalisation of borrowing costs**

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

**r) Foreign currencies**

Monetary assets and liabilities in currencies other than Hong Kong dollars and the balance sheets of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date. Transactions in currencies other than Hong Kong dollars during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. The profit and loss accounts of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the weighted average exchange rates during the year. Exchange differences arising from translation of financial statements of subsidiaries, associates and joint ventures are dealt with as a movement in reserve. All other exchange differences are included in the determination of operating profit.

**s) Employee benefits**

*(i)* Cost of accumulating compensated absences is recognised as an expense in the profit and loss account and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

*(ii)* Obligations for contributions to defined contribution retirement plans, including contributions payable under the Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

**t) Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

**u) Impairment of assets**

At each balance sheet date, assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss, representing the difference between the carrying amount and the recoverable amount, is recognised in the profit and loss account. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the disposal of an asset in an arm's length transaction less the costs of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of an impairment loss of an asset recognised in prior years is recorded when there is an indication that the impairment loss recognised for the asset no longer exists or has decreased. The reversal is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years and credited to the profit and loss account.

**v) Share options**

Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

w) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions and are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and deferred tax.

## NOTE 2 TURNOVER AND REVENUE

The Group is principally engaged in the businesses of properties development, investment and management, shipping and related services, hospitality and investment holding.

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Turnover** | | |
| Revenue from sale of properties | **3,337,967** | 3,822,202 |
| Revenue from ship passenger operations | **1,376,461** | 1,322,961 |
| Revenue from sale of fuel | **7,323** | 8,100 |
| Revenue from club operations | **27,917** | 35,520 |
| Rental income | **100,544** | 36,163 |
| Dividends from unlisted investments | **25,174** | 14,693 |
| Interest income from mortgage loans receivable | **1,127** | 1,252 |
| Management fees and others | **138,175** | 97,759 |
| | **5,014,688** | 5,338,650 |
| **Other revenues** | | |
| Interest income | **20,649** | 48,870 |
| Claims received | **12,239** | 18,065 |
| Others | **32,078** | 58,034 |
| | **64,966** | 124,969 |
| **Total** | **5,079,654** | 5,463,619 |

## NOTE 3 OPERATING PROFIT

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| **After crediting:** | | |
| Interest income | **32,196** | 59,954 |
| Less: Amount capitalised in properties under development | **(10,420)** | (9,832) |
| | **21,776** | 50,122 |
| Rental income from investment properties | **94,659** | 31,215 |
| Less: Outgoings | **(3,083)** | (546) |
| | **91,576** | 30,669 |
| Surplus on revaluation of investment properties | **—** | 2,367 |
| Dividends from unlisted investments | | |
| - STDM | **18,331** | 14,322 |
| - others | **6,843** | 371 |
| Profit on disposal of fixed assets | **—** | 848 |
| Gain on repurchase of convertible guaranteed bonds | **6,444** | — |
| **After charging:** | | |
| Cost of inventories | **3,238,737** | 3,637,002 |
| Staff costs | **505,699** | 501,794 |
| Amortisation and depreciation | | |
| - assets held for use under operating leases | **2,946** | 2,684 |
| - other assets | **149,455** | 155,025 |
| Auditors' remuneration | **3,072** | 2,777 |
| Deficit on revaluation of investment properties | **35,024** | — |
| Loss on disposal of fixed assets | **923** | — |
| Minimum lease payments of properties under operating leases | **5,743** | 6,491 |
| Provident fund contribution | **20,519** | 21,202 |

## NOTE 4 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Directors' remuneration** | | |
| Fees | | |
| Executive directors | **280** | 280 |
| Independent non-executive directors | **400** | 400 |
| Non-executive directors | **10** | 15 |
| Other emoluments | | |
| Salaries and allowances | **14,528** | 13,014 |
| Company portion of provident fund contribution | **618** | 566 |
| | **15,836** | 14,275 |

Other emoluments included allowances of HK$200,000 (2001: HK$200,000) paid to independent non-executive directors.

## NOTE 4 DIRECTORS' REMUNERATION (Continued)

The number of directors whose remuneration fell within the following bands is as follows:

| Specified bands of directors' remuneration | Number of directors 2002 | 2001 |
|---|---|---|
| HK$0 - HK$1,000,000 | **5** | 7 |
| HK$1,000,001 - HK$1,500,000 | **1** | 1 |
| HK$1,500,001 - HK$2,000,000 | **3** | 3 |
| HK$2,000,001 - HK$2,500,000 | **2** | 1 |
| HK$4,000,001 - HK$4,500,000 | **1** | 1 |

No directors have waived remuneration in respect of the year ended 31 December 2002.

Among the five highest paid individuals in the Group, all are directors of the Company and the details of their remuneration have already been disclosed above.

## NOTE 5 FINANCE COSTS

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| Interest on bank loans and overdraft | | |
| - wholly repayable within 5 years | **82,470** | 233,767 |
| Interest on other loans | | |
| - wholly repayable within 5 years | **4,123** | 15,093 |
| Interest on convertible guaranteed bonds | **16,788** | 23,376 |
| Provision for premium on redemption of convertible guaranteed bonds | **25,832** | 35,751 |
| Interest on loans from minority shareholders | **52,349** | 137,146 |
| Less: Amount capitalised in properties under development | **(80,163)** | (322,393) |
| | **101,399** | 122,740 |

## NOTE 6 NET INVESTMENT GAIN

Net investment gain comprises profit on disposal of an associate of HK$177,828,000 (2001: nil), impairment loss on investment of HK$100,000,000 (2001: nil) and impairment loss on goodwill of a jointly controlled entity of HK$6,307,000 (2001: nil).

# NOTE 7 TAXATION

**a) Taxation in the consolidated profit and loss account represents:**

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Company and subsidiaries** | | |
| Hong Kong profits tax | | |
| - provision for the year | **78,692** | 79,876 |
| - overprovision in prior years | **(13,189)** | (70) |
| - deferred tax | **(39,847)** | (6,445) |
| Overseas taxation | **(965)** | 467 |
| **Associates** | | |
| Hong Kong profits tax | **82** | 974 |
| Overseas taxation | **(29)** | 254 |
| | **24,744** | 75,056 |

Hong Kong profits tax is provided for at the rate of 16% (2001: 16%) on the estimated assessable profits for the year.

Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

**b) Movement of deferred tax in the consolidated balance sheet is as follows:**

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| At 1 January | **58,707** | 65,152 |
| Transfer to taxation | **(39,847)** | (6,445) |
| At 31 December | **18,860** | 58,707 |

The components of deferred tax liabilities of the Group provided for at the balance sheet date are as follows:

| | **2002 (HK$'000)** | 2001 (HK$'000) |
|---|---|---|
| Accelerated depreciation allowances | **18,860** | 19,802 |
| Profit recognised in respect of properties under development for sale prior to completion | **—** | 38,905 |
| | **18,860** | 58,707 |

Deferred tax has not been provided for in the financial statements to the extent that the timing differences are not expected to crystallise in the foreseeable future. The revaluation surplus arising on the valuation of properties does not constitute a timing difference for taxation purposes because the realisation of the surplus would not be subject to taxation. Therefore, deferred tax related to the revaluation surplus is not considered as potential liability.

## NOTE 8 DIVIDENDS

| | Group and Company | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| Interim dividend of 3.5 HK cents on 1,942,433,910 shares (2001: 2.0 HK cents on 1,553,947,128 shares) | **67,985** | 31,079 |
| Proposed final dividend of 3.5 HK cents on 1,942,433,910 shares (2001: 3.0 HK cents on 1,553,947,128 shares) | **67,985** | 46,618 |
| 2001 final dividend of 3.0 HK cents on 388,486,782 rights shares | **11,655** | — |
| | **147,625** | 77,697 |

## NOTE 9 EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$382,566,000 (2001: HK$276,304,000) and the weighted average number of 1,843,202,631 shares (2001: 1,674,141,933 shares, as restated for the rights issue) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$382,566,000 and the weighted average number of 1,846,842,345 shares in issue after adjusting for the effects of all dilutive potential ordinary shares. For the year ended 31 December 2001, the diluted earnings per share was not shown as there was no dilutive effect.

A reconciliation of profit attributable to shareholders and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the year ended 31 December 2002

| | **Profit attributable to shareholders (HK$'000)** | **Weighted average number of shares** |
|---|---|---|
| Profit/number of shares for the purpose of basic earnings per share | 382,566 | 1,843,202,631 |
| Effect of dilutive potential ordinary shares - share options | — | 3,639,714 |
| Profit/number of shares for the purpose of diluted earnings per share | 382,566 | 1,846,842,345 |

## NOTE 10 FIXED ASSETS

**Group**

| | Investment properties (HK$'000) | Land and buildings (HK$'000) | Properties under development (HK$'000) | Vessels and pontoons (HK$'000) | Other assets (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|
| **Cost or valuation** | | | | | | |
| At 1 January 2002 | 1,929,279 | 566,838 | — | 1,905,803 | 750,888 | 5,152,808 |
| Exchange adjustment | (62) | — | — | — | — | (62) |
| Additions through acquisition of a subsidiary | — | — | — | — | 402 | 402 |
| Additions/transfers | 344,153 | 500,000 | 186,165 | 18,022 | 11,380 | 1,059,720 |
| Disposals/transfers | (1,533) | — | — | — | (2,176) | (3,709) |
| Cost adjustments | (22,648) | — | — | — | — | (22,648) |
| Deficit on revaluation | (36,427) | — | — | — | — | (36,427) |
| At 31 December 2002 | 2,212,762 | 1,066,838 | 186,165 | 1,923,825 | 760,494 | 6,150,084 |
| **Amortisation and depreciation** | | | | | | |
| At 1 January 2002 | — | 219,179 | — | 976,509 | 506,526 | 1,702,214 |
| Through acquisition of a subsidiary | — | — | — | — | 340 | 340 |
| Charge for the year | — | 6,710 | — | 86,866 | 58,825 | 152,401 |
| Written back on disposal | — | — | — | — | (1,526) | (1,526) |
| At 31 December 2002 | — | 225,889 | — | 1,063,375 | 564,165 | 1,853,429 |
| **Net book value** | | | | | | |
| **At 31 December 2002** | **2,212,762** | **840,949** | **186,165** | **860,450** | **196,329** | **4,296,655** |
| At 31 December 2001 | 1,929,279 | 347,659 | — | 929,294 | 244,362 | 3,450,594 |

**Company**

| | Other assets (HK$'000) |
|---|---|
| **Cost** | |
| At 1 January 2002 | 3,126 |
| Additions | 240 |
| Disposals | (44) |
| At 31 December 2002 | 3,322 |
| **Depreciation** | |
| At 1 January 2002 | 1,753 |
| Charge for the year | 406 |
| Written back on disposal | (44) |
| At 31 December 2002 | 2,115 |
| **Net book value** | |
| **At 31 December 2002** | **1,207** |
| At 31 December 2001 | 1,373 |

Other assets of the Group comprised mainly of furniture, fixtures and repairable spare parts of vessels.

## NOTE 10 FIXED ASSETS (Continued)

Analysis of cost and valuation of the Group's investment properties, land and buildings and properties under development at 31 December 2002 is as follows:

| | Held in Hong Kong | | Held outside Hong Kong | | |
|---|---|---|---|---|---|
| | (long lease) (HK$'000) | (medium lease) (HK$'000) | (medium lease) (HK$'000) | (freehold) (HK$'000) | Total (HK$'000) |
| **Investment properties** | | | | | |
| Based on 2002 professional valuation | 192,000 | 1,611,816 | 360,946 | 48,000 | 2,212,762 |
| **Land and buildings** | | | | | |
| Based on directors' valuation in 1989 | 80,080 | — | — | — | 80,080 |
| At cost | 13,369 | 451,213 | 522,176 | — | 986,758 |
| | 93,449 | 451,213 | 522,176 | — | 1,066,838 |
| **Properties under development** | | | | | |
| At cost | — | 186,165 | — | — | 186,165 |

All the investment properties are held for rental income under operating leases.

The investment properties were revalued on the open market value basis at 31 December 2002 by FPDSavills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers.

All other assets are stated at cost less accumulated depreciation.

The gross carrying amounts of vessels held for use in operating lease were HK$59,672,000 (2001: HK$16,104,000) and the related accumulated depreciation charges were HK$48,545,000 (2001: HK$8,052,000).

Investment properties and properties under development included finance cost capitalised during the year of HK$1,926,000 and HK$1,562,000 respectively (2001: HK$19,606,000 and nil).

## NOTE 11 SUBSIDIARIES

| | Company | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| Unlisted shares, at cost | **20,100** | 20,100 |
| Amount due by subsidiaries less provision | **5,558,575** | 4,904,062 |
| Amount due to subsidiaries | **(850,777)** | (818,447) |
| | **4,727,898** | 4,105,715 |

Particulars regarding the principal subsidiaries are set out on pages 76 to 77.

## NOTE 12 ASSOCIATES

| | Company | |
|---|---|---|
| | **2002** | 2001 |
| | **(HK$'000)** | (HK$'000) |
| Unlisted shares, at cost | **678** | 678 |
| Amount due by an associate less provision | **1,954** | 9,704 |
| | **2,632** | 10,382 |

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **(HK$'000)** | (HK$'000) |
| Share of net assets | **297,072** | 316,299 |
| Subordinated loans | **49,957** | 59,651 |
| Amount due by associates | **616,320** | 661,044 |
| Amount due to associates | **(2,851)** | (12,851) |
| | **663,426** | 707,844 |
| | **960,498** | 1,024,143 |

Particulars regarding the principal associates are set out on pages 76 to 77.

## NOTE 13 JOINT VENTURES

### a) Jointly controlled entities

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **(HK$'000)** | (HK$'000) |
| Share of net assets | **23,005** | 244,837 |
| Goodwill, unamortised | **2,230** | 10,446 |
| Amount due by jointly controlled entities | **47,779** | 167,261 |
| | **73,014** | 422,544 |

The Group's share of results of jointly controlled entities included amortisation of goodwill of HK$1,107,000 (2001: HK$550,000).

## NOTE 13 JOINT VENTURES (Continued)

**b) Jointly controlled assets**

At the balance sheet date, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Assets** | | |
| Properties under development | **1,380,569** | 1,901,106 |
| Sale proceeds of properties held by stakeholders | **780,846** | — |
| Debtors and deposits | **36,514** | 64,126 |
| Cash and bank balances | **28,507** | 23,123 |
| | **2,226,436** | 1,988,355 |
| **Liabilities** | | |
| Loan from joint venture partner | **—** | 266,481 |
| Creditors and accrued charges | **1,325,552** | 180,879 |
| Bank loan | **—** | 818,011 |
| | **1,325,552** | 1,265,371 |

Particulars regarding principal joint ventures are set out on pages 76 to 77.

## NOTE 14 INVESTMENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Investment securities** | | | | |
| Listed shares in Hong Kong less impairment losses | **4,694** | 25,694 | **—** | — |
| Unlisted shares less impairment losses | **926,395** | 426,057 | **244,892** | 255,352 |
| | **931,089** | 451,751 | **244,892** | 255,352 |
| **Others** | | | | |
| Interest in joint venture in Mainland China less impairment losses | **2,629** | 2,629 | **—** | — |
| Club debentures, at cost | **140** | 140 | **—** | — |
| | **2,769** | 2,769 | **—** | — |
| Amount due by investee companies | **65,105** | 28,316 | **125** | 125 |
| Amount due to investee companies | **(4,104)** | — | **(4,104)** | — |
| | **61,001** | 28,316 | **(3,979)** | 125 |
| **Total** | **994,859** | 482,836 | **240,913** | 255,477 |
| Market value of listed shares | **5,346** | 9,112 | **—** | — |

## NOTE 15 INVENTORIES

| | Group | |
|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) |
| Properties | **3,306,621** | 1,105,256 |
| Spare parts | **123,132** | 131,889 |
| Others | **2,816** | 1,786 |
| | **3,432,569** | 1,238,931 |
| Work-in-progress | **—** | 191 |
| | **3,432,569** | 1,239,122 |

The gross carrying amounts of properties held for use in operating leases were HK$20,020,000 (2001: HK$25,483,000).

## NOTE 16 TRADE DEBTORS AND CREDITORS - AGEING ANALYSIS

The Group and the Company maintain a defined credit policy on trade debtors. The ageing analysis of trade debtors was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| 0 - 30 days | **56,573** | 98,227 | **—** | — |
| 31 - 60 days | **18,359** | 16,589 | **—** | — |
| 61 - 90 days | **788** | 3,983 | **—** | — |
| over 90 days | **47,028** | 113,691 | **—** | — |
| | **122,748** | 232,490 | **—** | — |

The ageing analysis of trade creditors was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| 0 - 30 days | **173,853** | 314,320 | **—** | — |
| 31 - 60 days | **3,956** | 3,063 | **—** | — |
| 61 - 90 days | **735** | 491 | **—** | — |
| over 90 days | **37,885** | 15,997 | **—** | — |
| | **216,429** | 333,871 | **—** | — |

## NOTE 17 PROVISION FOR EMPLOYEE BENEFITS

Provision for employee benefits represents cost of accumulating compensated absences that the Group expects to pay.

| | Group (HK$'000) | Company (HK$'000) |
|---|---|---|
| At 1 January 2002 | | |
| - as originally stated | — | — |
| - effect of adopting SSAP 34 (note 1(a)(iv)) | 31,221 | 2,010 |
| - as restated | 31,221 | 2,010 |
| Net amount (used)/provided during the year | (1,577) | 775 |
| Amount paid during the year | (944) | (191) |
| At 31 December 2002 | **28,700** | **2,594** |

## NOTE 18 SHARE CAPITAL

| | Number of shares | 2002 (HK$'000) | 2001 (HK$'000) |
|---|---|---|---|
| **Authorised** | | | |
| Ordinary shares of HK$0.25 each | | | |
| At 1 January | 2,000,000,000 | **500,000** | 500,000 |
| Increase in authorised share capital | 2,000,000,000 | **500,000** | — |
| At 31 December | 4,000,000,000 | **1,000,000** | 500,000 |
| **Issued and fully paid** | | | |
| Ordinary shares of HK$0.25 each | | | |
| At 1 January | 1,553,947,128 | **388,486** | 388,486 |
| Shares issued under the rights issue | 388,486,782 | **97,122** | — |
| At 31 December | 1,942,433,910 | **485,608** | 388,486 |

By an ordinary resolution passed by the shareholders of the Company on 29 April 2002, the authorised share capital of the Company was increased from HK$500,000,000 to HK$1,000,000,000 by the creation of 2,000,000,000 new ordinary shares of HK$0.25 each.

During the year, 388,486,782 ordinary shares were issued under the rights issue at the subscription price of HK$1.00 per rights share. The net proceeds from the rights issue were used to repay the Group's debts.

The Company had a share option scheme which was adopted on 18 May 1993 (the old share option scheme) and terminated on 31 May 2002. A new share option scheme was adopted on 31 May 2002. During the year, no options to subscribe for ordinary shares in the Company were granted under both the old and new share option schemes.

## NOTE 18 SHARE CAPITAL (Continued)

Pursuant to the old share option scheme, options to purchase ordinary shares in the Company were granted to eligible directors and employees. The options were granted at an exercise price equal to 80% of the average closing price of the existing shares of the Company on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of such options. The options granted under the old share option scheme are exercisable within a period of 5 years for those granted to employees and a period of 10 years for those granted to directors from the date of grant. At 31 December 2002, the outstanding options under the old share option scheme were:

| Date of options granted | Exercise price | Number of share options |
|---|---|---|
| 10 June 1993 | HK$4.98 | 31,204,819 |
| 24 March 1995 | HK$3.35 | 5,401,791 |
| 3 January 2000 | HK$1.15 | 25,669,565 |

Other details of the share option schemes are also disclosed under Disclosure of Interests (paragraph (d)) in the Report of the Directors on pages 37 to 38.

## NOTE 19 RESERVES

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Capital reserve account** | | | | |
| At 1 January | | | | |
| - as originally stated | **130,302** | 125,569 | — | — |
| - effect of adopting SSAP 31 | — | 4,733 | — | — |
| - as restated | **130,302** | 130,302 | — | — |
| Restatement of goodwill previously charged upon dilution of interests in subsidiaries | **22,748** | — | — | — |
| Released upon realisation of assets | **(39,400)** | — | — | — |
| At 31 December | **113,650** | 130,302 | — | — |
| **Investment property revaluation reserve account** | | | | |
| At 1 January | **8,758** | — | — | — |
| (Deficit)/surplus on revaluation | **(8,758)** | 11,125 | — | — |
| Reversal of deficit on revaluation previously charged to profit and loss account | — | (2,367) | — | — |
| At 31 December | — | 8,758 | — | — |
| **Share premium account** | | | | |
| At 1 January | **3,510,565** | 3,510,565 | **3,510,565** | 3,510,565 |
| Shares issued under the rights issue | **291,365** | — | **291,365** | — |
| Expenses on issuance of shares | **(6,272)** | — | **(6,272)** | — |
| At 31 December | **3,795,658** | 3,510,565 | **3,795,658** | 3,510,565 |
| **Capital redemption reserve account** | | | | |
| At 1 January and 31 December | **5,019** | 5,019 | **5,019** | 5,019 |
| **Exchange reserve account** | | | | |
| At 1 January | **4,389** | 4,294 | — | — |
| Exchange translation differences | **(2,449)** | 95 | — | — |
| At 31 December | **1,940** | 4,389 | — | — |

## NOTE 19 RESERVES (Continued)

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(HK$'000)** | (HK$'000) | **(HK$'000)** | (HK$'000) |
| **Profit and loss account** | | | | |
| At 1 January | | | | |
| - as originally stated | **1,590,980** | 1,221,591 | **569,477** | 611,450 |
| - effect of adopting SSAP 34 (note 1(a)(iv)) | **(23,285)** | (23,285) | **(2,010)** | (2,010) |
| - effect of adopting SSAP 18 (revised) | **—** | (14,322) | **—** | (14,322) |
| - effect of adopting SSAP 28 | **—** | 189,837 | **—** | — |
| - effect of adopting SSAP 31 | **—** | (4,733) | **—** | — |
| - as restated | **1,567,695** | 1,369,088 | **567,467** | 595,118 |
| Profit for the year | **382,566** | 276,304 | **382,884** | 50,046 |
| | **1,950,261** | 1,645,392 | **950,351** | 645,164 |
| Dividends | **(147,625)** | (77,697) | **(147,625)** | (77,697) |
| At 31 December | **1,802,636** | 1,567,695 | **802,726** | 567,467 |
| | **5,718,903** | 5,226,728 | **4,603,403** | 4,083,051 |

At the balance sheet date, goodwill and negative goodwill included in the capital reserve account amounted to HK$34,121,000 and HK$10,199,000 respectively (2001: HK$56,869,000 and HK$10,199,000).

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$802,726,000 (2001: HK$567,467,000 as restated).

The profits/(losses) retained by the Group are analysed as follows:

| | **Company and subsidiaries (HK$'000)** | **Associates (HK$'000)** | **Jointly controlled entities (HK$'000)** | **Total (HK$'000)** |
|---|---|---|---|---|
| **Retained profits/(losses) at 31 December 2002** | **1,672,291** | **158,335** | **(27,990)** | **1,802,636** |
| Retained profits/(losses) at 31 December 2001 (restated) | 1,453,058 | 150,562 | (35,925) | 1,567,695 |

## NOTE 20 LONG-TERM BORROWINGS

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **(HK$'000)** | (HK$'000) |
| **Bank loans repayable within a period** | | |
| Not exceeding 1 year | **323,271** | 506,417 |
| More than 1 year but not exceeding 2 years | **121,593** | 1,013,021 |
| More than 2 years but not exceeding 5 years | **1,741,639** | 1,732,493 |
| Less: Current portion included in current liabilities | **(323,271)** | (506,417) |
| Subtotal | **1,863,232** | 2,745,514 |
| **Other loans repayable within a period** | | |
| More than 2 years but not exceeding 5 years | **—** | 266,481 |
| More than 5 years | **5,000** | 5,000 |
| Subtotal | **5,000** | 271,481 |
| **Convertible guaranteed bonds** | **308,460** | 543,200 |
| **Total** | **2,176,692** | 3,560,195 |
| **Represented by:** | | |
| Bank loans (Note a) | **2,186,503** | 3,251,931 |
| Other loans (Note b) | **5,000** | 271,481 |
| Convertible guaranteed bonds (Note c) | **308,460** | 543,200 |
| Less: Current portion included in current liabilities | **(323,271)** | (506,417) |
| **Total** | **2,176,692** | 3,560,195 |

*Notes:*

a) *Bank loans to the extent of HK$327,503,000 (2001: HK$1,441,931,000) are secured by charges on certain assets of the Group including vessels of HK$622,257,000 (2001: investment properties of HK$1,675,279,000, properties under development of HK$5,731,534,000, inventories of properties of HK$1,053,738,000 and vessels of HK$677,189,000).*

*The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$577,503,000 (2001: HK$1,311,920,000) are repayable by instalments.*

b) *Other loans are unsecured and non-interest bearing (2001: amount to the extent of HK$266,481,000 was interest bearing at HIBOR + 1.25%).*

c) *In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds to finance the land premium and development costs of Cheung Sha Wan Shipyards redevelopment project. The bonds carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$0.25 each of the Company at a conversion price of HK$2.33 per share as adjusted following the rights issue, subject to adjustment, with a fixed exchange rate of US$1.00 = HK$7.76 at any time between 27 July 1999 and 20 July 2004. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest. Provision for the redemption premium payable has been made in the accounts so as to provide a constant periodic rate of charge over the term of the bonds.*

*During the year, the subsidiary repurchased the convertible guaranteed bonds with an aggregate principal amount of US$30.25 million (2001: nil) for a total consideration of HK$271,329,000 and these bonds were then cancelled. An amount of HK$36,589,000 representing the difference between the consideration paid and the principal amount of the bonds repurchased together with the redemption premium of these bonds previously provided of HK$43,033,000 have been accounted for in the profit and loss account.*

## NOTE 21 MINORITY INTERESTS AND LOANS

| | Group | |
|---|---|---|
| | | (Restated) |
| | **2002** | 2001 |
| | **(HK$'000)** | (HK$'000) |
| Share of equity | **1,415,192** | 743,996 |
| Loans from minority shareholders | **3,250,569** | 4,488,652 |
| | **4,665,761** | 5,232,648 |

Loans from minority shareholders are unsecured and have no specific repayment terms. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$1,584,365,000 (2001: HK$2,973,916,000) is interest bearing at HIBOR + 0.58% (2001: HIBOR + 0.58% to HIBOR + 1.25%) while the balance is non-interest bearing.

## NOTE 22 CONSOLIDATED CASH FLOW STATEMENT

### a) Acquisition of interest in a subsidiary

| | **2002** | 2001 |
|---|---|---|
| | **(HK$'000)** | (HK$'000) |
| **Net assets acquired** | | |
| Fixed assets | **62** | — |
| Properties | **337,661** | — |
| Trade & other debtors, deposits and prepayments | **22,484** | — |
| Cash and bank balances | **13,482** | — |
| Trade & other creditors, deposits and accrued charges | **(4,562)** | — |
| | **369,127** | — |
| Interest in a jointly controlled entity originally held by the Group | **(369,127)** | — |
| | **—** | — |
| Purchase consideration | **—** | — |
| Cash and cash equivalents acquired | **13,482** | — |
| Cash flow on acquisition of interest in a subsidiary | **13,482** | — |

### b) Cash and cash equivalents

Cash and cash equivalents comprise time deposits, and cash and bank balances. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

| | **2002** | 2001 |
|---|---|---|
| | **(HK$'000)** | (HK$'000) |
| Time deposits | **809,510** | 523,204 |
| Cash and bank balances | **89,534** | 64,150 |
| | **899,044** | 587,354 |
| Time deposits pledged to a bank | **(1,200)** | — |
| Cash and cash equivalents in the cash flow statement | **897,844** | 587,354 |

Cash and cash equivalents at balance sheet date include deposits with banks of HK$17,936,000 (2001: HK$685,000) held by subsidiaries which are not freely remissible to the Group because of currency exchange restrictions.

### c) Major non-cash transaction

The consideration for the acquisition of the investment securities which took place during the year comprised shares in certain subsidiaries of shipping division.

## NOTE 23 PROVIDENT FUND SCHEME

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has two defined contribution fund schemes covering all qualified staff who joined the Group before 2 August 2000 and elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the schemes calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and other defined contribution fund schemes are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2002 were HK$20,519,000 (2001: HK$21,202,000). Under the defined contribution fund schemes, no forfeitures of employer's contributions resulting from leaving scheme members were applied to reduce the Group's contribution for the both years. At the balance sheet date, forfeited contributions of HK$13,577,000 (2001: HK$14,902,000) were available to the Group to reduce the contributions to the scheme in future.

## NOTE 24 COMMITMENTS

### a) Capital commitments

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| **Contracted but not provided for** | | | | |
| Capital expenditure | **13,188** | 1,306 | **—** | — |
| **Authorised but not contracted for** | | | | |
| Capital expenditure | **24,511** | 3,469 | **—** | — |

### b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| Within one year | **3,905** | 12,330 | **—** | — |
| In the second to fifth year inclusive | **3,154** | 1,792 | **—** | — |
| | **7,059** | 14,122 | **—** | — |

The Group's operating leases are for terms ranging from 2 to 3 years.

## NOTE 24 COMMITMENTS (Continued)

c) **Future minimum lease payments receivable**

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| Within one year | **68,808** | 71,185 | **—** | — |
| In the second to fifth year inclusive | **158,131** | 194,134 | **—** | — |
| Over five years | **14,308** | 37,505 | **—** | — |
| | **241,247** | 302,824 | **—** | — |

The Group's operating leases are for terms ranging from 2 to 9 years.

d) At the balance sheet date, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$687,122,000 (2001: HK$1,194,362,000) out of which approximately HK$657,171,000 (2001: HK$1,085,276,000) was related to the jointly controlled assets.

## NOTE 25 CONTINGENT LIABILITIES

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 (HK$'000)** | 2001 (HK$'000) | **2002 (HK$'000)** | 2001 (HK$'000) |
| Guarantees issued by the Company for credit facilities granted by third parties to subsidiaries | **—** | — | **1,998,500** | 3,285,120 |
| Guarantees issued by the Company for convertible guaranteed bonds issued by a subsidiary | **—** | — | **308,460** | 543,200 |
| Letters of credit outstanding | **930** | 1,432 | **—** | — |

# NOTE 26 RELATED PARTY TRANSACTIONS

a) Details of significant related party transactions which were carried out on normal commercial terms and in the ordinary course of the Group's business are as follows:

| | Note | **2002 (HK$'000)** | 2001 (HK$'000) |
|---|---|---|---|
| Significant transactions with the STDM Group | (i) | | |
| Dividend received from STDM | | **18,331** | 14,322 |
| Subsidies received from STDM | | **11,460** | 29,879 |
| Ship tickets sold to the STDM Group | | **344,130** | 358,978 |
| Discount and commission paid to the STDM Group for sale of ship tickets | | **43,112** | 59,246 |
| Management and incentive fees received from STDM for management of hotel and Macau Tower Convention & Entertainment Centre (MTCEC) | | **24,593** | 21,723 |
| Fuel purchased from the STDM Group in Macau for shipping operations | | **80,490** | 77,596 |
| Income collected by the STDM Group for sale of ship tickets and related services in Macau | | **285,017** | 292,022 |
| Amount reimbursed to the STDM Group for expenses incurred in respect of TurboJET operations in Macau | | **149,889** | 150,156 |
| Amount reimbursed by STDM for expenses and resources shared by MTCEC | | **111,524** | 55,293 |
| Gross operating revenue of MTCEC collected for STDM | | **44,624** | — |
| Bank accounts maintained with Seng Heng Bank Ltd., a subsidiary of STDM | | **6,857** | 7,795 |
| Charter hire income received from STDM | | **106,726** | 93,075 |
| Significant transactions with China Travel Services (Hong Kong) Ltd. (CTSHK) | (ii) | | |
| Commission paid to CTSHK for sale of ship tickets | | **25,243** | 24,725 |
| Net income collected by CTSHK for sale of ship tickets and related services | | **138,880** | 141,594 |
| Amount reimbursed by Shun Tak Shipping Co., Ltd. (STS), STDM and its associates for expenses and resources shared by them | (i) | **37,709** | 34,420 |
| Rental and related service fees for lease of land and buildings received from an associate | | **4,719** | 4,950 |
| Rental and related service fees for lease of land and buildings paid to Shun Tak Centre Ltd. (STC) | (iii) | **3,569** | 6,010 |
| Interest income received from associates | | **1,962** | 28,270 |
| Interest expenses paid to minority shareholders of a subsidiary | | **52,349** | 137,145 |
| Interest expenses paid to a joint venture partner of a subsidiary | | **4,123** | 15,093 |
| Sales commission paid to a minority shareholder of a subsidiary | | **8,904** | 18,171 |
| Sales commission paid to a joint venture partner of a subsidiary | | **12,709** | — |
| Insurance premium paid to an associate | | **27,733** | 21,880 |
| Construction cost paid to a joint venture | | **405,022** | 160,159 |

## NOTE 26 RELATED PARTY TRANSACTIONS (Continued)

*Notes:*

*(i) Dr. Stanley Ho, Dr. Cheng Yu Tung and Ms. Pansy Ho, directors of the Company, are directors of STDM and STS. Ms. Daisy Ho, director of the Company, is a director of STS. Dr. Stanley Ho and Dr. Cheng Yu Tung also have beneficial interests in STDM and STS. Mrs. Mok Ho Yuen Wing, Louise, director of the Company, is a director of STDM and has beneficial interests in STS. STS is a substantial shareholder of the Company.*

*(ii) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.*

*(iii) STC is beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited (NWD). Dr. Cheng Yu Tung is the Chairman and a principal shareholder of NWD.*

b) Certain related party transactions are also disclosed under Connected Transactions in the Report of the Directors on pages 31 to 35.

c) Amounts due to/by subsidiaries, associates, joint ventures and minority shareholders are disclosed in notes 11 to 13 and 21 to the financial statements.

## NOTE 27 SEGMENT INFORMATION

### Business segments

**Group**
**2002**

| | Shipping (HK$'000) | Property (HK$'000) | Hospitality (HK$'000) | Investment and others (HK$'000) | Eliminations (HK$'000) | Consolidated (HK$'000) |
|---|---|---|---|---|---|---|
| **Turnover and revenue** | | | | | | |
| External turnover | 1,413,834 | 3,491,302 | 83,710 | 25,842 | — | 5,014,688 |
| Inter-segment turnover | 2,728 | 1,517 | — | — | (4,245) | — |
| Other revenues | 34,848 | 8,097 | 1,336 | 36 | — | 44,317 |
| | 1,451,410 | 3,500,916 | 85,046 | 25,878 | (4,245) | 5,059,005 |
| **Segment results** | 192,192 | 391,207 | 5,865 | 21,223 | — | 610,487 |
| Unallocated income | | | | | | 30,628 |
| Unallocated expenses | | | | | | (86,472) |
| Interest income | | | | | | 20,649 |
| Operating profit | | | | | | 575,292 |
| Finance costs | | | | | | (101,399) |
| Net investment gain | | | | | | 71,521 |
| Share of results of associates | — | 4,669 | 19,294 | (2,639) | — | 21,324 |
| Share of results of jointly controlled entities | — | 17,209 | (4,727) | (10,507) | — | 1,975 |
| Profit before taxation | | | | | | 568,713 |
| Taxation | | | | | | (24,744) |
| Minority interests | | | | | | (161,403) |
| Net profit for the year | | | | | | 382,566 |
| **Assets** | | | | | | |
| Segment assets | 1,669,278 | 10,805,568 | 608,562 | 998,233 | (50) | 14,081,591 |
| Associates | — | 587,883 | 369,369 | 3,246 | — | 960,498 |
| Joint ventures | 2,004 | 17,744 | 16,913 | 36,353 | — | 73,014 |
| Unallocated assets | | | | | | 261,823 |
| Total assets | | | | | | 15,376,926 |
| **Liabilities** | | | | | | |
| Segment liabilities | 164,515 | 2,996,986 | 12,800 | 129 | (50) | 3,174,380 |
| Unallocated liabilities | | | | | | 4,514,858 |
| Total liabilities | | | | | | 7,689,238 |
| **Other information** | | | | | | |
| Capital expenditure | 24,385 | 532,187 | 503,178 | 132 | | |
| Depreciation and amortisation | 140,366 | 4,768 | 6,677 | 184 | | |

# NOTE 27 SEGMENT INFORMATION (Continued)

**Business segments (continued)**

Group
2001 (Restated)

| | Shipping (HK$'000) | Property (HK$'000) | Hospitality (HK$'000) | Investment and others (HK$'000) | Eliminations (HK$'000) | Consolidated (HK$'000) |
|---|---|---|---|---|---|---|
| **Turnover and revenue** | | | | | | |
| External turnover | 1,357,803 | 3,895,961 | 70,192 | 14,694 | — | 5,338,650 |
| Inter-segment turnover | 1,791 | 964 | — | — | (2,755) | — |
| Other revenues | 61,444 | 13,805 | 404 | 12 | — | 75,665 |
| | 1,421,038 | 3,910,730 | 70,596 | 14,706 | (2,755) | 5,414,315 |
| **Segment results** | 164,976 | 482,432 | 4,906 | 12,392 | — | 664,706 |
| Unallocated income | | | | | | 22,086 |
| Unallocated expenses | | | | | | (81,630) |
| Interest income | | | | | | 48,870 |
| Operating profit | | | | | | 654,032 |
| Finance costs | | | | | | (122,740) |
| Net investment gain | | | | | | — |
| Share of results of associates | — | (13,732) | 16,191 | 10,461 | — | 12,920 |
| Share of results of jointly controlled entities | — | (3,096) | (4,741) | (10,079) | — | (17,916) |
| Profit before taxation | | | | | | 526,296 |
| Taxation | | | | | | (75,056) |
| Minority interests | | | | | | (174,936) |
| Net profit for the year | | | | | | 276,304 |
| **Assets** | | | | | | |
| Segment assets | 1,750,887 | 11,856,976 | 124,517 | 486,986 | (681) | 14,218,685 |
| Associates | — | 620,377 | 366,605 | 37,161 | — | 1,024,143 |
| Joint ventures | — | 364,314 | 15,892 | 42,338 | — | 422,544 |
| Unallocated assets | | | | | | 251,871 |
| Total assets | | | | | | 15,917,243 |
| **Liabilities** | | | | | | |
| Segment liabilities | 190,758 | 5,728,975 | 36,857 | 113 | (681) | 5,956,022 |
| Unallocated liabilities | | | | | | 3,555,393 |
| Total liabilities | | | | | | 9,511,415 |
| **Other information** | | | | | | |
| Capital expenditure | 58,646 | 331,016 | 4,219 | 88 | | |
| Depreciation and amortisation | 146,260 | 4,612 | 6,219 | 189 | | |

## NOTE 27 SEGMENT INFORMATION (Continued)

**Geographical segments**

**Group**
**2002**

| | Hong Kong (HK$'000) | Macau (HK$'000) | Others (HK$'000) | Consolidated (HK$'000) |
|---|---|---|---|---|
| Turnover and revenue | **4,294,528** | **676,492** | **87,985** | **5,059,005** |
| Segment assets | **12,297,159** | **2,184,166** | **895,601** | **15,376,926** |
| Capital expenditure | **206,696** | **507,739** | **345,687** | |
| 2001 | | | | |
| Turnover and revenue | 4,670,450 | 682,276 | 61,589 | 5,414,315 |
| Segment assets | 13,657,614 | 1,106,414 | 1,153,215 | 15,917,243 |
| Capital expenditure | 394,323 | — | 88 | |

## NOTE 28 SIGNIFICANT SUBSEQUENT EVENTS

a) On 14 November 2002, the Group entered into a conditional agreement with STDM for the sale to STDM of its 20% interest in a subsidiary, whose sole asset comprises the development rights of a 99,000 square metre hotel and commercial site in Taipa, Macau. The consideration shall comprise cash payments by STDM to the Group of (i) MOP200,000 (HK$194,000) for the 20% equity interest in the subsidiary and (ii) HK$100 million for the assignment by the Group to STDM of 20% (by value) of the outstanding shareholder loan owed by the subsidiary to the Group totalling HK$500 million. The transactions were duly completed on 30 January 2003 and the disposal would not have significant financial effect to the Group for the year ending 31 December 2003.

b) On 27 February 2003, the Group entered into a conditional sale agreement to dispose of its 15% beneficial interest in a property development project in Shanghai, China for HK$342 million. The estimated profit arising from the sale amounted to HK$29.7 million.

## NOTE 29 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

## NOTE 30 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 26 March 2003.

| | Place of incorporation/ Principal place of operation | Issued and paid up ordinary share capital/ registered capital/ (debt securities) | Percentage held by the Group | Principal activities |
|---|---|---|---|---|
| **SHIPPING** | | | | |
| Far East Hydrofoil Co., Ltd. | Hong Kong/ Hong Kong-Macau | HK$2,000<br>HK$5,000,000[+] | 42.6 | shipping |
| Ocean Shipbuilding & Engineering Ltd. | Hong Kong | HK$200<br>HK$100,000[+] | 42.6 | shipbuilding and repairs |
| Shun Tak Ferries Ltd. | Hong Kong | HK$2 | 100 | investment holding |
| Interdragon Ltd. | British Virgin Islands | US$10,000 | 60 | investment holding |
| Shun Tak - China Travel Ship Management Ltd. | Hong Kong/ Hong Kong-Macau | HK$200<br>HK$1,000,000[+] | 42.6 | ship management |
| Glowfield Group Ltd. | British Virgin Islands | US$27 | 42.6 | investment holding |
| Shun Tak - China Travel Shipping Investments Ltd. | British Virgin Islands | US$10,000 | 42.6 | investment holding |
| Shun Tak - China Travel Ferries Ltd. | British Virgin Islands | US$2 | 42.6 | investment holding |
| Hongkong Macao Hydrofoil Co., Ltd. | Hong Kong/ Hong Kong-Macau | HK$10,000,000 | 42.6 | shipping |
| Conwick Investment Ltd. | Hong Kong/ Hong Kong-Macau | HK$2<br>HK$2[+] | 42.6 | shipping |
| Ravenser Enterprises Ltd. | Hong Kong/ Hong Kong-Macau | HK$20<br>HK$1,000,000[+] | 42.6 | shipping |
| Tai Tak Hing Shipping Co. Ltd. | Hong Kong/ Hong Kong-Macau | HK$200<br>HK$5,200,000[+] | 42.6 | shipping |
| **PROPERTY - HONG KONG** | | | | |
| Garraton Investment Ltd. | Hong Kong | HK$1,000 | 100 | property investment |
| Goform Ltd. | Hong Kong | HK$2 | 100 | property investment |
| Hocy Development Ltd. | Hong Kong | HK$2 | 100 | property investment |
| Iconic Palace Ltd. | Hong Kong | HK$20 | 100 | property development |
| Bonsuric Co. Ltd. | Hong Kong | HK$2 | 100 | property development |
| Ranex Investments Ltd. | Hong Kong | HK$100 | 51 | property investment and development |
| Shun Tak Development Ltd. | Hong Kong | HK$27,840,000 | 100 | investment holding |
| Shun Tak Property Investment & Management Holdings Ltd. | Hong Kong | HK$2 | 100 | property investment and management |
| Shun Tak Yee Fai Construction JV Ltd.[**] | Hong Kong | HK$2[^] | 50 | property construction |
| **PROPERTY - MACAU** | | | | |
| Eversun Co. Ltd. | Hong Kong/Macau | HK$200 | 100 | property investment |
| Nova Taipa - Urbanizacoes, Limitada | Macau | PTC10,000,000[#] | 25 | property investment & development |

| | Place of incorporation/ Principal place of operation | Issued and paid up ordinary share capital/ registered capital/ (debt securities) | Percentage held by the Group | Principal activities |
|---|---|---|---|---|
| **PROPERTY - MAINLAND CHINA** | | | | |
| Shun Tak Cultural Centre Ltd. | Hong Kong | HK$10 | 60 | investment holding |
| State Properties Ltd. | Hong Kong | HK$35,000# | 43 | investment holding |
| Guangzhou Shun Tak Real Estate Co., Ltd.** | PRC | HK$130,000,000@ | 60 | property investment & development |
| **HOSPITALITY** | | | | |
| Shun Tak, Serviços Recreativos, S.A. | Macau | PTC1,000,000 | 100 | property holding |
| Excelsior-Hoteis e Investimentos Limitada** | Macau | PTC20,000,000# | 50 | hotel operation |
| Florinda Hotel International Ltd. | British Virgin Islands/ Macau | US$1 | 100 | hotel management |
| Sociedade de Turismo e Desenvolvimento Insular S.A.R.L. | Macau | PTC200,000,000# | 35 | hotel & golf club operations |
| Anita Company Ltd. | Hong Kong | HK$100 | 100 | club operation |
| **FINANCE** | | | | |
| Shun Tak Finance Ltd. | Hong Kong | HK$2 | 100 | treasury |
| Shun Tak Finance (Overseas) Ltd. | Jersey | US$12<br>US$26,360* | 100<br>100 | treasury |
| Shun Tak Finance International Ltd. | British Virgin Islands | US$1<br>(US$39,750,000) | 100 | treasury |
| **OTHERS** | | | | |
| Shun Tak Technology Ventures Holdings Ltd. | Hong Kong | HK$2 | 100 | investment holding |

The above table lists the principal subsidiaries, associates and joint venture of the Group which, in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the directors, result in particulars of excessive length.

Except Shun Tak Ferries Ltd., Shun Tak Development Ltd., Shun Tak Property Investment & Management Holdings Ltd. and Shun Tak Technology Ventures Holdings Ltd., which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint venture are held indirectly.

On 12 May 2002, the other party of a jointly controlled entity, Guangzhou Shun Tak Real Estate Co., Ltd. (GSTRE), ceased to exercise joint control over its economic activity. As a result, GSTRE became a 60% owned subsidiary of the Group and there was no significant financial effect.

+ *Non-voting deferred shares*
* *Redeemable preference shares*
@ *Registered capital*
\# *Associates*
^ *Joint venture*
** *Companies not audited by H.C. Watt & Co. Ltd.*

# Five-year Financial Summary

| | **2002 (HK$ million)** | 2001 (HK$ million) | 2000 (HK$ million) | 1999 (HK$ million) | 1998 (HK$ million) |
|---|---|---|---|---|---|
| **Consolidated Profit and Loss Account** | | | | | |
| Turnover | **5,015** | 5,339 | 3,238 | 2,848 | 1,132 |
| Profit attributable to shareholders | **383** | 276 | 247 | 242 | 103 |
| Total dividends | **148** | 78 | 78 | 92 | 46 |
| **Consolidated Balance Sheet** | | | | | |
| Fixed assets | **4,297** | 3,451 | 3,280 | 3,028 | 1,442 |
| Associates | **960** | 1,024 | 1,105 | 1,098 | 1,734 |
| Joint ventures | **73** | 423 | 369 | 481 | 948 |
| Investments | **995** | 483 | 437 | 366 | 329 |
| Mortgage loans receivable | **1,556** | 652 | 30 | 30 | — |
| Net current assets | **5,322** | 8,567 | 11,215 | 10,392 | 7,840 |
| Employment of capital | **13,203** | 14,600 | 16,436 | 15,395 | 12,293 |
| Share capital | **486** | 389 | 389 | 385 | 383 |
| Reserves | **5,718** | 5,226 | 5,018 | 4,836 | 4,882 |
| Proposed dividends | **68** | 47 | 47 | 77 | 46 |
| Shareholders' funds | **6,272** | 5,662 | 5,454 | 5,298 | 5,311 |
| Minority interests and loans | **4,666** | 5,233 | 4,589 | 4,148 | 3,326 |
| Long-term borrowings | **2,177** | 3,560 | 6,277 | 5,860 | 3,656 |
| Provision for premium on redemption of convertible guaranteed bonds | **69** | 86 | 51 | 15 | — |
| Deferred tax | **19** | 59 | 65 | 74 | — |
| Capital employed | **13,203** | 14,600 | 16,436 | 15,395 | 12,293 |
| Number of issued and fully paid shares (million) | **1,942** | 1,554 | 1,554 | 1,538 | 1,534 |

*Number of issued and fully paid shares is based on the number of shares in issue as at balance sheet date.*
*Certain figures presented above have been restated to comply with new and revised SSAPs.*

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Performance Data** | | | | | |
| Earnings per share - Basic (HK cents) | **20.8** | 16.5 | 14.8 | 14.7 | 6.3 |
| Earnings per share - Diluted (HK cents) | **20.7** | n/a | n/a | n/a | n/a |
| Dividends per share (HK cents) | | | | | |
| - Interim | **3.5** | 2.0 | 2.0 | 1.0 | — |
| - Final | **3.5** | 3.0 | 3.0 | 5.0 | 3.0 |
| Dividend cover | **3.0** | 3.3 | 3.0 | 2.5 | 2.1 |
| Current ratio | **3.4** | 7.5 | 13.1 | 7.7 | 4.8 |
| Gearing (%) | **14.6** | 31.9 | 56.4 | 58.0 | 53.7 |
| Return on shareholders' funds (%) | **6.1** | 4.9 | 4.5 | 4.6 | 1.9 |
| Return on capital employed (%) | **2.9** | 1.9 | 1.5 | 1.6 | 0.8 |
| Net asset value per share (HK$) | **3.2** | 3.6 | 3.5 | 3.4 | 3.5 |

*Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
*Certain data calculated above have been restated.*

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Headcount by Division** | | | | | |
| Head Office | **123** | 128 | 114 | 103 | 81 |
| Shipping | **1,701** | 1,756 | 1,770 | 1,737 | 1,406 |
| Property | **170** | 125 | 31 | 31 | 32 |
| Hospitality | **99** | 92 | 129 | 159 | — |

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Wednesday, 11th June 2003 at 2:30 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31st December 2002.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of the directors.
4. To re-appoint auditors and to fix their remuneration.
5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

## ORDINARY RESOLUTION

**"That:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

## ORDINARY RESOLUTIONS

(I) "**That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

By Order of the Board



**Ambrose So**
*Company Secretary*

Hong Kong, 26th March 2003

*Registered Office:*
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

*Notes:*

1. A member of the Company entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Friday, 6th June 2003 to Wednesday, 11th June 2003, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Room 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 5th June 2003.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2002. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

# 目錄



董事會

**何鴻燊博士**
*集團行政主席*

**羅保爵士**
*獨立非執行董事*

**關超然先生**
*獨立非執行董事*

**鄭裕彤博士**
*非執行董事*

**莫何婉穎女士**
*非執行董事*

**何超瓊女士**
*董事總經理*

**何超鳳女士**
*副董事總經理*

**蘇樹輝博士**
*執行董事*

**梛永明先生**
*執行董事*

**謝天賜先生**
*執行董事*

**陳偉能先生**
*執行董事*

**何超蕸女士**
*執行董事*

審核委員會

**關超然先生**
*審核委員會主席*

**羅保爵士**

**莫何婉穎女士**

公司秘書

**蘇樹輝博士**

註冊辦事處

香港中環干諾道中二百號
信德中心西座
三十九字頂樓
電話:(852) 2859 3111
傳真:(852) 2857 7181
網址:www.shuntakgroup.com
電郵:enquiry@shuntakgroup.com

核數師

屈洪疇會計師事務所有限公司

律師

孖士打律師行

主要往來銀行

中國銀行(香港)有限公司
法國巴黎銀行香港分行
花旗銀行
東方匯理銀行
恒生銀行有限公司
中國工商銀行(亞洲)有限公司
香港上海滙豐銀行有限公司
西德銀行香港分行

股票註冊及過戶辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十九樓
一九零一至一九零五室

美國預托股份機構

紐約銀行

股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣;並以美國預托股份形式,在美國進行場外買賣。


德集團有限公司於一九七二年成立，並於一九七三年在香港聯合交易所上市，是一家建基香港的大型綜合企業，經營三大核心業務 — 船務、酒店及消閒，及地產業務。

集團以船務部門為業務發展的基石。集團的創始可追溯至一九六一年，當年信德集團的主要股東信德船務有限公司（「信德船務」）宣告成立，並在翌年澳門旅遊娛樂有限公司（「澳門娛樂」）獲得澳門地區博彩事業的專營權後，隨即開辦來往港澳兩地的渡輪航線服務。集團前身為信德企業有限公司（「信德企業」），於一九七二年成立，透過附屬公司遠東水翼船務有限公司，提供港澳線高速渡輪服務。

隨著華南和香港經濟於八十年代逐漸蓬勃，信德企業開展長遠的多元化業務計劃，首先進軍與旅遊有關的行業，如酒店和飲食行業，其後更擴展至地產業務。透過持有大型商業、住宅及商舖項目之投資，包括寶翠園及昇悅居，集團在香港成功建立了一系列優質物業。

一九九零年，為反映集團的多元化業務，信德企業正式易名為信德集團有限公司。兩年後，集團購入澳門娛樂百分之五權益；澳門娛樂為澳門最具發展動力的企業。二零零二年，集團策略性地將持有澳門娛樂的權益由百分之五增至約百分之十一點四八，並與澳門娛樂合營船務業務，進一步加強集團的船務、酒店及消閒業務的長遠發展前景。澳門娛樂持有澳門博彩股份有限公司（「澳門博彩」）百分之八十權益，而澳門博彩自澳門博彩業於二零零二年初開放，便與澳門特別行政區政府簽署新的幸運博彩經營合約。

為配合加強船務部門及提高其市場佔有率的策略性部署，集團與中旅僑福船務有限公司於一九九九年六月完成合併彼此的船務業務，並由合營企業信德中旅船務投資有限公司以「噴射飛航」的新品牌經營及管理。

今天，集團擁有亞洲最龐大的高速客運渡輪船隊之一，經營來往香港與澳門，以及包括深圳及廣州在內的珠江三角洲航線，為旅客提供快捷、舒適和可靠的服務。

信德集團在港澳兩地僱有員工逾二千名，是一家業務遍及珠江三角洲的多元化綜合企業之一。

# 船務



- 噴射飛航
- 船廠

# 酒店及消閒業務



- 澳門旅遊塔會展娛樂中心
- 酒店投資
- 酒店管理
- 私人會所

# 地產



- 發展
- 投資
- 管理

### 何鴻燊博士

*O.B.E.*

*集團行政主席*

*八十一歲*

何鴻燊博士為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事。他還兼任信德船務有限公司*董事及上市之新濠國際發展有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金董事局主席、香港大學校董會及校務委員會成員，以及香港理工大學顧問委員會成員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託人和演藝學院友誼社贊助人。

在澳門，何博士為澳門旅遊娛樂有限公司總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營公司董事會副主席、誠興銀行董事會主席、澳門賽馬會董事局主席、澳門特別行政區政府經濟委員會委員及澳門基金會信託委員。

何博士現任第十屆中國人民政治協商會議常務委員會委員。

### 羅保爵士

*C.B.E., LL.D., J.P.*

*獨立非執行董事*

*八十歲*

羅保爵士於一九九四年獲委任為獨立非執行董事。羅爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，羅爵士亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

### 關超然先生

*M.A. (CANTAB), F.C.A.,*
*F.H.K.S.A., retired C.P.A., J.P.*

*獨立非執行董事*

*六十六歲*

關超然先生於一九九四年獲委任為獨立非執行董事，曾任德勤 • 關黃陳方會計師行主席。

### 鄭裕彤博士

*非執行董事*

*七十七歲*

鄭裕彤博士自一九八二年起擔任本公司董事、身兼信德船務有限公司*董事、香港地產建設商會副會長和香港金銀業貿易場諮詢委員會董事。鄭博士為新世界發展有限公司主席、周大福珠寶有限公司主席、恒生銀行有限公司董事及香港明天更好基金信託委員會委員。

* 信德船務有限公司為本公司之主要股東

### 莫何婉穎女士

*非執行董事*

*七十四歲*

莫何婉穎女士乃集團行政主席何鴻燊博士之胞妹，於一九九九年三月獲委任為非執行董事。莫太為澳門旅遊娛樂有限公司董事及監察委員會委員。

### 何超瓊女士

*董事總經理*

*四十歲*

何超瓊女士乃集團行政主席何鴻燊博士之千金，一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。她還兼任信德船務有限公司*董事。

何女士亦為澳門旅遊娛樂有限公司董事、並身兼澳門旅遊塔會展娛樂中心主席及澳門航空股份有限公司執行董事。何女士現任政協北京市委員會委員、中華全國工商聯執行委員會委員及廣東外商公會常務副會長、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，及香港明天更好基金顧問委員會委員。

何女士同時亦為信德中旅船務投資有限公司行政總裁兼董事，直接掌管本集團船務業務。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

### 何超鳳女士

*副董事總經理*

*三十八歲*

何超鳳女士乃集團行政主席何鴻燊博士之千金，一九九四年一月加入本集團，同年十月獲委任為執行董事。何女士於一九九九年六月成為副董事總經理及於同年十月出任財務總監一職。她還兼任信德船務有限公司*董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士擁有加拿大多倫多大學工商管理碩士學位（主修財務）和南加州大學學士學位（主修市場學）。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問及The Dean's Advisory Board of University of Toronto 之香港顧問。

* 信德船務有限公司為本公司之主要股東

### 蘇樹輝博士

*執行董事*

*五十二歲*

蘇樹輝博士於一九七五年加入本集團，一九九一年獲委任為執行董事。蘇博士亦為香港大學教研發展基金會創會名譽董事。蘇博士為中國人民政治協商會議第十屆全國委員會委員。

蘇博士為特許秘書及行政人員公會會員，現任本集團之公司秘書，負責集團之行政及企業拓展事務。

蘇博士為香港大學理學士並獲企業管理學博士學位。

### 禤永明先生

*執行董事*

*六十一歲*

禤永明先生於一九七九年加入本集團，一九九一年獲委任為執行董事，現負責集團之策略性規劃、企業發展及與金融和投資有關的事務。

禤先生為澳門誠興銀行之執行董事兼行政總裁和澳門國際機場專營公司及在葡國里斯本上市之Estoril Sol，SGPS公司之執行董事。禤先生亦為英國特許銀行學會及香港證券學會會員。

### 謝天賜先生

*執行董事*

*五十歲*

謝天賜先生於一九八一年加入本集團，一九九一年獲委任為執行董事。

謝先生是亞太航空公司及港聯直升機有限公司之行政總裁。

### 陳偉能先生

*執行董事*

*五十五歲*

陳偉能先生於一九八七年加入本集團，一九九一年獲委任為執行董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團之物業發展及投資事務。

### 何超蕸女士

*執行董事*

*三十五歲*

何女士為本集團執行主席何鴻燊博士之千金。何女士於一九九六年九月加入本集團，並於二零零一年六月獲委任為執行董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。何女士為香港地產行政學會之成員、國際專業保安協會香港分會、香港工業總會及香港設施管理學會之會員。

何女士擁有Pepperdine University大眾傳播及心理學學士學位。

- 於四月，集團收購位於澳門氹仔面積為九萬九千平方米之酒店及商業用地之發展權。於十一月，集團與澳門旅遊娛樂有限公司（「澳門娛樂」）達成策略性協議，將該地皮的百分之二十權益轉讓予澳門娛樂。

- 於四月，噴射飛航開設來往澳門及深圳的航線。

- 於四月，位於香港西半山區的豪華住宅項目寶翠園第二期竣工，並如期順利移交已出售的單位予買家。

- 於四月及五月，位於西九龍的豪華住宅項目昇悅居的第一及第二期預售活動成功推出，市場反應良好。

- 於五月，集團透過供股方式，成功集資約港幣三億八千八百五十萬元，加強集團財務的靈活性。

- 為了籌備噴射飛航預期於二零零三年六月開辦來往赤鱲角香港國際機場及珠江三角洲各地的客運渡輪服務，船務部於二零零二年六月成立一家合營企業，承辦翻新、營運及管理機場的跨境客運碼頭。

- 於十月，集團物業管理部榮獲國際認可的香港品質保證局授予ISO9001：2000品質管理證書，反映集團物業管理部的卓越服務質素及專業水平。

- 於十月，集團於信德中心開設一間名為 Living Matters（設計生活）的生活概念店，提供一系列精緻的傢俬、家居配件及餐具產品，進一步實踐優質生活概念服務的承諾。

- 於十一月，集團與澳門娛樂達成策略性船務合營協議。根據該協議，澳門娛樂同意參與集團的船務業務，而集團則將持有的澳門娛樂權益由百分之五增至約百分之十一點四八。此舉有助優化集團船務業務的發展潛力，以及加強集團與澳門娛樂的夥伴關係，有利集團長遠拓展於澳門的商機。

- 於二零零三年二月，集團訂立有條件協議出售於虹橋上海城的百分之十五少數股東實益權益，從而將資源策略性地調配，集中發展以澳門為主的核心船務、酒店及消閒業務。

## 財務摘要

| | 2002<br>(港幣千元) | (重新列賬)<br>2001<br>(港幣千元) |
|---|---|---|
| 營業額 | **5,014,688** | 5,338,650 |
| 股東應佔溢利 | **382,566** | 276,304 |
| 股東權益 | **6,272,496** | 5,661,832 |
| 每股盈利(港仙) | | |
| — 基本 | **20.8** | 16.5 |
| — 攤薄後 | **20.7** | 不適用 |
| 每股股息(港仙) | **7.0** | 5.0 |
| 每股資產淨值(港元) | **3.2** | 3.6 |

每股基本盈利乃根據年內已發行股份之加權平均數1,843,202,631股(二零零一年：1,674,141,933股，因供股之影響而作出之重列)計算。每股攤薄後盈利乃根據經就所有具攤薄潛力之普通股作出調整後之加權平均數1,846,842,345股計算。截至二零零一年十二月三十一日止年度，由於可能發行之普通股不具攤薄作用，故無列出每股攤薄後盈利。

## 派息時間表

| | |
|---|---|
| 公佈派發末期股息 | 二零零三年三月二十六日 |
| 最後遞交過戶文件時間 | 二零零三年六月五日下午四時 |
| 暫停辦理股份過戶登記手續 | 二零零三年六月六日至六月十一日 |
| 股東週年常會 | 二零零三年六月十一日 |
| 寄發股息單予股東 | 二零零三年六月二十日 |



集團的核心業務，船務、酒店及消閒，以及地產業務，由於策略性整固部署及掌握潛質優厚的發展商機，於二零零二年成功實踐了多個重要里程碑。我們的業務既得益於旅客重燃對澳門及中國的興趣，而集團亦伺機強化其作為珠江三角洲旅遊及酒店消閒服務營運翹楚的地位。

截至二零零二年十二月三十一日止年度，集團的股東應佔溢利為港幣三億八千二百六十萬元，較二零零一年的港幣二億七千六百三十萬元的溢利增長百分之三十八點五。營業額為港幣五十億一千四百七十萬元，較上年度的港幣五十三億三千八百七十萬元下調百分之六點一。每股基本盈利為二十點八港仙（二零零一年：十六點五港仙）。

董事會建議派發末期股息每股三點五港仙（二零零一年：每股三港仙），派息建議必須於二零零三年六月十一日舉行的股東週年常會由股東通過，方為生效。連同已派發的中期股息每股三點五港仙（二零零一年：每股二港仙），本年度的股息總額為每股七港仙（二零零一年：每股五港仙）。

集團的港澳客運渡輪航線根基穩固，傲視同儕。集團與香港中旅國際投資有限公司合營的信德中旅船務投資有限公司於年內錄得可觀的盈利，主要因為深圳及廣州航線客運量增長，以及努力控制成本所致。集團預期珠江三角洲的經濟增長，將持續推動更頻繁的商務及消閒旅遊，有利集團的船務業務發展。

集團對香港作為前往中國大陸的便捷過境樞紐，充滿信心，船務部計劃於二零零三年六月推出往來赤鱲角香港國際機場及珠江三角洲各沿岸城市的新客運渡輪服務。為此，船務部於二零零二年六月成立香港國際機場碼頭服務有限公司，承辦翻新、營運及管理香港國際機場的跨境客運碼頭。該等新航線及服務將促使集團的船務網絡進一步擴展至更廣泛及更國際化的旅客群。

集團相信澳門經濟將持續增長，而其作為消閒及商務旅遊熱點的受歡迎程度亦將有增無減。二零零二年十一月，集團與澳門旅遊娛樂有限公司（「澳門娛樂」）簽訂一項有利雙方的策略性船務合營協議，其中集團佔百分之六十權益，而澳門娛樂則佔百分之四十權益。該協議除進一步優化船務業務的發展實力外，亦將集團在澳門娛樂持有的實際權益增至約百分之十一點四八，鞏固雙方的夥伴關係。同時，集團亦與澳門娛樂簽訂另外一項合營協議，其中集團佔百分之八十權益，而澳門娛樂則佔百分之二十權益，雙方將共同發展一幅位於澳門氹仔、面積為九萬九千平方米的酒店及商業地皮。集團透過與在澳門經營消閒及旅遊業務多年的澳門娛樂成立策略性合營企業，將有助集團在澳門進一步拓展業務。

此外，集團於二零零一年年底榮獲一項為期二十年的澳門旅遊塔會展娛樂中心的經營及物業管理協議。過去一年，在旅遊塔舉行了很多主要會議及展覽，而酒店及消閒業務部亦從中獲取了寶貴的經驗。

在澳門旅遊業持續上升的推動下，澳門文華東方酒店的純利較去年明顯增長，澳門寰鼎(威斯登)度假酒店的平均房租及入住率則受預期於二零零三年第二季竣工的翻新工程影響而輕微下調。翻新工程包括客房內部裝修，完工後，將為客人帶來更高的享受。

在物業管理部管理下的各類型物業組合不斷增加，專注為住客及租客提供物業管理增值服務。物業管理部已被委任為昇悅居的物業管理商。集團預期物業管理服務的盈利貢獻將會遞增。

年內，集團從出售優質物業，包括寶翠園及昇悅居，取得可觀的現金流入及盈利，加上集團在五月透過供股方式，成功集資約港幣三億八千八百五十萬元，加強集團財務的靈活性，而集團的資本與負債比率亦因此大為改善。董事會相信集團的穩健財務狀況，連同年內與澳門娛樂的策略性合營協議，將有助集團掌握新業務商機並推動酒店及消閒業務，尤其是在澳門的長遠發展。

集團持續精簡及重組現有業務，並專注發展核心船務、酒店及消閒業務。二零零二年二月，集團策略性地出售其於香港華民航空有限公司(航空貨運公司)百分之二十權益，作價港幣一億九千四百萬元，獲利港幣一億七千七百八十萬元。二零零三年二月，集團訂立有條件協議出售上海發展物業虹橋上海城的百分之十五權益，作價港幣三億四千二百萬元，估計獲利約港幣二千九百七十萬元。

集團近年積極進行的整固活動已見成效，對集團的盈利能力得到改善感到欣慰。集團致力成為區內具領導地位的旅遊、酒店及消閒業務營運商，我們將繼續尋求潛質優厚的商機，於集團傳統業務的基礎上，強化我們在澳門及珠江三角洲的投資項目及發展前景。

最後，本人謹藉此機會，向集團各員工、管理層及股東的努力不懈，為去年的佳績所作出貢獻，深表謝忱。繼往開來，我們一起攜手向前邁進。



**何鴻燊**

*集團行政主席*

二零零三年三月二十六日



# 暢快難忘的旅程……

新結盟、新航線、新服務計劃……，**船務部**明確定立了長遠發展策略。

> 在船務部的發展藍圖裏，其中一個重要元素，是與澳門旅遊娛樂有限公司達成船務合營協議。







集團船務部的業務於年內進展良多，不單成功推出新增客運渡輪航線，載客量更見增長，加上計劃中的新機場渡輪服務等等，都為船務業務的長遠發展策略和擴展藍圖奠下根基。

集團與澳門旅遊娛樂有限公司(「澳門娛樂」)於二零零二年十二月完成一項策略性船務合營協議，其中集團佔百分之六十權益，而澳門娛樂則佔百分之四十權益，為船務部一項重要發展。根據該協議，澳門娛樂同意參與集團持有百分之七十一權益的船務投資旗艦信德中旅船務投資有限公司（「信德中旅船務」）的業務，而集團則將於澳門娛樂的應佔權益由百分之五增持至約百分之十一點四八。該船務合營協議有利船務業務的發展，對雙方均有裨益，亦能加強集團與澳門娛樂的策略性聯繫，令集團更有效地把握澳門未來的業務發展商機。

信德中旅船務以「噴射飛航」為品牌經營業務，擁有共三十一艘船隻，是全亞洲規模最大的高速客運渡輪公司之一。集團船務部亦是唯一提供二十四小時來往港澳高速客運渡輪服務的船務公司，在來往港澳航線上，穩守市場領導地位近四十年，於二零零二年的港澳客運人次約為九百七十萬人。



年內，來往中華人民共和國(「中國」)航線的客運量，亦因機場過境旅客及團體遊客的人數不斷增加而錄得可觀增長。來往香港－深圳及香港－廣州航線的客運量於二零零二年上升約百分之二十三。雖然二零零二年的燃油價格有所波動，船務部不斷透過靈活調配船隻及航期，在節省營運成本及增加上座率方面取得一定的成效。信德中旅船務為充分善用資源，策略性地將旗下一艘噴射船租予一家亞洲公司，為集團提供一項穩定收益。

船務部亦因應珠江三角洲的蓬勃經濟增長及中國旅遊市場開放，於四月開辦來往深圳及澳門的新航線，配合集團積極拓展珠江三角洲海運網絡的目標，開拓中國航線及其他區內業務發展商機。

為了籌備噴射飛航開辦來往位於赤鱲角的香港國際機場及珠江三角洲各地的客運渡輪服務，船務部與一獨立第三者組成合營公司香港國際機場碼頭服務有限公司，承辦翻新、營運及管理香港國際機場的跨境客運碼頭。







中轉旅客將毋須在香港辦理海關及入境手續，令海空過境服務更為順暢。新航線預期於二零零三年六月啟航，配合別出心裁的多模式過境安排，將有助集團的船務網絡進一步擴展至更廣泛及更國際化的旅客群。

新開辦的澳門－深圳航線及香港國際機場航線，均反映出集團致力開拓長遠業務發展商機的承諾，既進一步配合現有客運渡輪服務，亦有助集團於珠江三角洲的龐大增長動力中獲益。


Guangzhou
East River Guangzhou
Shenzhen Baoan International Airport
Hong Kong International Airport
Chek Lap Kok
Macau
Hong Kong


心弦喜悅
的體驗……

新項目、新網絡……，
**酒店及消閒業務部**在澳門的長遠
發展策略進一步鞏固。

各項與酒店及消閒業務有關的投資項目及安排，反映集團致力成為區內酒店、消閒及旅遊業營運翹楚的目標。







旅客對澳門的興趣愈見熱切，集團為了充份把握這商機，於四月以港幣五億元收購位於澳門氹仔面積為九萬九千平方米之酒店及商業用地之發展權。於十一月，集團與澳門旅遊娛樂有限公司(「澳門娛樂」) 達成策略性協議，將該地皮的百分之二十權益以港幣一億元轉讓予澳門娛樂。該等安排進一步加強集團在澳門拓展酒店及消閒業務的實力，更催化集團與澳門娛樂這策略性夥伴在澳門建立長遠合作機會。

集團於二零零二年十一月與澳門娛樂達成策略性船務合營協議，將持有的澳門娛樂權益由百分之五增至約百分之十一點四八，反映集團對澳門發展前景，尤其是旅遊業充滿信心。澳門娛樂持有澳門博彩股份有限公司(「澳門博彩」) 百分之八十權益，而澳門博彩是澳門特別行政區政府於二零零二年初授予幸運博彩經營合約的三家公司的其中之一。此外，澳門娛樂亦持有八家澳門酒店、南灣湖填海工程、濠景花園、澳門國際機場及澳門的旗艦航空公司澳門航空的權益。集團於二零零二年從其於澳門娛樂原本持有的百分之五權益收取的普通股股息總額為港幣一千八百三十萬元（二零零一年：港幣一千四百三十萬元）。

集團於二零零一年年底獲授予一項為期二十年的澳門旅遊塔會展娛樂中心(「澳門塔」)的經營及物業管理協議，得到進一步發揮所長



的機會。澳門塔乃澳門娛樂旗下物業。於二零零二年，澳門塔成為眾多大型活動及盛事的場地，包括第七屆澳門國際貿易投資展覽會、第十六屆澳門國際音樂節、中華人民共和國澳門特別行政區第十屆全國人民代表大會代表選舉會議、中華人民共和國成立五十三週年國慶招待酒會、內蒙古恐龍大展，以及吸引逾四萬人的澳門除夕倒數嘉年華會。在過去一年裏，酒店及消閒業務部從管理澳門塔的經驗中，獲取營運會議及展覽業務的寶貴專業知識，亦培育了為數逾三百名經驗豐富的員工隊伍。

集團持有兩家澳門酒店的權益。澳門文華東方酒店的純利因經營盈利有所增加，以及利息支出回落，較二零零一年錄得可觀的增長。澳門富鼎(威斯登)度假酒店(「威斯登」)的平均房租及入住率因進行翻新工程而有所下降。該翻新工程包括客房內部裝修，預期於二零零三年第二季竣工，屆時，旅客入住威斯登將更覺賓至如歸。

毗鄰威斯登的澳門高爾夫球鄉村俱樂部(「澳門高球俱樂部」)續享有澳門最尊貴的高球俱樂部美譽，純利較二零零一年為佳。澳門高







球俱樂部於十月連續第五年舉辦澳門高爾夫球公開賽。威斯登連同澳門高球俱樂部是港澳唯一具備國際標準十八洞高爾夫球場的度假設施。

為了全面掌握銷售及市場推廣商機，酒店及消閒部正籌備一個專責小組，為有意前往區內及使用澳門世界級會議設施的旅客服務。成立專責小組的目的是要整固部門的產品及服務，以及為集團旗下的各酒店及消閒業務在銷售及市場推廣活動方面誘發協同效應。新小組是集團將酒店及消閒專才伸延至商務旅遊的重要里程碑。

以上各項與酒店及消閒業務有關的投資項目及安排，反映集團致力成為區內酒店、消閒及旅遊業營運翹楚的目標。集團將繼續尋求具相輔相成效益及能與現有業務產生協同效應的投資機會，從而更能全面地發揮其在旅遊業的卓越專才。





優質寫意的生活……

集團的優質住宅物業銷情理想，契合更臻完善的物業管理服務，推動**地產部**的年度表現。



寶翠園位置優越，公共交通四通八達。此外，一個直達購物商場名為寶翠的地下鐵路車站亦正在籌劃之中。

其他發展項目

位於澳門氹仔的濠景花園第一期發展，包括十三幢住宅大廈，已分階段推出發售，至二零零二年年底已成功售出約百分之八十六單位。第二期包括十三幢住宅大廈的地基工程亦已竣工，其餘各期的發展規劃現正積極籌備之中，為澳門最大的發展項目之一。

位於廣州的信德商務大廈由三十二層高的寫字樓大廈及六層商場組成，自二零零零年四月竣工以來，其出售及招租的進展令人滿意。

虹橋上海城的兩幢二十五層高寫字樓大廈及六層高的娛樂購物平台已於二零零二年年底竣工。為了策略性地調配資源，集中發展以澳門為主的核心船務、酒店及消閒業務，集團於二零零三年二月訂立有條件協議出售於虹橋上海城的百分之十五實益權益，作價港幣三億四千二百萬元，估計獲利約港幣二千九百七十萬元。

物業服務

集團物業管理部持續擴展其物業管理組合，迎合市場對全面性住宅、商業及工貿物業的專業物業管理服務。

地產部的年度盈利源自寶翠園第二期發展項目的竣工及銷售活動，以及昇悅居第一、二期的預售活動。







地產部的主要住宅發展項目昇悅居及寶翠園的銷售成績理想，推動地產部年內的表現。與此同時，市場對優質物業管理服務的需求亦持續上升。

昇悅居

位於西九龍的昇悅居，是集團與新鴻基地產發展有限公司合作發展的優質住宅項目，包括七幢住宅大廈共二千四百三十四個單位、住客會所、面積逾十七萬平方呎的園藝園林、以及一個商業平台，總發展面積約為一百八十萬平方呎。

昇悅居分兩期發展，第一期的上蓋工程包括五幢住宅大廈共一千八百三十四個單位，預期於二零零三年第三季竣工。第二期工程包括其餘兩幢住宅大廈共六百個單位及一個商業平台，預期於二零零三年年底竣工。住宅單位面積由約五百平方呎至一千四百七十平方呎不等。

第一及第二期住宅單位的預售活動已分別於二零零二年四月及五月推出，市場反應良好。

昇悅居位處西九龍樞紐，公共交通網絡四通八達，更可步行至鄰近地鐵站。

寶翠園

位於西半山的豪華住宅項目寶翠園，由六幢住宅大廈、面積達二十二萬平方呎的購物商場西寶城、以及面積達十九萬平方呎的高級住客會所及園藝花園組成。購物商場、住客會所及園藝花園更是半山區內規模最大的同類型設施。

寶翠園分兩期發展，第一期包括三幢住宅大廈共一千零九十三個單位，已於二零零一年竣工。第二期包括其餘三幢住宅大廈共一千一百二十個單位，亦已於二零零二年四月竣工，並順利如期移交已出售單位予買家。單位面積由約八百五十平方呎至三千三百四十平方呎不等。







於二零零二年新納入部門管理的物業包括香港的寶翠園第二期及澳門的信德堡。集團物業管理部現於香港及澳門管理的商業、商舖及住宅物業總面積，分別為五百三十萬平方呎及三百四十萬平方呎，而管理物業的規模及類型亦由單一業主的住宅單位至零售購物商場不等。此外，部門亦被委任為西九龍昇悅居的物業管理公司，於二零零三年年底生效。屆時，物業管理組合總面積亦將因而增至逾一千萬平方呎。

物業管理部門於二零零一年成立的 Living Matters Company Limited，提供生活概念服務，包括為住客提供便利及體貼的增值服務，進一步提升住戶的生活環境和質素。二零零二年十月，集團於信德中心開設一間名為Living Matters（設計生活）的生活概念店，提供時尚的現成及訂造傢俬、家居配件、餐具及裝飾用品等，進一步實踐優質生活的承諾。

於十月，集團物業管理部榮獲國際認可的香港品質保證局授予 ISO9001：2000 品質管理證書，反映該部門的卓越服務質素及專業水平。此外，信德物業管理有限公司獲得香港社會服務聯會頒發商界展關懷獎項，以表揚該公司的優良企業公民責任以及其積極參與社會服務的努力。



## 發展及／或出售之物業

| | 項目樓面面積約數（平方米） | 項目地盤面積約數（平方米） | 主要用途 | 集團所佔權益 | 二零零二年十二月止發展進度 | 預計完工日期 |
|---|---|---|---|---|---|---|
| **香港** | | | | | | |
| 寶翠園 | | 30,125 | 住宅 | | | |
| 第一期 | 112,619 | | | 51% | 工程完成 | — |
| 第二期 | 138,162 | | | 51% | 工程完成 | — |
| 漆咸大廈 | — | 3,786 | — | 51% | 規劃中 | — |
| 昇悅居 | | 18,912 | 住宅／商業 | | | |
| 第一期 | 130,438 | | | 64.56% | 上蓋工程 | 二零零三年 |
| 第二期 | 43,872 | | | 64.56% | 上蓋工程 | 二零零三年 |
| 薄扶林道124號 | — | 1,684 | 住宅 | 100% | 規劃中 | — |
| 油塘海旁地段第30號及31號 | — | 1,858 | — | 50% | 土地儲備 | — |
| **澳門** | | | | | | |
| 澳門外港新填海區地段第3號(A2/i) | — | 2,916 | 酒店／商業 | 20% | 土地儲備 | — |
| 濠景花園 | | | 住宅／商業／酒店 | | | |
| 第一期 | 292,602 | 29,555 | | 25% | 工程完成 | — |
| 第二期 | 292,912 | 29,547 | | 25% | 地基完成 | 二零零六年 |
| 第三期 | 64,890 | 15,277 | | 25% | 土地儲備 | — |
| 第四期 | 47,149 | 5,225 | | 25% | 土地儲備 | — |
| 第五期 | 112,825 | 24,829 | | 25% | 土地儲備 | — |
| **中國** | | | | | | |
| 虹橋上海城上海虹橋區 | | | | | | |
| 第一期 | 173,215 | 17,664 | 商業 | 15% | 工程完成 | — |

## 投資及酒店物業

| | 樓面面積約數(平方米) | 地盤面積約數(平方米) | 主要用途 | 集團所佔權益 | 截至二零零二年十二月止出租率 | 二零零二年平均每月租金 | 可出租樓面面積約數(平方米) | 截至二零零二年十二月止發展進度 | 屆滿地契年份 |
|---|---|---|---|---|---|---|---|---|---|
| 香港皇路乍街8號<br>西寶城 | 20,724 | — | 商業 | 51% | 85% | 每平方米<br>港幣379元 | 14,682 | — | 二零三零年 |
| 香港薄扶林道89號<br>寶翠園 | 601個<br>私家車停車位 | — | 停車場 | 51% | 96.6% | 每車位每月<br>港幣3,200元 | — | — | 二零三零年 |
| | 33個<br>電單車停車位 | — | 停車場 | 51% | 9.1% | 每車位每月<br>港幣1,100元 | — | — | 二零三零年 |
| 香港羅便臣道60號<br>信怡閣地下低層及地下 | 974 | 900 | 商業 | 100% | 100% | 每平方米<br>港幣390元 | 822 | — | 二八五八年 |
| 香港羅便臣道60號<br>信怡閣地下、一樓至三樓 | 26 個停車位 | — | 停車場 | 100% | 69.2% | 每車位每月<br>港幣3,150元 | — | — | 二八五八年 |
| 香港堅尼地道9號L<br>萬信臺一樓至四樓 | 18 個停車位 | — | 停車場 | 100% | 50% | 每車位每月<br>港幣3,000至<br>3,500元 | — | — | 二零四七年 |
| 香港九龍尖沙咀<br>梳士巴利道3號星光行地下<br>五號B舖及部分地庫商舖<br>(除商舖A外) | 2,643 | — | 商業<br>購物中心 | 100% | 95.5% | 每平方米<br>港幣248元 | 2,643 | — | 二八六三年 |
| 澳門友誼大馬路<br>文華東方酒店 | 46,453 | 8,486 | 酒店 | 50% | — | — | — | — | 二零零七年<br>期滿，可再<br>續至<br>二零三二年 |
| 澳門外港<br>新填海區擴展部份 | 1,327 | 15,176 | 度假設施 | 50% | — | — | — | — | 二零零七年<br>期滿，可再<br>續至<br>二零四九年 |
| 澳門議事亭前地11號<br>信德堡美食中心 | 2,695 | — | 美食中心 | 100% | 100% | 每平方米<br>港幣133元 | 2,510 | — | 永久業權 |
| 澳門路環黑沙灣<br>澳門寰鼎(威斯登)<br>度假酒店及澳門<br>高爾夫球鄉村俱樂部 | 46,644<br>(包括停車場) | 767,373 | 酒店/<br>高爾夫球場 | 34.9% | — | — | — | — | 二零零三年<br>期滿，可再<br>續至<br>二零四九年 |
| 中國廣州中山四路246號<br>信德商務大廈 | 28,971 | — | 辦公室 | 60% | 79% | 每平方米<br>人民幣59元 | 28,971 | — | 二零四五年 |
| | 5,722 | — | 商業<br>購物中心 | 60% | 40% | 每平方米<br>人民幣106元 | 3,888 | — | 二零三五年 |
| | 51個<br>停車位 | — | 停車場 | 60% | — | — | — | — | 二零四五年 |

## 策劃中的物業

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 澳門氹仔<br>望德聖母灣 | — | 99,000 | 酒店/商業 | 100% | — | — | — | 土地儲備 | 二零四九年* |
| 泰國布吉島Rawai海灘 | — | 36,800 | 酒店 | 50% | — | — | — | 土地儲備 | 永久業權 |

## 集團自置之自用物業

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 香港中環干諾道中200號<br>信德中心西座三十九字樓頂樓 | 1,823 | — | 辦公室 | 100% | — | — | — | — | 二零五五年<br>期滿，可再<br>續至<br>二一三零年 |
| 九龍興華西街83及95號 | 19,320 | 19,139 | 船塢 | 42.6% | — | — | — | — | 二零五一年 |
| 澳門國際中心<br>第十二座二樓至四樓(全層)<br>五樓A，B，C單位 | 2,894 | — | 員工宿舍 | 100% | — | — | — | — | 二零零六年<br>期滿，可再<br>續至<br>二零四九年 |
| 第十三座八樓至十一樓E單位 | 473 | — | 員工宿舍 | 42.6% | — | — | — | — | 二零零六年<br>期滿，可再<br>續至<br>二零四九年 |

* *批地文件待發*

營業額分析
按部門劃分之營業額


2002
地產
69.6%
投資及其他
0.5%
酒店及消閒
1.7%
船務
28.2%
2001
地產
73.0%
投資及其他
0.3%
酒店及消閒
1.3%
船務
25.4%

| (港幣百萬元) | 2002 | 2001 | 變動 | % | 説明 |
|---|---|---|---|---|---|
| 船務 | 1,414 | 1,358 | 56 | 4 | 營業額之提升主要因為經營往來香港與澳門及香港與深圳之票務收益增加。 |
| 地產 | 3,491 | 3,896 | (405) | (10) | 營業額下跌主要因為於年內寶翠園住宅單位之銷售收益之確認減少，但部分被預售昇悦居所彌補。 |
| 酒店及消閒 | 84 | 70 | 14 | 20 | 營業額提升主要來自旅遊代理服務收益及澳門酒店管理費增加，但部分受私人會所大中華會收益減少所抵銷。 |
| 投資及其他 | 26 | 15 | 11 | 73 | 營業額變動主要因為來自澳門娛樂及其他投資之股息增加所致。 |
| 總額 | 5,015 | 5,339 | (324) | (6) | |

按地區劃分之營業額

| (港幣百萬元) | 2002 | 2001 | 變動 | % | 説明 |
|---|---|---|---|---|---|
| 香港 | 4,268 | 4,625 | (357) | (8) | 營業額下跌主要因為於年內寶翠園住宅單位之銷售收益之確認減少。 |
| 澳門 | 661 | 655 | 6 | 1 | 營業額輕微提升主要因為來自澳門娛樂及其他投資之股息增加所致。 |
| 其他 | 86 | 59 | 27 | 46 | 營業額變動主要是來自經營往來香港與深圳之票務收益及於廣州物業之租金收益增加所致。 |
| 總額 | 5,015 | 5,339 | (324) | (6) | |

損益分析

按部門劃分之經營溢利


2002
地產
64.1%
投資及其他
3.4%
酒店及消閒
1.0%
船務
31.5%
2001
地產
72.6%
投資及其他
1.8%
酒店及消閒
0.8%
船務
24.8%

| (港幣百萬元) | 2002 | 2001 | 變動 | % | 説明 |
|---|---|---|---|---|---|
| 船務 | **192** | 165 | 27 | 16 | 溢利變動主要因為票務收益增加及成本控制有所改善。 |
| 地產 | **391** | 483 | (92) | (19) | 溢利下跌主要因為於年內寶翠園住宅單位銷售盈利之確認下跌，但部分被預售昇悦居之盈利所彌補。 |
| 酒店及消閒 | **6** | 5 | 1 | 20 | 溢利變動主要來自澳門酒店的管理費增加。 |
| 投資及其他 | **21** | 12 | 9 | 75 | 溢利上升主要因為來自澳門娛樂及其他投資之股息增加所致。 |
| 未分配淨支出 | **(35)** | (11) | (24) | (218) | 變動主要因為利息收入下跌。 |
| 經營溢利 | **575** | 654 | (79) | (12) | |
| 融資成本 | **(101)** | (123) | 22 | 18 | 下跌主要因為利率及尚未償還貸款減少，但受寶翠園之利息支出於獲批入伙紙以後撥入損益賬內所抵銷。 |
| 投資收益淨額 | **72** | – | 72 | – | 此數額代表來自出售香港華民航空之盈利、投資減值虧損及共同控制企業之商譽減值虧損。 |
| 所佔聯營公司業績 | **21** | 13 | 8 | 62 | 變動主要因為來自濠景花園發展項目之盈利貢獻，但受出售香港華民航空前所佔之虧損所抵銷。 |
| 所佔共同控制企業業績 | **2** | (18) | 20 | 111 | 改善主要來自一家物業合營投資盈利增加所致。 |
| 除税前溢利 | **569** | 526 | 43 | 8 | |
| 税項 | **(25)** | (75) | 50 | 67 | |
| 除税後溢利 | **544** | 451 | 93 | 21 | |
| 少數股東權益 | **(161)** | (175) | 14 | 8 | 主要是寶翠園及船務部之少數股東權益。 |
| 股東應佔溢利 | **383** | 276 | 107 | 39 | |

損益分析*(續)*

按地區劃分之經營溢利

| (港幣百萬元) | 2002 | 2001 | 變動 | % | 說明 |
|---|---|---|---|---|---|
| 香港 | 432 | 500 | (68) | (14) | 變動主要因為寶翠園住宅單位銷售盈利之確認下跌，但部分被預售昇悅居之盈利所彌補。 |
| 澳門 | 139 | 150 | (11) | (7) | 變動主要因為利息收入減少，但部分被來自澳門娛樂及其他投資之股息增加所彌補。 |
| 其他 | 4 | 4 | – | – | |
| 總額 | 575 | 654 | (79) | (12) | |

集團所佔聯營公司業績分析

| (港幣百萬元) | 2002 | 2001 | 變動 | % | 說明 |
|---|---|---|---|---|---|
| 地產 | 5 | (14) | 19 | 136 | 變動主要因為濠景花園發展項目之更佳業績所致。 |
| 酒店及消閒 | 19 | 16 | 3 | 19 | 提升是因為澳門文華東方酒店持續錄得理想營運業績。 |
| 投資及其他 | (3) | 11 | (14) | (127) | 下跌主要來自出售香港華民航空前所佔之虧損。 |
| 總額 | 21 | 13 | 8 | 62 | |

流動資金、財務來源及資本架構

二零零二年現金流入總額為7,846,000,000港元，主要包括來自經營業務的4,425,000,000港元、貸款2,668,000,000港元、以供股方式發行股份所得款項388,000,000港元、出售聯營公司權益所得款項194,000,000港元、已收利息收入60,000,000港元、來自聯營公司44,000,000港元、聯營公司股息25,000,000港元及投資項目股息25,000,000港元。

二零零二年現金流出總額為7,536,000,000港元，主要項目包括償還貸款5,000,000,000港元、應收按揭貸款907,000,000港元、購買固定資產640,000,000港元、已付利息支出401,000,000港元、購回有擔保可換股債券271,000,000港元、派發股息予股東126,000,000港元、繳納稅款68,000,000港元、派予少數股東股息52,000,000港元、投資項目33,000,000港元及合營投資30,000,000港元。

流動資金、財務來源及資本架構 *(續)*

| **現金流量變動分析(港幣百萬元)** | **2002** | (重新列賬) 2001 | 變動 |
|---|---|---|---|
| 經營業務 | **4,357** | 3,087 | 1,270 |
| 投資業務 | **(1,246)** | (871) | (375) |
| 融資活動 | **(2,801)** | (2,501) | (300) |
| 現金及等同現金之增加/(減少)淨額 | **310** | (285) | 595 |

現金及等同現金於二零零二年十二月三十一日為898,000,000港元,較去年年終大幅增加310,000,000港元。

本集團於年內按每股股份1.00港元之認購價,以供股方式發行388,486,782股,使其股本增加。而所得款項淨額(扣除支出後)382,000,000港元已用於償還本集團之債務。

於二零零二年十二月三十一日本集團的備用貸款及其他融資合共5,221,000,000港元,其中2,721,000,000港元尚未提用。於年終時尚未償還的貸款包括銀行貸款2,187,000,000港元、有擔保可換股債券308,000,000港元及其他貸款5,000,000港元,百分之十五的尚未償還銀行貸款均以本集團的某些資產作抵押。本集團的政策乃安排足夠資金,以作為營運資金及投資項目的所需現金。於二零零二年十二月三十一日,本集團各借貸項目的到期日如下:

到期組合

| 1年內 | 1-2年 | 2-5年 | 總額 |
|---|---|---|---|
| 13% | 17% | 70% | 100% |

根據年終時1,601,000,000港元淨借貸額,本集團的資本與負債比率為百分之十四點六(二零零一年:百分之三十一點九,重列)。本集團將繼續維持此穩健的資本與負債比率為其財務策略,並會進一步減少其融資成本。

財務風險

本集團採用穩健的財務風險管理政策,所承擔之外滙及利息風險極低。本集團之政策乃不參與任何投機性貿易活動。除佔本集團長期借款百分之十四之有擔保可換股債券外,本集團所籌得之資金是以浮息計算。本集團的尚未償還借貸項目中,只有百分之二十五是以美元為單位。本集團的主要業務均以港幣交易及記賬,因此外滙波動風險極低。

人力資源

除聯營公司及共同控制企業外,本集團包括附屬公司於年終時約有二千一百名僱員。本集團給予僱員優厚的薪酬,並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動,以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零二年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第七十六頁至第七十七頁。

本集團於本年度內的主要業務及經營地域分析概列於第七十三頁至第七十五頁之財務報表附註第二十七項。

集團財務報表

本集團截至二零零二年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第四十一頁至第七十七頁之財務報表。

主要附屬公司、聯營公司及合營企業

本公司及本集團之主要附屬公司、聯營公司及合營企業之詳細資料概列於第七十六頁至第七十七頁。

股息

中期股息每股3.5港仙已於二零零二年十月派發。董事會現建議宣佈派發截至二零零二年十二月三十一日止年度末期股息每股3.5港仙，派予在二零零三年六月十一日已登記在股東名冊上之股東。

固定資產

本集團之固定資產在本年度內之變動概列於第五十九頁至第六十頁之財務報表附註第十項。

物業

本集團所擁有包括自用、投資、發展及出售之物業詳細資料概列於第二十四頁至第二十五頁。

股本

本公司之股本在本年度內之變動概列於第六十四頁之財務報表附註第十八項。

有擔保可換股債券

本集團之有擔保可換股債券之詳情概列於第六十七頁之財務報表附註第二十項。

儲備

各項儲備在本年度內之變動概列於第六十五頁至第六十六頁之財務報表附註第十九項。

捐款

本集團在本年度內共有捐款70,000港元(二零零一年：133,800港元)作慈善及公益用途。

集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於第六十七頁至第六十八頁之財務報表附註第二十項及第二十一項。

撥作資產成本之融資成本

本集團於本年度內撥作資產成本之融資成本為80,163,000港元(二零零一年：322,393,000港元)。

主要客戶及供應商

本集團之政策規定，所需之任何物料均由數個供應商供應，以免過份依靠單一供應來源。

本集團與各主要供應商均保持良好關係，在採購重要物料方面，並沒有遇上任何重大困難。

本年度內，本集團五大客戶佔本集團的營業額低於百分之三十。本集團五大供應商佔本集團採購額百分之六十二，其中最大供應商佔本集團總採購額百分之三十五。

何鴻燊博士及鄭裕彤博士實益擁有本集團五大客戶及供應商之一的澳門旅遊娛樂有限公司(澳門娛樂)權益。除以上所披露者外，概無其他董事、彼等之聯繫人士或股東(據董事會所知，該等人士擁有本公司已發行股本超過百分之五)於本年度內分別持有本集團五大客戶或五大供應商之權益。

## 董事

本公司董事之芳名載於第二頁。

根據本公司之公司組織章程細則第七十七條規定，羅保爵士、鄭裕彤博士及禤永明先生即將任滿告退，並願意膺選連任。

## 董事在合約及關連交易中之權益

1. 何鴻燊博士、鄭裕彤博士、莫何婉穎女士及何超瓊女士為澳門娛樂之董事。

   何鴻燊博士及鄭裕彤博士實益擁有澳門娛樂及澳門博彩股份有限公司(澳博)之權益。

   蘇樹輝博士為澳博之董事及實益擁有該公司之權益。澳博為澳門娛樂之附屬公司及澳門賭場專利權之持有人。

   年內，本集團與澳門娛樂集團之交易如下：

   i. 本集團為澳門娛樂管理其轄下酒店而收取管理費用，總額為21,700,000港元。

   ii. 本集團於澳門向澳門娛樂集團購入船務運作所需之燃料為80,500,000港元，並由澳門娛樂集團為船隻注入燃料。由於本集團須派出技術人員監督加添燃料工序，故收回1,200,000港元的技術服務費。

   iii. 本集團年內向澳門娛樂集團出售港澳線噴射飛航船票總額344,100,000港元，同時澳門娛樂集團代本集團銷售噴射飛航船票及澳門娛樂集團亦為本身購買船票，因而向澳門娛樂集團支付佣金及折扣總額43,100,000港元。

   iv. 澳門娛樂集團為本集團代支澳門碼頭業務及為噴射飛航船業務提供碼頭服務的開支，而本集團年內繼續以實報實銷方式向澳門娛樂集團付還該等開支共149,900,000港元。

董事在合約及關連交易中之權益(續)

v. 澳門娛樂向本集團承包客輪，經營平價客輪服務往來九龍中國客運碼頭至澳門。在年內，本集團共收取106,700,000港元的承包費。

vi. 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展娛樂中心，因而收取2,900,000港元的管理費。

vii. 本集團存有若干存款於澳門娛樂之全資附屬公司誠興銀行之往來及儲蓄戶口。於二零零二年十二月三十一日，總存款額為6,900,000港元。

viii. 本集團及澳門娛樂分別認購Interdragon Limited (Interdragon)之已發行股本百分之六十及百分之四十。代價包括本集團轉讓其信德中旅船務投資有限公司(信德中旅船務投資)之百分之七十一已發行股本予Interdragon及澳門娛樂轉讓其百分之十點八已發行股本予Interdragon。

ix. 於二零零二年十一月十四日，本集團與澳門娛樂簽訂有條件協議，向澳門娛樂出售其一家附屬公司之百分之二十股權，該附屬公司之唯一資產乃是位於澳門氹仔佔地九萬九千平方米之酒店及商業用地之開發權。澳門娛樂向本集團支付之現金代價包括：(i)葡幣200,000元(即194,000港元)以支付該附屬公司之百分之二十股權及(ii) 100,000,000港元，以轉讓該附屬公司尚未償還予本集團之股東貸款500,000,000港元當中百分之二十(以價計)予澳門娛樂。

2. 本年內，香港中國旅行社有限公司(香港中旅)擔任信德中旅船務投資的渡輪船票聯合銷售總代理，本集團就此向香港中旅支付佣金25,200,000港元。香港中旅為香港中旅國際投資有限公司(中旅國際投資)之附屬公司，而中旅國際投資為本集團之附屬公司信德中旅船務投資的主要股東。

3. 本集團調派若干員工往信德船務有限公司(信德船務)、澳門娛樂及其聯營公司向其提供服務，並因此該等公司承擔若干行政費用。此外，本集團亦與該等公司共用部分行政資源。而該等公司所支出之有關費用及調派人員之薪酬或根據有關員工替該等公司工作所耗工時按比例計算之薪酬，悉數向本集團付還其應佔之行政費用及資源，該等服務費用之總額為37,700,000港元。何鴻燊博士、鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務董事，何鴻燊博士、鄭裕彤博士及莫何婉穎女士擁有信德船務實益權益。信德船務為本公司主要股東。

4. 本集團收取租戶Future Bright Property Management Company Limited之租金及有關費用為4,700,000港元。澳門娛樂、何鴻燊博士及蘇樹輝博士擁有該公司實益權益。

5. 本集團收取上環信德中心之物業管理費7,800,000港元。由何鴻燊博士、澳門娛樂及新世界發展有限公司(新世界發展)實益擁有的信德中心有限公司(信德中心公司)為該項物業的業主之一。本集團向新世界發展集團屬下一家公司支付

3,900,000港元的顧問費。本集團亦代信德中心公司管理該物業之商場，因而獲其支付1,100,000港元的管理費。本集團亦因租用信德中心的碼頭用地而支付3,300,000港元的租金及有關費用予信德中心公司。

6. 年內，本集團佔百分之五十一之附屬公司隆益投資有限公司（隆益）租用信德中心的寫字樓及商場單位作為寶翠園住宅單位的銷售處及示範單位，因而支付300,000港元的租金予信德中心公司。隆益於年內售賣寶翠園之單位，因而支付8,900,000港元銷售佣金予新鴻基地產發展有限公司（新地）之附屬公司，新地乃隆益之主要股東。

7. Iconic Palace Limited (Iconic)及日騰有限公司（發展商）分別為本集團及新地之全資附屬公司，乃一個位於長沙灣區之住宅及商用物業發展項目名為昇悅居（項目）之分權共有人。根據工程管理協議，Iconic（作為聯合發展商）支付新地之全資附屬公司新鴻基地產代理有限公司（新鴻基地產代理）2,100,000港元的工程管理費。此數額為Iconic應付新鴻基地產代理之管理費部分。根據銷售代理協議，應付予新鴻基地產代理之銷售佣金為12,700,000港元。因設立銷售處及示範單位，發展商向新地之全資附屬公司Kimrose Investment Limited (Kimrose)租用若干個寫字樓及商場單位。年內，發展商共支付有關費用5,800,000港元予Kimrose。根據股東協議，本集團向一家本集團及新地各佔五成權益之合營公司，怡輝信德建築聯營有限公司（怡輝信德）收取3,100,000港元服務費。

8. 香港華民航空有限公司（香港華民航空）為一家提供航空貨物運輸服務之公司。根據於二零零二年二月二十日訂立之協議，本集團以194,000,000港元出售香港華民航空百分之二十五之實益權益予國泰航空有限公司。本集團於香港華民航空之權益由一家附屬公司Stabilo Limited所持有，而何鴻燊博士、蘇樹輝博士、禤永明先生、謝天賜先生及陳偉能先生亦擁有該附屬公司的實益權益。

9. 本集團曾向其持有股權或與其他關連人士共同持股的數家公司或企業提供財務安排：

   i. 氹仔城市發展有限公司（氹仔城市）的股權分配，由本集團佔百分之二十五，澳門娛樂佔百分之二十五及合和實業有限公司佔百分之五十。所有股東已按各自之持股比例，免息貸款共1,037,700,000港元予氹仔城市。

   ii. 南耀有限公司（南耀）的股權分配，由本集團佔百分之四十，何鴻燊博士佔百分之十，澳門娛樂佔百分之二十，其他獨立投資者佔百分之三十。所有股東已按各自之持股比例，免息貸款共3,700,000港元予南耀。

董事在合約及關連交易中之權益(續)

iii. 信德文化廣場有限公司(信德文化)的股權分配，由本集團佔百分之六十及一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共342,800,000港元予信德文化。

iv. 怡輝信德的股權分配，由本集團佔百分之五十及新地佔百分之五十。根據怡輝信德的股東協議，本集團按其佔百分之五十的比例提供一項有關怡輝信德之賠償負債擔保及融資，最多分別達2,000,000港元及工程淨值的百分之三。如超過以上限額，本集團及新地須按發展商比例提供擔保及融資，分別為百分之六十四點五六及百分之三十五點四四。本集團及新地各提供5,000,000港元的免息股東貸款予怡輝信德。

v. 隆益的股權分配，由本集團佔百分之五十一，新地佔百分之二十九，新世界發展及廖創興企業有限公司(廖創興)各佔百分之十。本集團、新地、新世界發展及廖創興分別向隆益提供1,649,000,000港元、937,700,000港元、323,300,000港元及323,300,000港元的股東貸款。該等貸款每年按香港銀行同業拆息加0.58%計算利息。截至二零零二年十二月三十一日止年度，本集團應收之利息為48,900,000港元。

vi. Treasure Peninsula Limited (TPL)的股權分配，由本集團佔百分之五十一，新地佔百分之二十九，新世界發展及廖創興各佔百分之十。所有股東向TPL提供合共1,174,000,000港元的免息股東貸款，此等貸款均按股東在TPL的持股比例提供。

vii. Onluck Finance Limited (OFL) 的股權分配，由本集團佔百分之六十四點五六，新地佔百分之三十五點四四。所有股東向OFL提供合共398,700,000港元的免息股東貸款，此等貸款均按股東在OFL的持股比例提供。

viii. DFS Macau Limited (DFS) 由本集團及Duty Free Shoppers (Hong Kong) Limited (DFSHK) 各佔五成股權。本集團及DFSHK已按各自之持股比例，各向DFS提供21,000,000港元免息貸款。此等貸款按股東在DFS的持股比例提供。DFSHK為本集團之一家附屬公司的主要股東。

ix. 截至二零零二年十二月三十日，信德中旅船務投資的股權分配，由本集團之一家全資附屬公司佔百分之七十一，中旅國際投資佔百分之二十九。本集團及中旅國際投資就信德中旅船務投資的一家附屬公司所獲得之貸款向銀行提供擔保，按彼等在信德中旅船務投資的持股比例承擔。根據上文第1(viii)項所述，隨着Interdragon之成立後，本集

團於信德中旅船務投資之實際權益減少至百分之四十二點六。上述擔保亦已於二零零二年十二月三十一日修正，根據各自於信德中旅船務投資之實益權益，本集團提供之擔保減少至百分之四十二點六，而澳門娛樂及中旅國際投資提供之擔保分別為百分之二十八點四及百分之二十九。於二零零二年十二月三十一日，該貸款額為327,500,000港元。

根據香港聯合交易所有限公司(聯交所)證券上市規則第十四章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

本公司之獨立非執行董事已考慮，並確認上述交易乃在正常業務經營過程中按一般商業條件進行，而對本公司股東而言屬公平合理。

就上文第1(ii)至(iv)、(vi)及(vii)項及第2項至第6項的交易，獨立非執行董事進一步確認交易額並無超過與聯交所協議的水平，並符合有關交易的條件。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂與公司董事直接或間接擁有重大權益之其他重大合約。

## 董事於競爭業務中之權益

在年內及截至此報告日期間，本集團之以下董事在下列業務被視為其個人權益或會與本集團直接或間接地有所競爭，其詳情如下：

何鴻燊博士為新濠國際發展有限公司、信德中心公司及澳門娛樂董事，並直接及／或間接擁有該數家公司的實益權益。此數家公司參與地產投資及／或酒店消閒業。莫何婉穎女士及何超瓊女士為澳門娛樂董事。

鄭裕彤博士為新世界發展集團、周大福企業有限公司、香港仔飲食企業有限公司、信德中心公司及澳門娛樂董事，並／或直接及／或間接擁有該數家公司的實益權益。此數家公司參與地產投資、發展、船務及／或酒店消閒業。

何超瓊女士、何超鳳女士及謝天賜先生為信德中心公司董事。此家公司參與地產投資。

本公司董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

## 權益之披露

於二零零二年十二月三十一日，本公司各董事於本公司或其聯繫公司（按公開權益條例所界定者）之股本中所擁有根據公開權益條例第二十八條之規定須知會本公司及香港聯合交易所有限公司（聯交所）之權益（包括根據公開權益條例第三十一條或附表第一部份彼等被視為或被當作擁有之權益），或根據公開權益條例第二十九條必須登記於該條例所述之登記冊上或根據上市公司董事證券交易標準守則之規定須知會本公司及聯交所之權益，請參閱如下：

a) 董事於本公司之權益

| 董事姓名 | 每股面值0.25港元普通股<br>個人權益 | 家族權益 | 公司權益 |
|---|---|---|---|
| 何鴻燊 | 240,517,502 | 6,144,725 | 36,285,523 |
| 羅保爵士 | – | – | – |
| 關超然 | – | – | – |
| 鄭裕彤 | – | – | – |
| 莫何婉穎 | 323,627 | – | – |
| 何超瓊 | 12,555,806 | – | 97,820,707 |
| 何超鳳 | 11,562,252 | – | 97,820,707 |
| 蘇樹輝 | 10,406,250 | – | – |
| 禤永明 | 62,500 | – | – |
| 謝天賜 | 2,325,000 | – | – |
| 陳偉能 | 10,031,250 | – | – |
| 何超蕸 | – | – | 23,066,918 |

b) 董事於附屬公司之權益

| 董事姓名 | 附屬公司名稱 | 個人權益 | 公司權益 |
|---|---|---|---|
| 何鴻燊 | 信德文化廣場有限公司 | – | 普通股4股（即40%） |
| | Stabilo Limited | 普通股560股（即11.2%） | – |
| 蘇樹輝 | Stabilo Limited | 普通股72股（即1.44%） | – |
| 禤永明 | Stabilo Limited | 普通股68股（即1.36%） | – |
| 謝天賜 | Stabilo Limited | 普通股68股（即1.36%） | – |
| 陳偉能 | Stabilo Limited | 普通股32股（即0.64%） | – |

何超瓊女士、何超鳳女士、蘇樹輝博士、謝天賜先生及禤永明先生受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於聯營公司之權益

何鴻燊博士擁有南耀有限公司普通股1股(即百分之十權益)作為其個人權益。

d) 購股權

於二零零二年十二月三十一日,根據本公司舊購股權計劃(如下詳述),授予董事及僱員之購股權詳情如下:

| 承授人 | 授出日期 | 行使期/有效期 | 每股股份之行使價[i] | 購股權數目 於二零零二年一月一日 | 購股權數目 於二零零二年十二月三十一日[i] |
|---|---|---|---|---|---|
| 何鴻燊 | 一九九三年六月十日 | 一九九三年六月十日至二零零三年六月九日 | 4.98港元 | 30,000,000 | 31,204,819 |
| 何超瓊 | 一九九五年三月二十四日 | 一九九五年三月二十四日至二零零五年三月二十三日 | 3.35港元 | 2,500,000 | 2,597,015 |
| | 二零零零年一月三日 | 二零零零年一月三日至二零一零年一月二日 | 1.15港元 | 10,000,000 | 10,434,783 |
| 何超鳳 | 一九九五年三月二十四日 | 一九九五年三月二十四日至二零零五年三月二十三日 | 3.35港元 | 2,700,000 | 2,804,776 |
| | 二零零零年一月三日 | 二零零零年一月三日至二零一零年一月二日 | 1.15港元 | 10,000,000 | 10,434,783 |
| 何超蕸 | 二零零零年一月三日 | 二零零零年一月三日至二零一零年一月二日 | 1.15港元 | 3,000,000 | 3,130,435 |
| 僱員的總數 | 二零零零年一月三日 | 二零零零年一月三日至二零零五年一月二日 | 1.15港元 | 1,600,000 | 1,669,564 |

*附註*

*i) 根據舊購股權計劃,本公司的購股權之行使價及購股權數目因供股而由二零零二年五月二十一日起已被調整。*

*ii) 於二零零二年五月三十一日,本公司於一九九三年五月十八日採納之購股權計劃(舊購股權計劃)已被終止,並採納新購股權計劃。截至二零零二年十二月三十一日止年度內,在舊及新購股權計劃下,並無授出任何可認購本公司之普通股的購股權。*

*iii) 截至二零零二年十二月三十一日止年度內,並無行使、註銷及逾期購股權。*

*iv) 有關購股權之會計政策載於財務報表附註第一(v)項。*

*v) 除上述所披露外,於二零零二年十二月三十一日董事或其配偶或十八歲以下子女概無獲授或行使任何權利以認購本公司或其任何聯繫公司的股本或債務證券。*

## 權益之披露(續)

*vi) 新及舊購股權計劃資料*

*根據上市規則披露有關購股權計劃摘要如下：*

| | | 新購股權計劃 | 舊購股權計劃 |
|---|---|---|---|
| 1) | 購股權計劃的目的 | 招攬及保留最優秀的僱員，並提供額外獎勵給參與者及促進本集團之長期財務的成就 | 作為對僱員的獎勵 |
| 2) | 購股權計劃的參與者 | (a) 本公司或任何聯營公司之任何僱員或任何與業務有關之顧問、經銷商或代表；<br>(b) 任何向本公司或聯營公司提供貨物或服務之人士；<br>(c) 本公司或任何聯營公司之客戶；或<br>(d) 本公司或任何聯營公司業務上或合營投資之夥伴 | 合資格的僱員包括執行董事 |
| 3) | 購股權計劃中可予發行的股份數目及其於二零零二年十二月三十一日佔已發行股本的百分率 | 194,243,391股(10%) | 不適用 |
| 4) | 購股權計劃中每名參與者可獲授權益上限 | 於任何十二個月內：<br>(a) 已發行股本百分之一(主要股東及獨立非執行董事除外)<br>(b) 已發行股本百分之零點一及總額不超過5,000,000港元(對主要股東及獨立非執行董事) | 購股權計劃中所涉及的股份總數的百分之二十五 |
| 5) | 可根據購股權認購股份的期限 | 董事會按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效 | 此期間乃本公司按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效 |
| 6) | 購股權行使之前必須持有的最短期限 | 不適用 | 不適用 |
| 7) | 申請或接受購股權時須付金額及付款或通知付款的期限或償還申請期權貸款的期限 | 接納購股權時承授人在購股權授出日至二十八天內應通知本公司並付1港元為代價 | 接納購股權時承授人在購股權授出日至二十一天內應通知本公司並付1港元為代價 |
| 8) | 行使價的釐定基準 | 行使價由董事釐定，但不少於下列的較高價：<br>(a) 給予購股權日之收市價；<br>(b) 給予購股權日前五個交易日現有股份之平均收市價；及<br>(c) 股份面值 | 行使價由董事釐定，但不少於下列的較高價：<br>(a) 給予購股權日前五個交易日之本公司股份在香港聯合交易所的平均收市價的百分之八十；及<br>(b) 股份面值 |
| 9) | 購股權計劃尚餘的有效期 | 計劃將繼續生效直至二零一二年五月三十一日 | 購股權計劃於二零零二年五月三十一日終止 |

e) 主要股東

根據公開權益條例第十六(一)條規定之登記冊所載，除何鴻燊博士持有上述權益外，下列股東於二零零二年十二月三十一日擁有本公司已發行股本百分之十或以上權益：

| **股東名稱** | **持有之普通股股數** |
|---|---|
| 信德船務有限公司及其附屬公司*(附註)* | 598,030,322 |

*附註：何鴻燊博士、鄭裕彤博士及莫何婉穎女士實益擁有信德船務有限公司之權益。*

除以上所披露者外，並無其他人士知會本公司其擁有本公司已發行股本百分之十或以上權益。

## 購買、出售或贖回之上市證券

年內，本集團購回及隨即註銷部分有擔保可換股債券。詳細資料概列於財務報表附註第二十項內。

除以上所披露外，截至二零零二年十二月三十一日止年度內，本公司及其附屬公司並無購買，出售或贖回本公司任何上市證券。

## 董事認購股份或債券之權利

除上述所載之購股權計劃外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事因收購本公司之股份或債券而獲益。

## 董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無與本集團訂立本集團不能在一年內不予賠償(法定賠償除外)的情況下終止之服務合約。

## 管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

## 最佳應用守則

根據董事會的意見，除了本公司獨立非執行董事並非按指定任期委任外，本公司於年報所載的整個會計年度內已經遵守香港聯合交易所有限公司上市規則附錄十四之最佳應用守則。於一九九九年三月成立審核委員會，成員包括關超然先生(主席)、羅保爵士及莫何婉穎女士。審核委員會於本財政年度舉行兩次會議，考慮內部控制及監察系統的效用，審核工作之性質及範圍，以及中期及全年業績報告。

## 業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債概要列於第七十八頁。

## 結算日後的重要事項

結算日後的重要事項之詳細資料概列於財務報表附註第二十八項內。

## 核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。該公司將於本屆股東週年常會結束時退任，但願意受聘連任。



**何鴻燊**
*集團行政主席*
二零零三年三月二十六日

# 核數師報告

致信德集團有限公司列位股東
*(於香港註冊成立之有限公司)*

本核數師(以下簡稱「我們」)已完成審核刊於第四十一頁至第七十七頁按照香港公認會計原則編製的財務報表。

## 董事及核數師的責任

公司條例規定董事須編製真實與公平的財務報表，在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並向股東報告。

## 意見的基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核對財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合貴公司及集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存在重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

## 意見

我們認為，上述的財務報表均足以真實與公平地反映貴公司及集團於二零零二年十二月三十一日的財政狀況及貴集團截至該日止年度的溢利和現金流量，並已按照公司條例適當編製。



**屈洪疇會計師事務所有限公司**
香港執業會計師
香港中環皇后大道中十八號
新世界大廈一九零三室

**崔志雄會計師**
*執業證書號碼P599*
*二零零三年三月二十六日*

截至十二月三十一日止年度

| | 附註 | 2002<br>(港幣千元) | (重新列賬)<br>2001<br>(港幣千元) |
|---|---|---|---|
| **營業額** | 二 | **5,014,688** | 5,338,650 |
| 其他收益 | 二 | **64,966** | 124,969 |
| 其他收入 | | **30,628** | 21,652 |
| | | **5,110,282** | 5,485,271 |
| 出售物業之成本 | | **(2,959,431)** | (3,350,722) |
| 其他經營成本 | | **(1,575,559)** | (1,480,517) |
| 經營溢利 | 三 | **575,292** | 654,032 |
| 融資成本 | 五 | **(101,399)** | (122,740) |
| 投資收益淨額 | 六 | **71,521** | — |
| 所佔聯營公司業績 | | **21,324** | 12,920 |
| 所佔共同控制企業業績 | | **1,975** | (17,916) |
| **除稅前溢利** | | **568,713** | 526,296 |
| 稅項 | 七 | **(24,744)** | (75,056) |
| **除稅後溢利** | | **543,969** | 451,240 |
| 少數股東權益 | | **(161,403)** | (174,936) |
| **股東應佔溢利** | | **382,566** | 276,304 |
| 股息 | 八 | **147,625** | 77,697 |
| 每股盈利(港仙) | 九 | | |
| 一 基本 | | **20.8** | 16.5 |
| 一 攤薄後 | | **20.7** | 不適用 |

第四十七頁至第七十七頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

# 綜合資產負債表

於十二月三十一日

| | 附註 | 2002<br>(港幣千元) | (重新列賬)<br>2001<br>(港幣千元) |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 十 | **4,296,655** | 3,450,594 |
| 聯營公司 | 十二 | **960,498** | 1,024,143 |
| 合營投資 | 十三 | **73,014** | 422,544 |
| 投資 | 十四 | **994,859** | 482,836 |
| 應收按揭貸款 | | **1,555,743** | 651,903 |
| | | **7,880,769** | 6,032,020 |
| **流動資產** | | | |
| 發展中物業 | | **2,093,629** | 6,621,296 |
| 存貨 | 十五 | **3,432,569** | 1,239,122 |
| 代管人持有出售物業之款項 | | **780,846** | 311,480 |
| 貿易及其他應收賬款、按金及預付款 | 十六 | **290,069** | 1,125,971 |
| 定期存款 | | **809,510** | 523,204 |
| 現金及銀行結餘 | | **89,534** | 64,150 |
| | | **7,496,157** | 9,885,223 |
| **流動負債** | | | |
| 長期借貸之流動部分 | 二十 | **323,271** | 506,417 |
| 貿易及其他應付賬款、按金及應計費用 | 十六 | **1,731,909** | 686,410 |
| 僱員福利準備 | 十七 | **28,700** | 31,221 |
| 稅項 | | **89,998** | 93,373 |
| | | **2,173,878** | 1,317,421 |
| **流動資產淨值** | | **5,322,279** | 8,567,802 |
| **資產總值減流動負債** | | **13,203,048** | 14,599,822 |
| **非流動負債** | | | |
| 長期借貸 | 二十 | **2,176,692** | 3,560,195 |
| 贖回有擔保可換股債券之溢價準備 | | **69,239** | 86,440 |
| 遞延稅項 | 七 | **18,860** | 58,707 |
| | | **2,264,791** | 3,705,342 |
| 少數股東權益及貸款 | 二十一 | **4,665,761** | 5,232,648 |
| **資產淨值** | | **6,272,496** | 5,661,832 |
| **股東權益** | | | |
| 股本 | 十八 | **485,608** | 388,486 |
| 儲備 | 十九 | **5,718,903** | 5,226,728 |
| 擬派股息 | | **67,985** | 46,618 |
| | | **6,272,496** | 5,661,832 |



**何鴻燊**

董事



**鄭裕彤**

董事

第四十七頁至第七十七頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

# 資產負債表

於十二月三十一日

| | 附註 | 2002<br>(港幣千元) | (重新列賬)<br>2001<br>(港幣千元) |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 十 | **1,207** | 1,373 |
| 附屬公司 | 十一 | **4,727,898** | 4,105,715 |
| 聯營公司 | 十二 | **2,632** | 10,382 |
| 投資 | 十四 | **240,913** | 255,477 |
| | | **4,972,650** | 4,372,947 |
| **流動資產** | | | |
| 貿易及其他應收賬款、按金及預付款 | 十六 | **10,595** | 7,183 |
| 定期存款 | | **187,613** | 154,390 |
| 現金及銀行結餘 | | **15,051** | 11,728 |
| | | **213,259** | 173,301 |
| **流動負債** | | | |
| 貿易及其他應付賬款、按金及應計費用 | 十六 | **26,319** | 26,083 |
| 僱員福利準備 | 十七 | **2,594** | 2,010 |
| | | **28,913** | 28,093 |
| **流動資產淨值** | | **184,346** | 145,208 |
| **資產淨值** | | **5,156,996** | 4,518,155 |
| **股東權益** | | | |
| 股本 | 十八 | **485,608** | 388,486 |
| 儲備 | 十九 | **4,603,403** | 4,083,051 |
| 擬派股息 | | **67,985** | 46,618 |
| | | **5,156,996** | 4,518,155 |





**何鴻燊**
董事

**鄭裕彤**
董事

第四十七頁至第七十七頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

# 綜合現金流量表

截至十二月三十一日止年度

| | 2002<br>(港幣千元) | (重新列賬)<br>2001<br>(港幣千元) |
|---|---|---|
| **經營業務** | | |
| 除稅前溢利 | **568,713** | 526,296 |
| 調整： | | |
| 攤銷及折舊 | **152,401** | 157,709 |
| 融資成本 | **101,399** | 122,740 |
| 利息收入 | **(21,776)** | (50,122) |
| 來自投資股息收入 | **(25,174)** | (14,693) |
| 投資收益淨額 | **(71,521)** | — |
| 所佔聯營公司業績 | **(21,324)** | (12,920) |
| 所佔共同控制企業業績 | **(1,975)** | 17,916 |
| 出售一家共同控制企業權益之虧損 | **131** | — |
| 出售固定資產之虧損／(盈利) | **923** | (848) |
| 資產變現之資本儲備減額 | **(39,400)** | — |
| 重估投資物業價值虧損／(盈餘) | **35,024** | (2,367) |
| 購回有擔保可換股債券之收益 | **(6,444)** | — |
| **營運資本變動前之經營溢利** | **670,977** | 743,711 |
| 發展中物業及物業存貨之減少<br>(撥作資產成本之淨融資成本除外) | **2,337,054** | 2,378,835 |
| 其他存貨之減少／(增加) | **7,918** | (4,883) |
| 貿易及其他應收賬款、按金及預付款之減少／(增加) | **832,867** | (328,059) |
| 代管人持有出售物業之款項之(增加)／減少 | **(469,366)** | 212,737 |
| 貿易及其他應付賬款、按金及應計費用之增加 | **1,047,980** | 91,431 |
| 僱員福利準備之減少 | **(2,521)** | — |
| **經營業務所產生之現金** | **4,424,909** | 3,093,772 |
| 已付香港利得稅 | **(66,661)** | (6,312) |
| 已付海外稅項 | **(1,252)** | (504) |
| **經營業務所得之現金淨額** | **4,356,996** | 3,086,956 |

| | 附註 | 2002<br>（港幣千元） | （重新列賬）<br>2001<br>（港幣千元） |
|---|---|---|---|
| **投資業務** | | | |
| 購買固定資產（撥作資產成本之淨融資成本除外） | | **(640,359)** | (374,806) |
| 借予聯營公司之款項 | | **(78)** | — |
| 聯營公司償還之款項 | | **54,495** | 41,724 |
| 償還聯營公司之款項 | | **(10,000)** | (10,000) |
| 收購共同控制企業之權益 | | **(10,770)** | (15,580) |
| 借予共同控制企業之款項 | | **(18,977)** | (18,998) |
| 收購投資 | | **—** | (19,891) |
| 借予投資公司之款項 | | **(36,916)** | — |
| 投資公司之借款 | | **4,104** | — |
| 投資公司償還之款項 | | **126** | 74 |
| 新貸出按揭貸款 | | **(919,232)** | (633,775) |
| 償還之按揭貸款 | | **12,801** | 11,169 |
| 出售一家聯營公司權益所得款項 | | **193,806** | — |
| 出售一家共同控制企業權益所得款項 | | **1,636** | — |
| 出售固定資產所得款項 | | **1,260** | 74,213 |
| 收購一家附屬公司權益 | | | |
| （扣除收購之現金及等同現金淨額） | 二十二(a) | **13,482** | — |
| 向銀行作出抵押之定期存款 | | **(1,200)** | — |
| 已收利息 | | **60,278** | 35,667 |
| 已收投資之股息 | | **25,174** | 14,693 |
| 已收聯營公司之股息 | | **24,521** | 24,290 |
| **投資業務使用之現金淨額** | | **(1,245,849)** | (871,220) |
| **融資活動** | | | |
| 新借入款項 | | **2,667,871** | 1,970,831 |
| 償還貸款 | | **(5,000,356)** | (4,122,522) |
| 以供股方式發行股份之所得款項 | | **388,487** | — |
| 發行股份之費用 | | **(6,272)** | — |
| 購回有擔保可換股債券 | | **(271,329)** | — |
| 少數股東的資本投資 | | **4** | — |
| 已付利息 | | **(400,591)** | (269,033) |
| 已派股東股息 | | **(126,148)** | (77,750) |
| 已派少數股東股息 | | **(52,320)** | (2,501) |
| **融資活動使用之現金淨額** | | **(2,800,654)** | (2,500,975) |
| **現金及等同現金之增加／（減少）淨額** | | **310,493** | (285,239) |
| **外幣兌換率變動之影響** | | **(3)** | — |
| **一月一日之現金及等同現金** | | **587,354** | 872,593 |
| **十二月三十一日之現金及等同現金** | 二十二(b) | **897,844** | 587,354 |

第四十七頁至第七十七頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

# 綜合權益變動表

截至二零零二年十二月三十一日止年度

| | 股本<br>(港幣千元) | 股份<br>溢價賬<br>(港幣千元) | 資本贖回<br>儲備賬<br>(港幣千元) | 資本<br>儲備賬<br>(港幣千元) | 投資物業<br>重估價值<br>儲備賬<br>(港幣千元) | 滙兑<br>儲備賬<br>(港幣千元) | 損益賬<br>(港幣千元) | 擬派股息<br>(港幣千元) | 總額<br>(港幣千元) |
|---|---|---|---|---|---|---|---|---|---|
| 於二零零二年一月一日 | | | | | | | | | |
| － 原列賬 | 388,486 | 3,510,565 | 5,019 | 130,302 | 8,758 | 4,389 | 1,590,980 | 46,618 | 5,685,117 |
| － 採納會計實務準則 | | | | | | | | | |
| 第三十四條之調整 | — | — | — | — | — | — | (23,285) | — | (23,285) |
| － 重新列賬 | 388,486 | 3,510,565 | 5,019 | 130,302 | 8,758 | 4,389 | 1,567,695 | 46,618 | 5,661,832 |
| 以供股方式發行之股份 | 97,122 | — | — | — | — | — | — | — | 97,122 |
| 以供股方式發行之股份溢價 | — | 291,365 | — | — | — | — | — | — | 291,365 |
| 發行股份之費用 | — | (6,272) | — | — | — | — | — | — | (6,272) |
| 因攤薄附屬公司權益而重列以往之商譽 | — | — | — | 22,748 | — | — | — | — | 22,748 |
| 資產變現之減額 | — | — | — | (39,400) | — | — | — | — | (39,400) |
| 重估虧損 | — | — | — | — | (8,758) | — | — | — | (8,758) |
| 折算兑換差額 | — | — | — | — | — | (2,449) | — | — | (2,449) |
| 本年度之溢利 | — | — | — | — | — | — | 382,566 | — | 382,566 |
| 供股股份之二零零一年末期股息 | — | — | — | — | — | — | (11,655) | 11,655 | — |
| 二零零一年末期股息 | — | — | — | — | — | — | — | (58,273) | (58,273) |
| 二零零二年中期股息 | — | — | — | — | — | — | (67,985) | — | (67,985) |
| 二零零二年末期股息 | — | — | — | — | — | — | (67,985) | 67,985 | — |
| 於二零零二年十二月三十一日 | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,802,636 | 67,985 | 6,272,496 |

截至二零零一年十二月三十一日止年度

| | 股本<br>(港幣千元) | 股份<br>溢價賬<br>(港幣千元) | 資本贖回<br>儲備賬<br>(港幣千元) | 資本<br>儲備賬<br>(港幣千元) | 投資物業<br>重估價值<br>儲備賬<br>(港幣千元) | 滙兑<br>儲備賬<br>(港幣千元) | 損益賬<br>(港幣千元) | 擬派股息<br>(港幣千元) | 總額<br>(港幣千元) |
|---|---|---|---|---|---|---|---|---|---|
| 於二零零一年一月一日 | | | | | | | | | |
| － 原列賬 | 388,486 | 3,510,565 | 5,019 | 125,569 | — | 4,294 | 1,221,591 | 46,618 | 5,302,142 |
| － 採納下列會計實務準則之調整 | | | | | | | | | |
| 第三十四條 | — | — | — | — | — | — | (23,285) | — | (23,285) |
| 第十八條(經修訂) | — | — | — | — | — | — | (14,322) | — | (14,322) |
| 第二十八條 | — | — | — | — | — | — | 189,837 | — | 189,837 |
| 第三十一條 | — | — | — | 4,733 | — | — | (4,733) | — | — |
| － 重新列賬 | 388,486 | 3,510,565 | 5,019 | 130,302 | — | 4,294 | 1,369,088 | 46,618 | 5,454,372 |
| 重估盈餘 | — | — | — | — | 11,125 | — | — | — | 11,125 |
| 撥回以往從損益賬扣除的重估虧損 | — | — | — | — | (2,367) | — | — | — | (2,367) |
| 折算兑換差額 | — | — | — | — | — | 95 | — | — | 95 |
| 本年度之溢利 | — | — | — | — | — | — | 276,304 | — | 276,304 |
| 二零零零年末期股息 | — | — | — | — | — | — | — | (46,618) | (46,618) |
| 二零零一年中期股息 | — | — | — | — | — | — | (31,079) | — | (31,079) |
| 二零零一年末期股息 | — | — | — | — | — | — | (46,618) | 46,618 | — |
| 於二零零一年十二月三十一日 | 388,486 | 3,510,565 | 5,019 | 130,302 | 8,758 | 4,389 | 1,567,695 | 46,618 | 5,661,832 |

## 附註一　主要會計政策

### a) 編製基準

財務報表是按照香港公認之會計原則及由香港會計師公會頒佈之所有適用之會計準則而編製。財務報表乃根據歷史成本會計法編製，並按投資物業及若干固定資產之重估價值作出修訂。

以下由香港會計師公會頒佈之會計實務準則已被採納並首次使用於本年度之綜合財務報表，其主要影響摘要如下：

| | | | |
|---|---|---|---|
| 會計實務準則第一條 | (經修訂) | : | 財務報表之呈報 |
| 會計實務準則第十一條 | (經修訂) | : | 外幣換算 |
| 會計實務準則第十五條 | (經修訂) | : | 現金流量表 |
| 會計實務準則第三十四條 | | : | 僱員福利 |

*(i) 會計實務準則第一條(經修訂)：財務報表之呈報*

因採用會計實務準則第一條(經修訂)，呈報方式已作出某些變動。

*(ii) 會計實務準則第十一條(經修訂)：外幣換算*

因採用會計實務準則第十一條(經修訂)，於香港以外成立的附屬公司、聯營公司和合營投資以港幣以外之貨幣列報的損益表於年內均以加權平均兌換率折算。此會計政策與往年不同，於往年此等損益表均以結算日之兌換率折算。新的會計政策並無作追溯處理，而更改此會計政策對過往年度及本年度賬目並無重大影響。

*(iii) 會計實務準則第十五條(經修訂)：現金流量表*

根據會計實務準則第十五條(經修訂)，現金流量表內之現金流量須劃分為經營業務、投資業務及融資活動。截至二零零一年十二月三十一日止年度之綜合現金流量表已作出相應之編製。

*(iv) 會計實務準則第三十四條：僱員福利*

根據會計實務準則第三十四條，僱員累計有薪休假的費用應列作支出，並按本集團預計須因截至結算日所累積未享用權利而額外支付金額計算。鑑於此項會計政策變動已予追溯處理，於二零零二年一月一日及二零零一年一月一日本集團及公司之年初保留溢利分別減少23,285,000港元及2,010,000港元。因此於二零零二年十二月三十一日，本集團及公司之流動負債內的準備分別相應地增加28,700,000港元(二零零一年：31,221,000港元)及2,594,000港元(二零零一年：2,010,000港元)，少數股東權益亦減少13,459,000港元(二零零一年：7,936,000港元)。而兩年呈報之股東應佔溢利並無重大影響。

## 附註一　主要會計政策（續）

### b) 編訂綜合賬表之準則

*(i)* 綜合賬表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。

*(ii)* 本年度內收購或出售之附屬公司，其業績由其收購日起計算或計至出售日止。集團間之結餘及交易，及任何集團間之交易而產生之未變現溢利均於編製綜合賬表時悉數對銷，而集團間交易產生之未變現虧損亦與未變現溢利作一致之方法處理及對銷，惟數額僅以無減值之情況出現下才對銷。

### c) 商譽或負商譽

合併時之商譽或負商譽代表投資在附屬公司、聯營公司及共同控制企業之成本超過或少於在收購日之本集團應佔所收購可分辨資產及負債之公平價值之數額。

商譽將會資本化為資產，然後以直線法按其不超過二十年之經濟效益期在損益表內攤銷。在綜合財務報表內附屬公司之商譽按成本值減任何累積攤銷和任何資產減值虧損列賬。而聯營公司和共同控制企業之商譽成本減任何累積攤銷和任何資產減值虧損則包括在其權益賬面值內。

在收購計劃內所涉及未曾確認的可預期的未來虧損及支出，而已能可靠地計算的負商譽者，將於此等未來虧損及支出確認時，於損益賬內確認。餘下的任何負商譽，如不超逾收購時非貨幣資產的公平價值，則按照該等需折舊或攤銷之非貨幣資產的可用期以加權平均數於損益賬內折舊或攤銷。惟負商譽超逾收購的非貨幣資產的公平價值之部分須立即確認於損益賬內。任何在綜合損益表內未確認的有關附屬公司之負商譽乃呈列為商譽，並從資產中扣除。至於聯營公司和共同控制企業，此等負商譽則包括在其權益之賬面值內。

所有於二零零一年一月一日前因收購而產生之商譽及負商譽繼續保留在儲備之內，並沒有重新列賬。

出售附屬公司、聯營公司及共同控制企業時，以往未在損益賬內攤銷的已購入商譽部分或以往作為儲備變動處理之商譽將包括於出售該等權益之損益內計算。

### d) 附屬公司

本公司之損益賬內只計算於年內來自附屬公司已收及應收之股息作為附屬公司之業績。在本公司之資產負債表內，附屬公司之權益是以成本值減任何資產減值虧損列賬。

## 附註一　主要會計政策（續）

### e) 聯營公司

綜合損益賬包括本集團於本年度佔其聯營公司之收購後業績，當中已包括在年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於聯營公司之權益初時按成本列賬，其後按收購後本集團應佔該聯營公司資產淨值之變動作出調整。本公司只計算於年內來自聯營公司已收及應收之股息作為聯營公司之業績。在本公司之資產負債表內，於聯營公司之權益是以成本值減任何資產減值虧損列賬。

本集團與其聯營公司進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關聯營公司之權益為限。

### f) 合營投資

合營投資為一合約安排，據此本集團與至少另一合營者從事並共同控制某一經濟活動，而任何一方並無單方面對該經濟活動擁有控制權。

*(i) 共同控制企業*

共同控制企業乃指獨立的企業而本集團對該企業的權益作長期持有，並可與其他合營者根據合營合約上的安排，對其作出共同控制。

綜合損益賬包括本集團於本年度佔其共同控制企業之收購後業績，當中已包括年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於共同控制企業之權益初時按成本列賬，其後按收購後本集團應佔該共同控制企業資產淨值之變動作出調整。本公司只計算於年內來自共同控制企業已收及應收之股息作為共同控制企業之業績。在本公司之資產負債表內，於共同控制企業之權益是以成本值減任何資產減值虧損列賬。

本集團與其共同控制企業進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關共同控制企業之權益為限。

*(ii) 共同控制資產*

共同控制資產為本集團與其他合營者按合約安排共同控制的資產，而本集團可藉共同控制而持控其應佔此等資產之未來經濟利益。

本集團應佔共同控制資產及與其他合營者共同承擔之負債按其性質分類並在資產負債表內確認。本集團在共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自售賣或運用由集團應佔共同控制的資產產品的收入，及應佔由合營投資項目所產生的所有費用，而當該些交易附有的經濟利益可能流入或流出集團時，均已在損益賬內確認。

## 附註一　主要會計政策（續）

### g) 收益確認

主要類別的收益按下列準則在賬表內確認：

客輪運作收益於每次客輪啟航時確認。燃料銷售收入於交付顧客時確認。會所業務及維修服務收入於提供服務時確認。管理費、租金收入、旅遊服務資助和利息收入按應計項目基礎確認。股息收入於收息權確立時確認。出售已落成物業所得收入及盈利於簽訂售樓合約時確認。當發展中物業經過初步建造工程後，其收益及溢利按工程進度完成的比例確認。用作計算之百分比為結算日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

### h) 固定資產

*(i)　投資物業*

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業以結算日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；而重估價值產生之虧損首先撇銷過往之整體重估價值盈餘，餘額按組合基準計入損益賬內。若過往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以前計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

*(ii)　其他資產*

房地產物業按成本值或董事估值減累積折舊及任何累積資產減值虧損列賬，重估之盈餘則撥入資本儲備賬內。本集團採用會計實務準則第十七條，故房地產物業並未有作經常性價值重估。船隻及其他固定資產按成本值減累積折舊及任何累積資產減值虧損列賬。

資產之成本值包括其買價以及使資產達至運作現狀及地點以作原定用途之任何直接費用。資產運作後產生之開支，如維修保養，通常於產生時計入期內的損益賬內。若有情況能清楚顯示有關開支可增加資產的預期未來經濟利益，則該等開支撥作資產的額外成本。

出售資產所產生之盈虧按出售所得收入與有關資產之賬面值的差額釐定，並列於損益賬內。有關資產應佔之重估儲備結餘將撥入保留溢利並作儲備變動顯示。

## 附註一　主要會計政策（續）

### h) 固定資產（續）

*(iii) 折舊*

由於估值時已顧及每座樓宇於估值日之狀況，故尚餘年期超過二十年或永久業權之投資物業並無作出攤銷及折舊準備。

長期或中期租約土地乃按其租約剩餘年期作攤銷。樓宇乃按五十年或租約剩餘年期兩者之較短期間以直線攤銷法計算折舊。

船隻及其他固定資產乃按預計可使用年期，以直線攤銷法計算折舊：

| | 年率 |
|---|---|
| 船隻及躉船 | 5% - 16.7% |
| 其他資產 | 6.7% - 33.3% |

### i) 投資證券

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券由其產生之合約日起確認為資產，並按成本值減非短暫性減值虧損準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

出售投資證券之盈虧乃出售所得收入與其賬面值的差額，並於其產生之期內入賬。

### j) 發展中物業

發展中物業擬作長期用途列為固定資產，並按成本減任何累積資產減值虧損列賬。此等發展中物業並無折舊準備。發展中物業如作銷售用途則列為流動資產，並按成本減任何預期虧損準備列賬。成本包括土地及發展成本、發展期間之建築費用及撥作資產成本之融資成本。

### k) 有擔保可換股債券

有擔保可換股債券分別列賬披露，除非轉為股份，否則被視為負債。融資成本包括最後贖回時須支付之溢價乃按該等債券之尚餘年期以固定比率攤銷於損益賬內。

倘任何有擔保可換股債券於債券持有人贖回日前被購回並註銷，則就所購回之有擔保可換股債券以往所提撥之贖回溢價準備，將計入損益賬內。購回有擔保可換股債券之收益或虧損於損益賬內確認。

## 附註一　主要會計政策（續）

### l) 存貨

存貨乃按其成本及可變現淨值之較低者入賬。未售出物業之成本值計算乃按此等未售出物業佔總建築成本比例分攤，其中包括土地及發展成本、建築費用及撥作資產成本之融資成本。可變現淨值乃根據此等物業於結算日後循正常營業程序出售物業所得之款項減除估計銷售費用而釐定，或由管理層按市場情況而估計。至於其他存貨，成本包括供應商之購貨成本，以先入先出及加權平均法釐定。進行中工程之成本包括直接原料、人工及在進行中工程達至現時狀況之有關費用。可變現淨值相當於正常業務過程中的估計售價減去估計完成費用及完成而達至出售所需之估計費用。

### m) 貿易應收賬項

貿易應收賬項中被認為呆賬部分會提撥準備，而資產負債表內之貿易應收賬項已扣除有關準備列賬。

### n) 現金及等同現金

現金及等同現金指銀行結存及現金、銀行及其他財務機構之活期存款及短期流通性高之投資，而該等投資可隨時兌換為可知數額之現金且無重大變值風險，並為購入時於三個月內到期之投資項目。銀行透支須按需要時償還，並構成本集團現金管理之整體部分，亦包括在現金流量表內之現金及等同現金項目。

### o) 遞延稅項

遞延稅項乃以負債方式計算可見將來因繳稅時差而產生之稅務負擔。

### p) 營運租約

營運租約之租金收入及支出按租賃年期以直線法列入損益賬內。或然租金收入和支出乃於所賺取或產生之會計年度的損益賬內入賬。

### q) 撥作資本的借貸成本

借貸成本於產生時支銷，但如直接建造或生產需要相當長時間才可作原定用途或出售之資產，則其借貸成本撥作資本。此等借貸成本在建造或生產活動展開時開始撥作資產成本，並在有關資產大致上可供原定用途或出售時停止。年內撥作資本之數額按有關借貸之成本減有關利息收入計算。

## 附註一　主要會計政策（續）

### r) 外幣

以港幣以外之貨幣為單位之貨幣資產及負債和於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的資產負債表，乃按結算日之兑換率折算為港幣。以港幣以外之貨幣交易則按交易日之兑換率折算為港幣。於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的損益表，乃以加權平均兑換率折算為港幣。因折算附屬公司、聯營公司及合營投資的財務報表而產生之兑換差額則列為儲備變動處理，而其他兑換差額則計入經營溢利中。

### s) 僱員福利

*(i)* 僱員累計有薪休假的費用應列入損益賬作為支出，並按本集團預計須因截至結算日所累積未享用權利而預期要額外支付金額計算。

*(ii)* 既定供款退休計劃之供款責任，包括根據強制性公積金計劃條例應作出之供款，已於損益賬內列為開支。

### t) 關連人士

倘一方能直接或間接控制另一方或對另一方的財務及營運決策發揮重大影響力，則雙方被視為關連人士。受共同控制或受共同重大影響之人士亦被視為關連人士。

### u) 資產減值

於結算日，當有跡象顯示資產的賬面值可能因某些事件或情況轉變而可能未能收回時，將就該資產進行減值檢討。倘一項資產之賬面值超逾其可收回金額，相等於賬面值與可收回金額間之差額之減值將於損益賬內確認。可收回金額乃資產之淨售價與使用值兩者之較高者。淨售價乃按公平交易原則出售資產而獲得之金額減出售開支，而使用值乃預期持續使用資產及使用期屆滿出售資產時所產生之估計未來現金流量之現值。

當有跡象顯示資產之已確認減值不再存在或減少時，將撥回過往年度已確認之資產減值虧損。撥回金額以假設資產在往年度並無確認任何資產減值虧損而釐定之賬面值為限，並計入於損益賬內。

### v) 購股權

授予董事及員工認購本公司之股票的購股權，只於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值貸入；所得淨款項高於貸入股本的餘額則貸入股份溢價賬。

## 附註一　主要會計政策（續）

w) 分類報告

分類項目是將集團內從事於提供產品或服務(業務分類)，或在既定的經濟環境內提供產品或服務(地域分類)作分類，其所承受的風險及回報因而與其它分類項目皆有所不同。

分類資料乃按本集團之業務及地域分類呈報。首要報告形式乃業務分類，是按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、開支、業績、資產及負債包括直接撥歸該分類項目以及可按合理比例分配之分類項目。分類收入、開支、業績、資產及負債於編製綜合賬表過程中，是以撇除集團間之結餘及交易前釐定，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產而產生之總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及遞延稅項。

## 附註二　營業額及收益

集團之主要業務包括物業發展、投資及管理、船務及有關服務、酒店及消閒與及投資控股。

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| **營業額** | | |
| 出售物業所得收益 | **3,337,967** | 3,822,202 |
| 客輪運作收益 | **1,376,461** | 1,322,961 |
| 出售燃料收益 | **7,323** | 8,100 |
| 會所業務收益 | **27,917** | 35,520 |
| 租金收入 | **100,544** | 36,163 |
| 來自非上市投資股息 | **25,174** | 14,693 |
| 來自應收按揭貸款利息 | **1,127** | 1,252 |
| 管理費及其他 | **138,175** | 97,759 |
| | **5,014,688** | 5,338,650 |
| **其他收益** | | |
| 利息收入 | **20,649** | 48,870 |
| 已收賠償金 | **12,239** | 18,065 |
| 其他 | **32,078** | 58,034 |
| | **64,966** | 124,969 |
| **總計** | **5,079,654** | 5,463,619 |

## 附註三　經營溢利

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| **已計入：** | | |
| 利息收入 | **32,196** | 59,954 |
| 減：於發展中物業撥作資產成本化之數額 | **(10,420)** | (9,832) |
| | **21,776** | 50,122 |
| 投資物業之租金收入 | **94,659** | 31,215 |
| 減：支出 | **(3,083)** | (546) |
| | **91,576** | 30,669 |
| 重估投資物業價值盈餘 | **—** | 2,367 |
| 來自非上市投資股息 | | |
| 一 澳門娛樂 | **18,331** | 14,322 |
| 一 其他 | **6,843** | 371 |
| 出售固定資產之盈利 | **—** | 848 |
| 購回有擔保可換股債券之收益 | **6,444** | — |
| **已扣除：** | | |
| 存貨成本 | **3,238,737** | 3,637,002 |
| 員工開支 | **505,699** | 501,794 |
| 攤銷及折舊 | | |
| 一 持作營運收租用途之資產 | **2,946** | 2,684 |
| 一 其他資產 | **149,455** | 155,025 |
| 核數師酬金 | **3,072** | 2,777 |
| 重估投資物業價值虧損 | **35,024** | — |
| 出售固定資產之虧損 | **923** | — |
| 營運租約項目下之物業最低應付租金 | **5,743** | 6,491 |
| 公積金供款 | **20,519** | 21,202 |

## 附註四　董事之酬金

根據公司條例第一六一條所披露之董事酬金如下：

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| **董事酬金** | | |
| 袍金 | | |
| 執行董事 | **280** | 280 |
| 獨立非執行董事 | **400** | 400 |
| 非執行董事 | **10** | 15 |
| 其他酬金 | | |
| 薪金及津貼 | **14,528** | 13,014 |
| 公積金公司供款 | **618** | 566 |
| | **15,836** | 14,275 |

其他酬金包括獨立非執行董事之酬金共200,000港元（二零零一年：200,000港元）。

## 附註四　董事之酬金（續）

按下列酬金級別劃分之董事人數：

| | 董事人數 | |
|---|---|---|
| 董事酬金級別 | **2002** | 2001 |
| 0港元至1,000,000港元 | **5** | 7 |
| 1,000,001港元至1,500,000港元 | **1** | 1 |
| 1,500,001港元至2,000,000港元 | **3** | 3 |
| 2,000,001港元至2,500,000港元 | **2** | 1 |
| 4,000,001港元至4,500,000港元 | **1** | 1 |

截至二零零二年十二月三十一日止年度，並無董事放棄支取酬金。

本集團五位薪酬最高之人士，全部為本公司之董事。其酬金之詳情已披露如上。

## 附註五　融資成本

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 銀行貸款及透支之利息 | | |
| 一 須於五年內全數償還 | **82,470** | 233,767 |
| 其他貸款之利息 | | |
| 一 須於五年內全數償還 | **4,123** | 15,093 |
| 有擔保可換股債券之利息 | **16,788** | 23,376 |
| 贖回有擔保可換股債券之溢價準備 | **25,832** | 35,751 |
| 少數股東貸款之利息 | **52,349** | 137,146 |
| 減：於發展中物業撥作資產成本之數額 | **(80,163)** | (322,393) |
| | **101,399** | 122,740 |

## 附註六　投資收益淨額

投資收益淨額包括出售一家聯營公司獲取之盈利為177,828,000港元（二零零一年：無），投資減值虧損為100,000,000港元（二零零一年：無）及一家共同控制企業之商譽減值虧損為6,307,000港元（二零零一年：無）。

## 附註七 稅項

### a) 綜合損益表中之稅項：

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| **公司及附屬公司** | | |
| 香港利得稅 | | |
| 一 本年度準備 | **78,692** | 79,876 |
| 一 往年超額準備 | **(13,189)** | (70) |
| 一 遞延稅項 | **(39,847)** | (6,445) |
| 海外稅項 | **(965)** | 467 |
| **聯營公司** | | |
| 香港利得稅 | **82** | 974 |
| 海外稅項 | **(29)** | 254 |
| | **24,744** | 75,056 |

香港利得稅準備乃按是年估計應課稅溢利以稅率16%(二零零一年：16%)計算。

海外稅項則根據有關司法權區適用之稅率計算。

### b) 綜合資產負債表中遞延稅項之變動：

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 一月一日 | **58,707** | 65,152 |
| 轉入稅項 | **(39,847)** | (6,445) |
| 十二月三十一日 | **18,860** | 58,707 |

於結算日，本集團就遞延稅項負債而提撥之準備如下：

| | **2002** | 2001 |
|---|---|---|
| | **(港幣千元)** | (港幣千元) |
| 加快折舊免稅額 | **18,860** | 19,802 |
| 已確認出售發展中物業之溢利 | **—** | 38,905 |
| | **18,860** | 58,707 |

由於部分資產在可見將來之時間差異不會出現，因此並無在賬項內作出遞延稅項撥備。鑑於重估盈餘之變現毋須課稅，故物業之重估盈餘並不構成稅務上之時間差異。因此，與重估盈餘有關之遞延稅項並不視作潛在負債。

## 附註八　股息

| | 集團及公司 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 中期股息：1,942,433,910股，每股派3.5港仙 | | |
| (二零零一年：1,553,947,128股，每股派2.0港仙) | **67,985** | 31,079 |
| 擬派末期股息：1,942,433,910股，每股派3.5港仙 | | |
| (二零零一年：1,553,947,128股，每股派3.0港仙) | **67,985** | 46,618 |
| 二零零一年388,486,782供股股份之末期股息，每股派3.0港仙 | **11,655** | — |
| | **147,625** | 77,697 |

## 附註九　每股盈利

每股基本盈利乃根據年內股東應佔溢利382,566,000港元(二零零一年：276,304,000港元)及於年內已發行股份之加權平均數1,843,202,631股(二零零一年：1,674,141,933股，因供股之影響而作出之重列)計算。每股攤薄後盈利乃根據股東應佔溢利為382,566,000港元及經就所有具攤薄潛力之普通股作出調整後之加權平均數1,846,842,345股計算。截至二零零一年十二月三十一日止年度，由於可能發行之普通股不具攤薄作用，故無列出每股攤薄後盈利。

用於計算每股基本盈利及每股攤薄後盈利之股東應佔溢利及股份之加權平均數計算如下：

截至二零零二年十二月三十一日止年度

| | 股東應佔溢利(港幣千元) | 股份之加權平均數 |
|---|---|---|
| 用於計算每股基本盈利之溢利／股份數目 | 382,566 | 1,843,202,631 |
| 具攤薄潛力之普通股之影響 | | |
| 一 購股權 | — | 3,639,714 |
| 用於計算每股攤薄後盈利之溢利／股份數目 | 382,566 | 1,846,842,345 |

# 附註十 固定資產

## 集團

| | 投資物業（港幣千元） | 房地產（港幣千元） | 發展中物業（港幣千元） | 船隻及躉船（港幣千元） | 其他資產（港幣千元） | 總值（港幣千元） |
|---|---|---|---|---|---|---|
| **成本或估值** | | | | | | |
| 二零零二年一月一日 | 1,929,279 | 566,838 | — | 1,905,803 | 750,888 | 5,152,808 |
| 兌換調整 | (62) | — | — | — | — | (62) |
| 收購一家附屬公司之添置 | — | — | — | — | 402 | 402 |
| 添置／轉入 | 344,153 | 500,000 | 186,165 | 18,022 | 11,380 | 1,059,720 |
| 出售／轉出 | (1,533) | — | — | — | (2,176) | (3,709) |
| 成本調整 | (22,648) | — | — | — | — | (22,648) |
| 重估虧損 | (36,427) | — | — | — | — | (36,427) |
| 二零零二年十二月三十一日 | 2,212,762 | 1,066,838 | 186,165 | 1,923,825 | 760,494 | 6,150,084 |
| **攤銷及折舊** | | | | | | |
| 二零零二年一月一日 | — | 219,179 | — | 976,509 | 506,526 | 1,702,214 |
| 收購一家附屬公司 | — | — | — | — | 340 | 340 |
| 本年度攤銷及折舊 | — | 6,710 | — | 86,866 | 58,825 | 152,401 |
| 出售時撥回 | — | — | — | — | (1,526) | (1,526) |
| 二零零二年十二月三十一日 | — | 225,889 | — | 1,063,375 | 564,165 | 1,853,429 |
| **賬面淨值** | | | | | | |
| **二零零二年十二月三十一日** | **2,212,762** | **840,949** | **186,165** | **860,450** | **196,329** | **4,296,655** |
| 二零零一年十二月三十一日 | 1,929,279 | 347,659 | — | 929,294 | 244,362 | 3,450,594 |

## 公司

| | 其他資產（港幣千元） |
|---|---|
| **成本** | |
| 二零零二年一月一日 | 3,126 |
| 添置 | 240 |
| 出售 | (44) |
| 二零零二年十二月三十一日 | 3,322 |
| **折舊** | |
| 二零零二年一月一日 | 1,753 |
| 本年度折舊 | 406 |
| 出售時撥回 | (44) |
| 二零零二年十二月三十一日 | 2,115 |
| **賬面淨值** | |
| **二零零二年十二月三十一日** | **1,207** |
| 二零零一年十二月三十一日 | 1,373 |

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

## 附註十　固定資產（續）

本集團之投資物業、房地產及發展中物業於二零零二年十二月三十一日之成本值及估值分析如下：

| | 位於香港 | | 位於香港以外 | | |
|---|---|---|---|---|---|
| | (長期租約)<br>(港幣千元) | (中期租約)<br>(港幣千元) | (中期租約)<br>(港幣千元) | (永久業權)<br>(港幣千元) | 總值<br>(港幣千元) |
| **投資物業** | | | | | |
| 二零零二年專業估值 | 192,000 | 1,611,816 | 360,946 | 48,000 | 2,212,762 |
| **房地產** | | | | | |
| 一九八九年董事估值 | 80,080 | — | — | — | 80,080 |
| 成本值 | 13,369 | 451,213 | 522,176 | — | 986,758 |
| | 93,449 | 451,213 | 522,176 | — | 1,066,838 |
| **發展中物業** | | | | | |
| 成本值 | — | 186,165 | — | — | 186,165 |

所有投資物業均持作營運收租用途。

投資物業在二零零二年十二月三十一日依據公開市值由獨立專業估值師第一太平戴維斯(香港)有限公司及卓德測計師行作出估值。

所有其他固定資產按成本值減累積折舊列賬。

持作營運收租用途之船隻總賬面值為59,672,000港元(二零零一年：16,104,000港元)及其有關累計折舊費用為48,545,000港元(二零零一年：8,052,000港元)。

投資物業及發展中物業包括於年內資本化之融資成本分別為1,926,000港元及1,562,000港元(二零零一年：19,606,000港元及無)。

## 附註十一　附屬公司

| | 公司 | |
|---|---|---|
| | **2002**<br>(港幣千元) | 2001<br>(港幣千元) |
| 非上市股份按成本價 | **20,100** | 20,100 |
| 附屬公司欠款減準備 | **5,558,575** | 4,904,062 |
| 尚欠附屬公司款項 | **(850,777)** | (818,447) |
| | **4,727,898** | 4,105,715 |

關於主要附屬公司之詳細資料概列於第七十六頁至第七十七頁。

## 附註十二　聯營公司

| | 公司 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 非上市股份按成本價 | **678** | 678 |
| 聯營公司欠款減準備 | **1,954** | 9,704 |
| | **2,632** | 10,382 |

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 所佔淨資產 | **297,072** | 316,299 |
| 次級貸款 | **49,957** | 59,651 |
| 聯營公司欠款 | **616,320** | 661,044 |
| 尚欠聯營公司款項 | **(2,851)** | (12,851) |
| | **663,426** | 707,844 |
| | **960,498** | 1,024,143 |

關於主要聯營公司之詳細資料概列於第七十六頁至第七十七頁。

## 附註十三　合營投資

### a) 共同控制企業

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 所佔淨資產 | **23,005** | 244,837 |
| 未攤銷之商譽 | **2,230** | 10,446 |
| 共同控制企業欠款 | **47,779** | 167,261 |
| | **73,014** | 422,544 |

本集團所佔共同控制企業之業績包括商譽攤銷為1,107,000港元(二零零一年：550,000港元)。

## 附註十三　合營投資（續）

### b) 共同控制資產

於結算日，與集團所持有共同控制資產權益有關而在賬表內確認之資產及負債總額如下：

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| **資產** | | |
| 發展中物業 | **1,380,569** | 1,901,106 |
| 代管人持有出售物業之款項 | **780,846** | — |
| 應收賬款及按金 | **36,514** | 64,126 |
| 現金及銀行結餘 | **28,507** | 23,123 |
| | **2,226,436** | 1,988,355 |
| **負債** | | |
| 合營投資夥伴貸款 | **—** | 266,481 |
| 應付賬款及應計費用 | **1,325,552** | 180,879 |
| 銀行貸款 | **—** | 818,011 |
| | **1,325,552** | 1,265,371 |

關於主要合營投資項目之詳細資料概列於第七十六頁至第七十七頁。

## 附註十四　投資

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| **投資證券** | | | | |
| 香港上市股份減減值虧損 | **4,694** | 25,694 | **—** | — |
| 非上市股份減減值虧損 | **926,395** | 426,057 | **244,892** | 255,352 |
| | **931,089** | 451,751 | **244,892** | 255,352 |
| **其他** | | | | |
| 國內合營投資權益減減值虧損 | **2,629** | 2,629 | **—** | — |
| 會所會籍按成本價 | **140** | 140 | **—** | — |
| | **2,769** | 2,769 | **—** | — |
| 投資公司欠款 | **65,105** | 28,316 | **125** | 125 |
| 尚欠投資公司款項 | **(4,104)** | — | **(4,104)** | — |
| | **61,001** | 28,316 | **(3,979)** | 125 |
| **總計** | **994,859** | 482,836 | **240,913** | 255,477 |
| 上市股份之市場價值 | **5,346** | 9,112 | **—** | — |

## 附註十五　存貨

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **（港幣千元）** | （港幣千元） |
| 物業 | **3,306,621** | 1,105,256 |
| 零件 | **123,132** | 131,889 |
| 其他 | **2,816** | 1,786 |
| | **3,432,569** | 1,238,931 |
| 進行中工程 | **—** | 191 |
| | **3,432,569** | 1,239,122 |

持作營運收租用途之物業總賬面值為20,020,000港元（二零零一年：25,483,000港元）。

## 附註十六　貿易應收及應付賬款－賬齡分析

本集團及公司維持一個明確的信貸政策。貿易應收賬款之賬齡分析如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **（港幣千元）** | （港幣千元） | **（港幣千元）** | （港幣千元） |
| 零至三十日 | **56,573** | 98,227 | **—** | — |
| 三十一日至六十日 | **18,359** | 16,589 | **—** | — |
| 六十一日至九十日 | **788** | 3,983 | **—** | — |
| 超過九十日 | **47,028** | 113,691 | **—** | — |
| | **122,748** | 232,490 | **—** | — |

貿易應付賬款之賬齡分析如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **（港幣千元）** | （港幣千元） | **（港幣千元）** | （港幣千元） |
| 零至三十日 | **173,853** | 314,320 | **—** | — |
| 三十一日至六十日 | **3,956** | 3,063 | **—** | — |
| 六十一日至九十日 | **735** | 491 | **—** | — |
| 超過九十日 | **37,885** | 15,997 | **—** | — |
| | **216,429** | 333,871 | **—** | — |

## 附註十七　僱員福利準備

僱員福利準備代表本集團預期付出之僱員累計有薪休假的費用。

| | 集團<br>(港幣千元) | 公司<br>(港幣千元) |
|---|---|---|
| 二零零二年一月一日 | | |
| — 原列賬 | — | — |
| — 採納會計實務準則第三十四條(附註一(a)(iv)) | 31,221 | 2,010 |
| — 重新列賬 | 31,221 | 2,010 |
| 年內(使用)／準備淨額 | (1,577) | 775 |
| 年內已付之金額 | (944) | (191) |
| 二零零二年十二月三十一日 | **28,700** | **2,594** |

## 附註十八　股本

| | 股份數目 | **2002**<br>**(港幣千元)** | 2001<br>(港幣千元) |
|---|---|---|---|
| **法定股本** | | | |
| 每股面值0.25港元普通股 | | | |
| 一月一日 | 2,000,000,000 | **500,000** | 500,000 |
| 增加法定股本 | 2,000,000,000 | **500,000** | — |
| 十二月三十一日 | 4,000,000,000 | **1,000,000** | 500,000 |
| **發行及已繳足股本** | | | |
| 每股面值0.25港元普通股 | | | |
| 一月一日 | 1,553,947,128 | **388,486** | 388,486 |
| 以供股方式發行之股份 | 388,486,782 | **97,122** | — |
| 十二月三十一日 | 1,942,433,910 | **485,608** | 388,486 |

本公司股東於二零零二年四月二十九日通過普通決議案，藉此增加2,000,000,000股每股面值0.25港元之普通股新股份，將公司之法定股本由500,000,000港元增加至1,000,000,000港元。

年內，本公司按每股供股股份1.00港元之認購價，以供股方式發行388,486,782股普通股。供股之所得款項淨額用於償還本集團之債務。

於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(舊購股權計劃)已被終止，並採納新購股權計劃。年內，在舊及新購股權計劃下，並無授出任何可認購本公司之普通股的購股權。

## 附註十八　股本 (續)

根據舊購股權計劃，合資格的董事及僱員有權認購本公司的普通股股份。認購價為給予購股權日前五個交易日本公司現有股份在香港聯合交易所的平均收市價的百分之八十。根據舊購股權計劃，發給僱員的購股權可由授出日起計五年內行使，而發給董事的購股權則可由授出日起計十年內行使。截至二零零二年十二月三十一日舊購股權計劃下尚未行使的購股權如下：

| 購股權授出日期 | 行使價 | 購股權數目 |
|---|---|---|
| 一九九三年六月十日 | 4.98港元 | 31,204,819 |
| 一九九五年三月二十四日 | 3.35港元 | 5,401,791 |
| 二零零零年一月三日 | 1.15港元 | 25,669,565 |

關於購股權計劃之其他詳細資料概列於第三十七頁至第三十八頁之董事會報告書中權益之披露(段落d)。

## 附註十九　儲備

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| **資本儲備賬** | | | | |
| 一月一日 | | | | |
| 一 原列賬 | **130,302** | 125,569 | **—** | — |
| 一 採納會計實務準則第三十一條之調整 | **—** | 4,733 | **—** | — |
| 一 重新列賬 | **130,302** | 130,302 | **—** | — |
| 因攤薄附屬公司權益而重列以往之商譽 | **22,748** | — | **—** | — |
| 資產變現之減額 | **(39,400)** | — | **—** | — |
| 十二月三十一日 | **113,650** | 130,302 | **—** | — |
| **投資物業重估價值儲備賬** | | | | |
| 一月一日 | **8,758** | — | **—** | — |
| 重估(虧損)/盈餘 | **(8,758)** | 11,125 | **—** | — |
| 撥回以往從損益賬扣除的虧損 | **—** | (2,367) | **—** | — |
| 十二月三十一日 | **—** | 8,758 | **—** | — |
| **股份溢價賬** | | | | |
| 一月一日 | **3,510,565** | 3,510,565 | **3,510,565** | 3,510,565 |
| 以供股方式發行之股份 | **291,365** | — | **291,365** | — |
| 發行股份之費用 | **(6,272)** | — | **(6,272)** | — |
| 十二月三十一日 | **3,795,658** | 3,510,565 | **3,795,658** | 3,510,565 |
| **資本贖回儲備賬** | | | | |
| 一月一日及十二月三十一日 | **5,019** | 5,019 | **5,019** | 5,019 |
| **滙兑儲備賬** | | | | |
| 一月一日 | **4,389** | 4,294 | **—** | — |
| 折算兑換差額 | **(2,449)** | 95 | **—** | — |
| 十二月三十一日 | **1,940** | 4,389 | **—** | — |

## 附註十九　儲備（續）

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| **損益賬** | | | | |
| 一月一日 | | | | |
| 一 原列賬 | **1,590,980** | 1,221,591 | **569,477** | 611,450 |
| 一 採納會計實務準則第三十四條之調整 (附註一(a)(iv)) | **(23,285)** | (23,285) | **(2,010)** | (2,010) |
| 一 採納會計實務準則第十八條 (經修訂)之調整 | **—** | (14,322) | **—** | (14,322) |
| 一 採納會計實務準則第二十八條之調整 | **—** | 189,837 | **—** | — |
| 一 採納會計實務準則第三十一條之調整 | **—** | (4,733) | **—** | — |
| 一 重新列賬 | **1,567,695** | 1,369,088 | **567,467** | 595,118 |
| 年內溢利 | **382,566** | 276,304 | **382,884** | 50,046 |
| | **1,950,261** | 1,645,392 | **950,351** | 645,164 |
| 股息 | **(147,625)** | (77,697) | **(147,625)** | (77,697) |
| 十二月三十一日 | **1,802,636** | 1,567,695 | **802,726** | 567,467 |
| | **5,718,903** | 5,226,728 | **4,603,403** | 4,083,051 |

於結算日資本儲備賬內包括商譽及負商譽分別為34,121,000港元及10,199,000港元(二零零一年：56,869,000港元及10,199,000港元)。

根據公司條例第七十九條B規定計算，本公司於結算日可分配予股東之儲備為802,726,000港元(二零零一年：567,467,000港元，重新列賬)。

本集團之保留溢利／(虧損)分析如下：

| | 本公司及附屬公司 | 聯營公司 | 共同控制企業 | 總值 |
|---|---|---|---|---|
| | (港幣千元) | (港幣千元) | (港幣千元) | (港幣千元) |
| **於二零零二年十二月三十一日之保留溢利／(虧損)** | **1,672,291** | **158,335** | **(27,990)** | **1,802,636** |
| 於二零零一年十二月三十一日之保留溢利／(虧損)(重新列賬) | 1,453,058 | 150,562 | (35,925) | 1,567,695 |

# 附註二十　長期借貸

| | 集團 | |
|---|---|---|
| | **2002** | 2001 |
| | **（港幣千元）** | （港幣千元） |
| **須於下列期限償還之銀行貸款** | | |
| 不超過一年 | **323,271** | 506,417 |
| 超過一年，但少於兩年 | **121,593** | 1,013,021 |
| 超過兩年，但少於五年 | **1,741,639** | 1,732,493 |
| 減：列於流動負債內之流動部分 | **(323,271)** | (506,417) |
| 小計 | **1,863,232** | 2,745,514 |
| **須於下列期限償還之其他貸款** | | |
| 超過兩年，但少於五年 | **—** | 266,481 |
| 超過五年 | **5,000** | 5,000 |
| 小計 | **5,000** | 271,481 |
| **有擔保可換股債券** | **308,460** | 543,200 |
| **總計** | **2,176,692** | 3,560,195 |
| **包括：** | | |
| 銀行貸款（附註a） | **2,186,503** | 3,251,931 |
| 其他貸款（附註b） | **5,000** | 271,481 |
| 有擔保可換股債券（附註c） | **308,460** | 543,200 |
| 減：列於流動負債內之流動部分 | **(323,271)** | (506,417) |
| **總計** | **2,176,692** | 3,560,195 |

*附註：*

a) *銀行貸款327,503,000港元（二零零一年：1,441,931,000港元）乃以本集團某些資產作抵押，包括船隻622,257,000港元（二零零一年：投資物業1,675,279,000港元、發展中物業5,731,534,000港元、物業存貨1,053,738,000港元及船隻677,189,000港元）。*

*餘額由本公司作出擔保而取得。銀行貸款中577,503,000港元（二零零一年：1,311,920,000港元）為分期償還。*

b) *其他貸款屬無抵押及免利息（二零零一年：該額中266,481,000港元，以香港銀行同業拆息加1.25%利息）。*

c) *一九九九年七月，一家附屬公司發行總值70,000,000美元用作支付長沙灣船廠舊址重建計劃之補地價金額及發展費用以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。債券持有人可在一九九九年七月二十七日至二零零四年七月二十日期間，隨時按7.76港元兑1美元之固定滙率，以每股2.33港元兑換價（可作出調整）將債券轉換為每股面值0.25港元之本公司股份，而該兑換價已因供股而調整。除非先前已被購回及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之132.5%加應計利息贖回。賬表內已就應付贖回溢價提撥準備，使應付溢價於債券有效期內按固定比率攤銷。*

*年內，該附屬公司以271,329,000港元購回合共面值30,250,000美元（二零零一年：無）之有擔保可換股債券，此等債券隨即註銷。購入代價與債券購回的本金之差額為36,589,000港元，與及該批債券以往之贖回溢價提撥準備43,033,000港元已於損益表內列賬。*

## 附註二十一　少數股東權益及貸款

| | 集團 | |
|---|---|---|
| | | (重新列賬) |
| | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) |
| 應佔權益 | **1,415,192** | 743,996 |
| 少數股東貸款 | **3,250,569** | 4,488,652 |
| | **4,665,761** | 5,232,648 |

少數股東貸款並無擔保及並無固定還款期。本集團並無對少數股東貸款作出任何之擔保。其中1,584,365,000港元(二零零一年：2,973,916,000港元)乃以香港銀行同業拆息加0.58%(二零零一年：香港銀行同業拆息加0.58%至1.25%)計利息而餘額則免利息。

## 附註二十二　綜合現金流量表

### a) 收購附屬公司權益

| | **2002** | 2001 |
|---|---|---|
| | **(港幣千元)** | (港幣千元) |
| **收購資產淨值** | | |
| 固定資產 | **62** | — |
| 物業 | **337,661** | — |
| 貿易及其他應收賬款、按金及預付款 | **22,484** | — |
| 現金及銀行結餘 | **13,482** | — |
| 貿易及其他應付賬款、按金及應計費用 | **(4,562)** | — |
| | **369,127** | — |
| 集團原先所佔共同控制企業權益 | **(369,127)** | — |
| | **—** | — |
| 收購代價 | **—** | — |
| 收購之現金及等同現金 | **13,482** | — |
| 收購附屬公司權益的現金流量 | **13,482** | — |

### b) 現金及等同現金之分析

現金及等同現金由定期存款、現金及銀行結餘組成。在現金流量表中，現金及等同現金包括以下資產負債表之款額：

| | **2002** | 2001 |
|---|---|---|
| | **(港幣千元)** | (港幣千元) |
| 定期存款 | **809,510** | 523,204 |
| 現金及銀行結餘 | **89,534** | 64,150 |
| | **899,044** | 587,354 |
| 向銀行作出抵押之定期存款 | **(1,200)** | — |
| 於現金流量表內之現金及等同現金 | **897,844** | 587,354 |

於結算日，現金及等同現金包括附屬公司持有的銀行存款17,936,000港元(二零零一年：685,000港元)，而該等存款因受貨幣兌換限制，不能自由地滙出予本集團。

### c) 主要非現金交易

年內收購投資證券的代價包括船務部之某些附屬公司股份。

## 附註二十三　公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行之公積金計劃已獲豁免，所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃，公司和員工均須以僱員有關入息(以二萬港元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外，本集團亦已有兩個定額供款之公積金計劃，包括所有於二零零零年八月二日前加入本集團及不選擇加入強積金計劃之合資格員工。本集團和員工均須以僱員之每月基本薪金之百分之五作為供款。

此強積金計劃及其他定額供款之公積金計劃之資產均由獨立之信託人管理。本集團已於二零零二年十二月三十一日止年度之損益賬中扣除之供款為20,519,000港元(二零零一年：21,202,000港元)。於兩年內並沒有因員工退出該等定額供款之公積金計劃而被沒收公積金僱主供款以抵銷僱主之供款。於結算日，集團有13,577,000港元(二零零一年：14,902,000港元)之沒收供款可供使用，以抵銷日後集團對有關計劃的供款。

## 附註二十四　承擔

### a)　資本承擔

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| **已簽約但未撥備** | | | | |
| 資本性支出 | **13,188** | 1,306 | **—** | — |
| **已批准但未簽約** | | | | |
| 資本性支出 | **24,511** | 3,469 | **—** | — |

### b)　租約承擔

來年之應付不能取消之營運租約之最低應付租金總額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| 第一年內 | **3,905** | 12,330 | **—** | — |
| 第二至第五年內 | **3,154** | 1,792 | **—** | — |
| | **7,059** | 14,122 | **—** | — |

本集團之營運租約之年期主要介乎2年至3年。

## 附註二十四　承擔（續）

### c) 來年應收之最低租金

來年之應收不能取消之營運租約之最低租金總額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| 第一年內 | **68,808** | 71,185 | **—** | — |
| 第二至第五年內 | **158,131** | 194,134 | **—** | — |
| 第五年後 | **14,308** | 37,505 | **—** | — |
| | **241,247** | 302,824 | **—** | — |

本集團之營運租約之年期主要介乎2年至9年。

d) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於結算日未撥備之工程承擔總值約687,122,000港元(二零零一年：1,194,362,000港元)，其中約657,171,000港元(二零零一年：1,085,276,000港元)與共同控制資產有關。

## 附註二十五　或然負債

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| 本公司為附屬公司取得信貸向第三者發出保證書 | **—** | — | **1,998,500** | 3,285,120 |
| 本公司為附屬公司發行有擔保可換股債券而作出擔保 | **—** | — | **308,460** | 543,200 |
| 銀行發出信用狀 | **930** | 1,432 | **—** | — |

## 附註二十六　關連人士交易

a)　集團按正常商業條件及在正常業務運作過程中進行重大的關連人士交易，詳情如下：

| | 附註 | 2002<br>(港幣千元) | 2001<br>(港幣千元) |
|---|---|---|---|
| 與澳門娛樂集團之重大交易 | (i) | | |
| 已收澳門娛樂股息 | | **18,331** | 14,322 |
| 已收澳門娛樂資助 | | **11,460** | 29,879 |
| 售予澳門娛樂集團船票 | | **344,130** | 358,978 |
| 就出售船票而付予澳門娛樂集團的折扣及佣金 | | **43,112** | 59,246 |
| 就酒店管理及澳門旅遊塔會展娛樂中心（澳門塔）向澳門娛樂收取的管理費及獎金 | | **24,593** | 21,723 |
| 就澳門船務向澳門娛樂集團購入燃料 | | **80,490** | 77,596 |
| 澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的收入 | | **285,017** | 292,022 |
| 就澳門船務業務向澳門娛樂集團償還的開支 | | **149,889** | 150,156 |
| 澳門娛樂償還予本集團有關澳門塔分享的資源及承擔的開支 | | **111,524** | 55,293 |
| 代澳門娛樂收取澳門塔之總經營收益 | | **44,624** | — |
| 存於澳門娛樂之附屬公司誠興銀行的銀行戶口 | | **6,857** | 7,795 |
| 收取澳門娛樂之船舶租金收益 | | **106,726** | 93,075 |
| 與香港中國旅行社有限公司（香港中旅）之重大交易 | (ii) | | |
| 就出售船票而付予香港中旅的佣金 | | **25,243** | 24,725 |
| 香港中旅代本集團收取銷售船票及提供有關服務的淨收入 | | **138,880** | 141,594 |
| 信德船務有限公司（信德船務）、澳門娛樂及其聯營公司償還該等公司分享的資源及承擔的開支 | (i) | **37,709** | 34,420 |
| 向一家聯營公司收取的房地產租金及有關服務費 | | **4,719** | 4,950 |
| 付予信德中心有限公司（信德中心）的房地產租金及有關服務費 | (iii) | **3,569** | 6,010 |
| 收取聯營公司之利息收入 | | **1,962** | 28,270 |
| 付予一家附屬公司少數股東之利息支出 | | **52,349** | 137,145 |
| 付予一家附屬公司合營投資夥伴之利息支出 | | **4,123** | 15,093 |
| 付予一家附屬公司少數股東之銷售佣金 | | **8,904** | 18,171 |
| 付予一家附屬公司合營投資夥伴之銷售佣金 | | **12,709** | — |
| 付予一家聯營公司之保險費 | | **27,733** | 21,880 |
| 付予一家合營投資之建築成本 | | **405,022** | 160,159 |

## 附註二十六　關連人士交易（續）

*附註：*

*(i)　本公司董事何鴻燊博士、鄭裕彤博士及何超瓊女士為澳門娛樂及信德船務董事。本公司董事何超鳳女士為信德船務董事。何鴻燊博士及鄭裕彤博士並且擁有澳門娛樂及信德船務的實益權益。本公司董事莫何婉穎女士為澳門娛樂董事及擁有信德船務實益權益。信德船務為本公司之主要股東。*

*(ii)　香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為本集團一家附屬公司的少數股東。*

*(iii)　何鴻燊博士、澳門娛樂及新世界發展有限公司(新世界發展)擁有信德中心的實益權益。鄭裕彤博士為新世界發展主席及主要股東。*

b)　若干關連人士交易亦在第三十一頁至第三十五頁之董事會報告書的「關連交易」內披露。

c)　附屬公司、聯營公司、合營企業及少數股東之應收及應付款項於財務報表附註第十一項至第十三項及第二十一項內披露。

# 附註二十七　分類資料

## 業務分類

### 集團

### 2002

| | 船務（港幣千元） | 地產（港幣千元） | 酒店及消閒（港幣千元） | 投資及其他（港幣千元） | 各分類間之撇銷（港幣千元） | 綜合（港幣千元） |
|---|---|---|---|---|---|---|
| **營業額及收益** | | | | | | |
| 對外營業額 | 1,413,834 | 3,491,302 | 83,710 | 25,842 | — | 5,014,688 |
| 各分類間之營業額 | 2,728 | 1,517 | — | — | (4,245) | — |
| 其他收益 | 34,848 | 8,097 | 1,336 | 36 | — | 44,317 |
| | 1,451,410 | 3,500,916 | 85,046 | 25,878 | (4,245) | 5,059,005 |
| 分類業績 | 192,192 | 391,207 | 5,865 | 21,223 | — | 610,487 |
| 未分配收入 | | | | | | 30,628 |
| 未分配支出 | | | | | | (86,472) |
| 利息收入 | | | | | | 20,649 |
| 經營溢利 | | | | | | 575,292 |
| 融資成本 | | | | | | (101,399) |
| 投資收益淨額 | | | | | | 71,521 |
| 所佔聯營公司業績 | — | 4,669 | 19,294 | (2,639) | — | 21,324 |
| 所佔共同控制企業業績 | — | 17,209 | (4,727) | (10,507) | — | 1,975 |
| 除稅前溢利 | | | | | | 568,713 |
| 稅項 | | | | | | (24,744) |
| 少數股東權益 | | | | | | (161,403) |
| 年內淨溢利 | | | | | | 382,566 |
| **資產** | | | | | | |
| 分類資產 | 1,669,278 | 10,805,568 | 608,562 | 998,233 | (50) | 14,081,591 |
| 聯營公司 | — | 587,883 | 369,369 | 3,246 | — | 960,498 |
| 合營投資 | 2,004 | 17,744 | 16,913 | 36,353 | — | 73,014 |
| 未分配資產 | | | | | | 261,823 |
| 總資產 | | | | | | 15,376,926 |
| **負債** | | | | | | |
| 分類負債 | 164,515 | 2,996,986 | 12,800 | 129 | (50) | 3,174,380 |
| 未分配負債 | | | | | | 4,514,858 |
| 總負債 | | | | | | 7,689,238 |
| **其他資料** | | | | | | |
| 資本性支出 | 24,385 | 532,187 | 503,178 | 132 | | |
| 攤銷及折舊 | 140,366 | 4,768 | 6,677 | 184 | | |

## 附註二十七　分類資料（續）

### 業務分類（續）

集團

2001（重新列賬）

| | 船務（港幣千元） | 地產（港幣千元） | 酒店及消閒（港幣千元） | 投資及其他（港幣千元） | 各分類間之撇銷（港幣千元） | 綜合（港幣千元） |
|---|---|---|---|---|---|---|
| **營業額及收益** | | | | | | |
| 對外營業額 | 1,357,803 | 3,895,961 | 70,192 | 14,694 | — | 5,338,650 |
| 各分類間之營業額 | 1,791 | 964 | — | — | (2,755) | — |
| 其他收益 | 61,444 | 13,805 | 404 | 12 | — | 75,665 |
| | 1,421,038 | 3,910,730 | 70,596 | 14,706 | (2,755) | 5,414,315 |
| **分類業績** | 164,976 | 482,432 | 4,906 | 12,392 | — | 664,706 |
| 未分配收入 | | | | | | 22,086 |
| 未分配支出 | | | | | | (81,630) |
| 利息收入 | | | | | | 48,870 |
| 經營溢利 | | | | | | 654,032 |
| 融資成本 | | | | | | (122,740) |
| 投資收益淨額 | | | | | | — |
| 所佔聯營公司業績 | — | (13,732) | 16,191 | 10,461 | — | 12,920 |
| 所佔共同控制企業業績 | — | (3,096) | (4,741) | (10,079) | — | (17,916) |
| 除稅前溢利 | | | | | | 526,296 |
| 稅項 | | | | | | (75,056) |
| 少數股東權益 | | | | | | (174,936) |
| 年內淨溢利 | | | | | | 276,304 |
| **資產** | | | | | | |
| 分類資產 | 1,750,887 | 11,856,976 | 124,517 | 486,986 | (681) | 14,218,685 |
| 聯營公司 | — | 620,377 | 366,605 | 37,161 | — | 1,024,143 |
| 合營投資 | — | 364,314 | 15,892 | 42,338 | — | 422,544 |
| 未分配資產 | | | | | | 251,871 |
| 總資產 | | | | | | 15,917,243 |
| **負債** | | | | | | |
| 分類負債 | 190,758 | 5,728,975 | 36,857 | 113 | (681) | 5,956,022 |
| 未分配負債 | | | | | | 3,555,393 |
| 總負債 | | | | | | 9,511,415 |
| **其他資料** | | | | | | |
| 資本性支出 | 58,646 | 331,016 | 4,219 | 88 | | |
| 攤銷及折舊 | 146,260 | 4,612 | 6,219 | 189 | | |

## 附註二十七 分類資料（續）

### 地區分類

**集團**
**2002**

| | 香港<br>（港幣千元） | 澳門<br>（港幣千元） | 其他<br>（港幣千元） | 綜合<br>（港幣千元） |
|---|---|---|---|---|
| 營業額及收益 | **4,294,528** | **676,492** | **87,985** | **5,059,005** |
| 分類資產 | **12,297,159** | **2,184,166** | **895,601** | **15,376,926** |
| 資本性支出 | **206,696** | **507,739** | **345,687** | |

2001

| | 香港<br>（港幣千元） | 澳門<br>（港幣千元） | 其他<br>（港幣千元） | 綜合<br>（港幣千元） |
|---|---|---|---|---|
| 營業額及收益 | 4,670,450 | 682,276 | 61,589 | 5,414,315 |
| 分類資產 | 13,657,614 | 1,106,414 | 1,153,215 | 15,917,243 |
| 資本性支出 | 394,323 | — | 88 | |

## 附註二十八 結算日後的重要事項

a) 於二零零二年十一月十四日，本集團與澳門娛樂訂立有條件協議，向澳門娛樂出售其一家附屬公司之百分之二十股權，該附屬公司之唯一資產乃位於澳門氹仔佔地九萬九千平方米之酒店及商用地開發權。澳門娛樂向本集團支付之現金代價包括：(i)葡幣200,000元(即194,000港元)以支付該附屬公司之百分之二十股權及(ii)100,000,000港元，以支付附屬公司尚未清還予本集團之股東貸款500,000,000港元，當中百分之二十(以價計)，轉讓予澳門娛樂。該交易於二零零三年一月三十日正式完成，將不會對本集團截至二零零三年十二月三十一日止年度之財務造成重大影響。

b) 於二零零三年二月二十七日，本集團訂立有條件出售協議，以342,000,000港元出售於中國上海物業發展項目的百分之十五實益權益。而估計出售之盈利約為29,700,000港元。

## 附註二十九 比較數字

若干比較數字已予重新分類，以符合本年度財務報表的編列方式。

## 附註三十 賬表通過

本賬表經董事會於二零零三年三月二十六日通過。

| | 註冊地點／<br>主要經營地點 | 發行及已繳足<br>普通股本／<br>註冊資本／<br>（債務證券） | 集團所佔<br>股權百分比 | 主要業務 |
|---|---|---|---|---|
| **船務** | | | | |
| 遠東水翼船務有限公司 | 香港／<br>香港－澳門 | 2,000港元<br>5,000,000港元+ | 42.6 | 航運 |
| 海洋造船工程有限公司 | 香港 | 200港元<br>100,000港元+ | 42.6 | 建造及修理船舶 |
| 信德輪船有限公司 | 香港 | 2港元 | 100 | 投資控股 |
| Interdragon Ltd. | 英屬處女群島 | 10,000美元 | 60 | 投資控股 |
| 信德中旅航運管理有限公司 | 香港／<br>香港－澳門 | 200港元<br>1,000,000港元+ | 42.6 | 航運管理 |
| Glowfield Group Ltd. | 英屬處女群島 | 27美元 | 42.6 | 投資控股 |
| 信德中旅船務投資有限公司 | 英屬處女群島 | 10,000美元 | 42.6 | 投資控股 |
| Shun Tak - China Travel Ferries Ltd. | 英屬處女群島 | 2美元 | 42.6 | 投資控股 |
| 港澳飛翼船有限公司 | 香港／<br>香港－澳門 | 10,000,000港元 | 42.6 | 航運 |
| 華顯投資有限公司 | 香港／<br>香港－澳門 | 2港元<br>2港元+ | 42.6 | 航運 |
| Ravenser Enterprises Ltd. | 香港／<br>香港－澳門 | 20港元<br>1,000,000港元+ | 42.6 | 航運 |
| 大德興船務有限公司 | 香港／<br>香港－澳門 | 200港元<br>5,200,000港元+ | 42.6 | 航運 |
| **地產 － 香港** | | | | |
| Garraton Investment Ltd. | 香港 | 1,000港元 | 100 | 物業投資 |
| Goform Ltd. | 香港 | 2港元 | 100 | 物業投資 |
| 可時發展有限公司 | 香港 | 2港元 | 100 | 物業投資 |
| Iconic Palace Ltd. | 香港 | 20港元 | 100 | 物業發展 |
| Bonsuric Co. Ltd. | 香港 | 2港元 | 100 | 物業發展 |
| 隆益投資有限公司 | 香港 | 100港元 | 51 | 物業投資及發展 |
| 信德發展有限公司 | 香港 | 27,840,000港元 | 100 | 投資控股 |
| Shun Tak Property Investment & Management Holdings Ltd. | 香港 | 2港元 | 100 | 物業投資及管理 |
| 怡輝信德建築聯營有限公司** | 香港 | 2港元^ | 50 | 物業建築工程 |
| **地產 － 澳門** | | | | |
| Eversun Co. Ltd. | 香港／澳門 | 200港元 | 100 | 物業投資 |
| 氹仔城市發展有限公司 | 澳門 | 葡幣10,000,000元# | 25 | 物業投資及發展 |

| | 註冊地點／主要經營地點 | 發行及已繳足普通股本／註冊資本／（債務證券） | 集團所佔股權百分比 | 主要業務 |
|---|---|---|---|---|
| **地產－國內** | | | | |
| 信德文化廣場有限公司 | 香港 | 10港元 | 60 | 投資控股 |
| 華國置業有限公司 | 香港 | 35,000港元# | 43 | 投資控股 |
| 廣州信德房地產有限公司** | 中國 | 130,000,000港元@ | 60 | 物業投資及發展 |
| **酒店及消閒** | | | | |
| Shun Tak, Serviços Recreativos, S.A. | 澳門 | 葡幣1,000,000元 | 100 | 物業控股 |
| Excelsior-Hoteis e Investimentos Limitada** | 澳門 | 葡幣20,000,000元# | 50 | 經營酒店 |
| Florinda Hotel International Ltd. | 英屬處女群島／澳門 | 1美元 | 100 | 酒店管理 |
| 海島旅遊發展有限公司 | 澳門 | 葡幣200,000,000元# | 35 | 酒店及高爾夫球會所業務 |
| 恆利嘉有限公司 | 香港 | 100港元 | 100 | 會所業務 |
| **財務** | | | | |
| 信德財務有限公司 | 香港 | 2港元 | 100 | 財務管理 |
| Shun Tak Finance (Overseas) Ltd. | 澤西 | 12美元<br>26,360美元* | 100<br>100 | 財務管理 |
| Shun Tak Finance International Ltd. | 英屬處女群島 | 1美元<br>(39,750,000美元) | 100 | 財務管理 |
| **其他** | | | | |
| 信德科技投資有限公司 | 香港 | 2港元 | 100 | 投資控股 |

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、主要聯營公司及主要合營企業。以董事之意見，若將全部附屬公司、聯營公司及合營企業之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司、Shun Tak Property Investment & Management Holdings Ltd.及信德科技投資有限公司為本公司直接擁有的全資附屬公司外，其他附屬公司、聯營公司及合營企業均為間接擁有。

廣州信德房地產有限公司（廣州信德房地產）之合作夥伴已於二零零二年五月十二日終止對該企業之經濟活動之共同控制。廣州信德房地產因而成為本集團持有百分之六十權益之附屬公司，該變動並無對本集團之財務造成重大影響。

+ *沒有投票權之遞延權益股*
* *可贖回優先股*
@ *註冊資本*
\# *聯營公司*
^ *合營企業*
** *非由羅兵咸永道會計師事務所有限公司審核之公司*

| | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | **(港幣百萬元)** | (港幣百萬元) | (港幣百萬元) | (港幣百萬元) | (港幣百萬元) |
| **綜合損益表** | | | | | |
| 營業額 | **5,015** | 5,339 | 3,238 | 2,848 | 1,132 |
| 股東應佔溢利 | **383** | 276 | 247 | 242 | 103 |
| 股息總額 | **148** | 78 | 78 | 92 | 46 |
| **綜合資產負債表** | | | | | |
| 固定資產 | **4,297** | 3,451 | 3,280 | 3,028 | 1,442 |
| 聯營公司 | **960** | 1,024 | 1,105 | 1,098 | 1,734 |
| 合營投資 | **73** | 423 | 369 | 481 | 948 |
| 投資 | **995** | 483 | 437 | 366 | 329 |
| 應收按揭貸款 | **1,556** | 652 | 30 | 30 | — |
| 流動資產淨值 | **5,322** | 8,567 | 11,215 | 10,392 | 7,840 |
| 資金運用 | **13,203** | 14,600 | 16,436 | 15,395 | 12,293 |
| 股本 | **486** | 389 | 389 | 385 | 383 |
| 儲備 | **5,718** | 5,226 | 5,018 | 4,836 | 4,882 |
| 擬派股息 | **68** | 47 | 47 | 77 | 46 |
| 股東權益 | **6,272** | 5,662 | 5,454 | 5,298 | 5,311 |
| 少數股東權益及貸款 | **4,666** | 5,233 | 4,589 | 4,148 | 3,326 |
| 長期借貸 | **2,177** | 3,560 | 6,277 | 5,860 | 3,656 |
| 贖回有擔保可換股債券之溢價準備 | **69** | 86 | 51 | 15 | — |
| 遞延税項 | **19** | 59 | 65 | 74 | — |
| 運用之資金 | **13,203** | 14,600 | 16,436 | 15,395 | 12,293 |
| 發行及已繳足股份數目(百萬股) | **1,942** | 1,554 | 1,554 | 1,538 | 1,534 |

*發行及已繳足股份之數目乃根據結算日已發行股份釐定。*
*以上若干數字因遵照新及修訂之會計實務準則而重新編列。*

| **業績數據** | | | | | |
|---|---|---|---|---|---|
| 每股盈利 — 基本(港仙) | **20.8** | 16.5 | 14.8 | 14.7 | 6.3 |
| 每股盈利 — 攤薄(港仙) | **20.7** | 不適用 | 不適用 | 不適用 | 不適用 |
| 每股股息(港仙) | | | | | |
| — 中期 | **3.5** | 2.0 | 2.0 | 1.0 | — |
| — 末期 | **3.5** | 3.0 | 3.0 | 5.0 | 3.0 |
| 盈利派息比率 | **3.0** | 3.3 | 3.0 | 2.5 | 2.1 |
| 流動資產與流動負債比率 | **3.4** | 7.5 | 13.1 | 7.7 | 4.8 |
| 資本與負債比率(%) | **14.6** | 31.9 | 56.4 | 58.0 | 53.7 |
| 股東權益回報率(%) | **6.1** | 4.9 | 4.5 | 4.6 | 1.9 |
| 資金運用回報率(%) | **2.9** | 1.9 | 1.5 | 1.6 | 0.8 |
| 每股資產淨值(港元) | **3.2** | 3.6 | 3.5 | 3.4 | 3.5 |

*資本與負債比率即淨借貸與股東權益及附屬公司少數股東權益總和比例。*
*以上若干數字已重新編列。*

| **各部門職員** | | | | | |
|---|---|---|---|---|---|
| 總公司 | **123** | 128 | 114 | 103 | 81 |
| 船務 | **1,701** | 1,756 | 1,770 | 1,737 | 1,406 |
| 地產 | **170** | 125 | 31 | 31 | 32 |
| 酒店及消閒 | **99** | 92 | 129 | 159 | — |

**茲通告**信德集團有限公司訂於二零零三年六月十一日(星期三)下午二時三十分假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東週年常會，商議下列事項：

一. 省覽及通過截至二零零二年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事並釐定董事酬金。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

## 普通決議案

「**動議**：

(甲) 在本決議案(乙)段之限制下，批准一般性及無條件授權本公司董事會在有關期間內行使權力以購回本公司股份；

(乙) 本公司根據本決議案(甲)段之批准按香港公司股份購回守則在香港聯合交易所有限公司或由證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

(丙) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

## 普通決議案

「(一) **動議**：

(甲) 在本決議案(丙)段之限制下，根據公司條例第57B條，批准一般性及無條件授權本公司董事會在有關期間內行使本公司之權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(乙) 本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(丙) 本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb) (倘本公司董事會獲本公司股東另行通過普通決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限)，而上述之批准亦須受此限制；

(丁) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人(及，如適用，向本公司其他證券之合資格持有人)，按彼等當時持有該等本公司股份(或，如適用，該等其他證券)之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券(惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排)。」

「(二) **動議**批准授予本公司董事會行使本會議通告第六項所載第(一)項決議案(甲)段所述之本公司權力並就該決議案(丙)段之中(bb)分段所述之本公司股本事宜而行使該權力。」。



承董事會命
**蘇樹輝**
*公司秘書*

香港，二零零三年三月二十六日

*註冊辦事處：*
香港中環干諾道中200號
信德中心西座39字頂樓

*附註：*

一. 凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（指如有而言）或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。

三. 本公司將由二零零三年六月六日（星期五）至二零零三年六月十一日（星期三），首尾兩天包括在內，暫停辦理股份過戶登記手續：在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零三年六月五日（星期四）下午四時前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心19樓1901至1905室香港中央證券登記有限公司。

四. 關於上述第五項議程，董事會特請股東注意一份將連同二零零二年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

五. 關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股（依據第（一）項決議案（丙）段所載第(ii)、(iii)或(iv)項議程而配發者除外）。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。





**Shun Tak Holdings Limited**
Penthouse, 39th Floor, West Tower
Shun Tak Centre, 200 Connaught Road Central
Hong Kong

**信德集團有限公司**
香港中環干諾道中二百號信德中心西座三十九字頂樓